Filed pursuant to Rule 253(g)(2)
File No.: 024-12084

OFFERING CIRCULAR DATED MARCH 2, 2023

MONOGRAM ORTHOPAEDICS INC.

3913 Todd Lane, Austin, TX 78744

(512) 399-2656

www.monogramorthopaedics.com

UP TO 4,137,931 SHARES OF COMMON STOCK

PRICE: $7.25 PER SHARE

The minimum investment in this offering is 150 shares of Common Stock, or $1,087.50

	Price to Public	Underwriting discount and commissions (1)	Proceeds to issuer (2)
Per share	$7.25	$0.5075	$6.7425
Total Maximum	$30,000,000	$2,100,000.00	$27,900,000.00

(1)	The Company has engaged Digital Offering, LLC (“Digital Offering”) to act as lead selling agent (which we sometimes refer to as the “Selling Agent”) to offer the shares of our common stock, par value $0.001 (the “Common Stock”) to prospective investors in this offering on a “best efforts” basis, which means that there is no guarantee that any minimum amount will be received by the Company in this offering. In addition, the Selling Agent may engage one or more sub-agents or selected dealers to assist in its marketing efforts (we sometimes refer to Digital Offering and such sub-agents and/or dealers collectively as the “Selling Agents”). Digital Offering is not purchasing the shares of Common Stock offered by us and is not required to sell any specific number or dollar amount of shares in this offering before a closing occurs. The Company will pay a cash commission of 7.00% to Digital Offering on sales of the shares of Common Stock. See “Plan of Distribution” on page 22 for details of compensation payable to the Selling Agent in connection with the offering.
(2)	Does not account for the expenses of the offering. The Company expects that the amount of expenses of the offering that it will pay will be approximately $2,537,500 at the maximum offering amount, not including state filing fees.

We have applied to have our Common Stock listed on the Nasdaq Capital Market (which we sometimes refer to as Nasdaq) under the symbol “MGRM”. We intend to list our Common Stock on the Nasdaq Capital Market following Nasdaq’s certification of the Form 8-A of the Company to be filed concurrently with qualification of this, or a post-qualification amendment to this, offering statement. However, the listing of the Company’s Common Stock on the Nasdaq Capital Market is not a condition of the Company proceeding with this offering, and no assurance can be given that our application to list on Nasdaq will be approved or that an active trading market for our Common Stock will develop. Our Common Stock is not currently listed or quoted on any exchange.

This offering will terminate at the earliest of: (1) the date at which the maximum offering amount has been received by the Company, (2) one year from the date upon which the Securities and Exchange Commission (the “Commission”) qualifies the offering statement of which this offering circular forms a part, and (3) the date at which the offering is earlier terminated by the Company in its sole discretion. This offering is being conducted on a best-efforts basis. The Company intends to complete one closing in this offering. After the closing, funds tendered by investors will be made available to the Company.

INVESTING IN THE COMMON STOCK OF MONOGRAM ORTHOPAEDICS INC. IS SPECULATIVE AND INVOLVES SUBSTANTIAL RISKS. YOU SHOULD PURCHASE THESE SECURITIES ONLY IF YOU CAN AFFORD A COMPLETE LOSS OF YOUR INVESTMENT. SEE “RISK FACTORS” BEGINNING ON PAGE 8 TO READ ABOUT THE MORE SIGNIFICANT RISKS YOU SHOULD CONSIDER BEFORE BUYING THE COMMON STOCK OF THE COMPANY.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION

GENERALLY, NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(d)(2)(i)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO www.investor.gov.

Sales of these securities will commence on approximately March 1, 2023.

This offering circular is following the disclosure format of Part I of SEC Form S-1 pursuant to the general instructions of Part II(a)(1)(ii) of Form 1-A.

In the event that we become a reporting company under the Securities Exchange Act of 1934 (the “Exchange At”), we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012. See “Implications of Being an Emerging Growth Company.”

In this offering circular, the term “Monogram”, “we”, “us”, “our” or the “Company” refers to Monogram Orthopaedics, Inc.

THIS OFFERING CIRCULAR MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE”, “PROJECT”, “BELIEVE”, “ANTICIPATE”, “INTEND”, “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

SUMMARY

Overview

Monogram Orthopaedics, Inc was incorporated under the laws of the State of Delaware on April 21, 2016, as “Monogram Arthroplasty Inc.” On March 27, 2017, the Company changed its name to “Monogram Orthopaedics Inc.” Monogram Orthopaedics is working to develop a product solution architecture with the long-term goal to enable patient-optimized orthopaedic implants economically at scale by linking 3D printing and robotics with advanced pre-operative imaging. The Company has a robot prototype that can autonomously execute optimized paths for high precision insertion of implants in synthetic bone specimens. Monogram intends to produce and market robotic surgical equipment and related software, orthopaedic implants, tissue ablation tools, navigation consumables, and other miscellaneous instrumentation necessary for reconstructive joint replacement procedures. The Company has not yet made 510(k) premarket notification submissions or obtained 510(k) clearances for any of its robotic products. FDA approval is required to market our products, and the Company has not obtained FDA approval for any of its robotic products, and it cannot estimate the timing to obtain such clearances.

Our Products

Monogram’s primary business will be to market orthopaedic implants insertable with our orthopaedic robot. The development of our robotic system remains our focus. We plan to execute an incremental, multi-generational product release strategy, starting with generic knee implants prepared with our robotic system. Over time our goal is to introduce optimized total knee replacements compatible with our robotic system, but only after launching our robotic system with generic implants.

Our Market

We intend to market our products to orthopaedic surgeons, hospitals (or other medical facilities), and patients. Our ideal customers are hospitals and outpatient facilities in high population metropolitan regions that employ high-volume technology-focused surgeons.

Provided we obtain FDA approval for our surgical robotic system successfully, we intend to market and sell our products in the United States primarily through direct sales representatives, independent sales representatives, and distributors.

The Offering

Securities offered:	Maximum of 4,137,931 shares of Common Stock
Offering Price per share	$7.25 per share.

Minimum Investment	The minimum subscription is $1,087.50, or 150 shares of Common Stock. However the Company may waive the minimum subscription amount in its sole discretion.

Use of Proceeds

If we raise the maximum offering amount, we estimate our net proceeds, after deducting estimated offering expenses of approximately $2,537,500, will be approximately $27,462,500. We intend to use the proceeds from this offering to carry out our business described above and for general corporate purposes including the costs of this offering. See the “Use of Proceeds” section of this offering circular for details on our intended use of proceeds from this offering.

Risk Factors	Investing in our securities is highly speculative and involves a high degree of risk. You should carefully consider the information set forth in the “Risk Factors” section beginning on page 8 before deciding to invest in our securities.

Selling Agent

We have engaged Digital Offering, LLC to serve as our lead selling agent to assist in the placement of our Common Stock in this offering on a “best efforts” basis. In addition, the Digital Offering, LLC may engage one or more sub-agents or selected dealers to assist in its marketing efforts. See “Plan of Distribution” for further details.

Restrictions on Investment Amount	For so long as our Common Stock is not listed on Nasdaq, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(c) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

Termination of the Offering	This offering will terminate at the earlier of: (1) the date on which the maximum offering amount has been sold, (2) the date which is one year after this offering has been qualified by the Commission or (3) the date on which this offering is earlier terminated by us in our sole discretion.

Proposed Listing	We have applied to list our Common Stock on the Nasdaq Capital Market under the symbol “MGRM.” However, the listing of our Common Stock on the Nasdaq Capital Market is not a condition of our proceeding with this offering.

Securities outstanding before the Offering (as of February 23, 2023) (3)

Common Stock	9,673,870

Series A Preferred Stock	4,897,553

Series B Preferred Stock	3,195,599

Series C Preferred Stock	459,455

Securities outstanding after the Offering (based on securities outstanding as of February 23, 2023) (3):

Common Stock (2)	30,917,015

Series A Preferred Stock (2)	0

Series B Preferred Stock (2)	0

Series C Preferred Stock (1,2)	0

(1)	On July 14, 2022, the Company initiated a Regulation CF offering with DealMaker Securities LLC in which Monogram raised $4,599,145 from the issuance of 459,455 shares of Series C Preferred Stock at a price per share of $10.01 (the “Series C Offering”). The Series C Offering is closed as of the date of this offering circular.
(2)	Upon (and assuming) the effectiveness of a Form 8-A filed by the Company, all shares of Preferred Stock outstanding as of such time will automatically convert into Common Stock, resulting in an additional 17,105,214 shares of Common Stock being issued at such time (based on outstanding shares of Series A, B, and C Preferred Stock as of February 23, 2023). The Common Stock outstanding set forth above assumes the conversion of all outstanding Series A, B, and C Preferred Stock into shares of Common Stock (at conversion rate of two (2) shares of Common Stock for each one (1) share of Preferred Stock).
(3)	In addition to the securities outstanding set forth above, as of February 23, 2023 the Company had warrants outstanding exercisable into a total of 2,364,618 shares of Common Stock, and had stock options outstanding exercisable into 4,860,666 shares of Common Stock. Assuming the Company raises the full $30,000,000 from the issuance of 4,137,931 shares of Common Stock in this offering, and assuming the exercise of all warrants into Common Stock and exercise of all vested and unvested stock options as of February 23, 2023, the number of shares of Common Stock after this offering would be 38,360,085 shares.

Except as otherwise indicated herein, all information in this offering circular assumes no exercise of the outstanding stock options or warrants described above.

Implications of Being an Emerging Growth Company

As an issuer with less than $1.07 billion in total annual gross revenues during our last fiscal year, we will qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and this status will be significant if and when we become subject to the ongoing reporting requirements of the Exchange Act upon filing a Form 8-A. An emerging growth company may take advantage of certain reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. In particular, as an emerging growth company we:

●	will not be required to obtain an auditor attestation on our internal controls over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

●	will not be required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives (commonly referred to as “compensation discussion and analysis”);

●	will not be required to obtain a non-binding advisory vote from our members on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on-frequency” and “say-on-golden-parachute” votes);

●	will be exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;

●	may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or MD&A; and

●	will be eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards, and hereby elect to do so. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under Section 107 of the JOBS Act.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions for up to five years after our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933, as amended, or such earlier time that we no longer meet the definition of an emerging growth company. Note that this offering, while a public offering, is not a sale of common equity pursuant to a registration statement, since the Offering is conducted pursuant to an exemption from the registration requirements. In this regard, the JOBS Act provides that we would cease to be an “emerging growth company” if we have more than $1.07 billion in annual revenues, have more than $700 million in market value of our limited liability company membership interests held by non-affiliates, or issue more than $1 billion in principal amount of non-convertible debt over a three-year period.

Certain of these reduced reporting requirements and exemptions are also available to us due to the fact that we may also qualify, once listed, as a “smaller reporting company” under the Commission’s rules. For instance, smaller reporting companies are not required to obtain an auditor attestation on their assessment of internal control over financial reporting; are not required to provide a compensation discussion and analysis; are not required to provide a pay-for-performance graph or CEO pay ratio disclosure; and may present only two years of audited financial statements and related MD&A disclosure.

Summary Financial Data

You should read the following summary financial data together with our financial statements and the related notes appearing elsewhere in this offering circular and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this offering circular. We have derived the statements of operations data for the six months ended June 30, 2022 and 2021 and balance sheet data as of June 30, 2022 from our unaudited condensed financial statements appearing elsewhere in this offering circular, and we have derived the statements of operations data for the years ended December 31, 2021 and 2020 from our audited financial statements appearing elsewhere in this offering circular. Our historical results are not necessarily indicative of the results that may be expected in the future, and our results for any interim period are not necessarily indicative of results that may be expected for any full year.

Statements of Operations Data:

	Years Ended		For the six months ended June 30,
	December 31, 2021	December 31, 2020	2022 (Unaudited)	2021 (Unaudited)
Revenues	$628,246	$—	$—	$628,246
Operating Expenses	$10,447,207	$6,850,738	$5,600,668	$5,070,553
Loss from operations	$(10,277,636)	$(6,850,738)	$(5,600,668)	$(4,902,782)
Other income (expense):	$(1,537,332)	$(2,217,268)	$(763,428)	$(249,056)
Income taxes	—	—	—	—
Net Loss	$(11,814,968)	$(9,068,006)	$(6,364,096)	$(5,151,838)
Basic and diluted loss per share of Common Stock (1)	$(2.44)	$(1.98)	$(1.32)	$(1.07)

(1)	See Note 1 to our financial statements for the years ended December 31, 2021 and 2020 and for the six months ended June 30, 2022 and 2021 for an explanation of the method used to compute basic and diluted net loss per share.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as cyber-attacks and the ability to prevent such attacks). Additionally, early-stage companies are inherently riskier than more developed companies, and the risk of business failure and complete loss of your investment capital is present. You should consider general risks as well as specific risks when deciding whether to invest.

Below is a summary of material risks, uncertainties and other factors that could have a material effect on the Company and its operations:

•	We have a limited operating history upon which you can evaluate our performance, and have not yet generated profits.

•	Our auditor included a “going concern” note in its audit report for our financial statements for the years ended December 31, 2021 and 2020.

•	Our technology is not yet fully developed, and there is no guarantee that we will ever successfully develop the technology that is essential to our business. Furthermore, the end products we intend to produce will have an extremely high technical sophistication level that makes it difficult to estimate the costs required to develop those technologies accurately.

•	Our business plan is predicated on obtaining market clearance for our products from the Food and Drug Administration (“FDA”) under Section 510(k) of the Federal Food, Drug, and Cosmetic Act, or the FDCA. If we are unable to obtain Section 510(k) clearance, it is unlikely that we will be able to continue to operate.
•	If the FDA requires us to submit clinical data with our Section 510(k) submissions, it will materially increase the cost and time required to obtain clearance from the FDA.

•	We could be adversely affected by product liability, product recall, personal injury or other health and safety issues.

•	We depend on a licensing agreement for our key intellectual property, which, if terminated, would significantly impair our ability to continue operations. Significant delays in the development of our technology may result in a default on the terms of this agreement, which increases the risk of this licensing agreement being terminated.

•	We may be subject to patient data protection requirements.

•	We operate in a highly competitive industry that is dominated by several very large, well-capitalized market leaders, and the size and resources of some of our competitors may allow them to compete more effectively than we can.

•	We rely on third parties to provide services and materials essential to the success of our business. The loss of these third parties would be materially disruptive to our business, and we may incur high costs and time to secure alternative supply.

•	We expect to raise additional capital through equity and/or debt offerings to support our working capital requirements and operating losses.

•	Our Company is controlled by its officers and directors.

•	We may be unable to list our stock on a national exchange, such as the Nasdaq Capital Market.

Risks Related to Our Company

We have a limited operating history upon which you can evaluate our performance. Accordingly, our prospects must be considered in light of the risks that any new company encounters. Our Company was incorporated under the laws of the State of Delaware on April 21, 2016. Accordingly, we have limited history upon which an evaluation of our prospects and future performance can be made. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the time required to commercialize FDA approved products, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase in the near future, and there is no assurance that we will be profitable in the near future. You should consider our business, operations, and prospects in light of the risks, expenses, and challenges faced as an emerging growth company.

We rely on third-party suppliers for materials used in the manufacturing of our products. In particular, the robot arm that we use for our surgical robots is the LBR Med, which KUKA Robotics Corporation manufactures. If KUKA Robotics Corporation decided to terminate its business relationship with us, or discontinued production of this robot arm, it could result in significant time, effort, and expense to find a suitable alternative for our surgical robots, and could negatively impact our current timelines with respect to commercializing our products.

The auditor included a “going concern” note in its audit report. We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through this offering, we may not accurately anticipate how quickly we may use the funds and whether these funds are sufficient to bring the business to profitability.

Our technology is not yet fully developed, and there is no guarantee that we will successfully develop our technology. Monogram is developing sophisticated technology that will require significant technical and regulatory expertise to develop and commercialize. If we are unable to develop and commercialize our technology and products successfully, it will significantly affect our viability as a Company.

We are subject to substantial governmental regulation relating to the manufacturing, labeling, and marketing of our products, and will continue to be for the lifetime of our Company. The FDA and other governmental authorities in the United States regulate the manufacturing, labeling, and marketing of our products. The process of obtaining regulatory approvals to market a medical device can be expensive and lengthy, and applications may take a long time to be approved, if they are approved at all. Our compliance with the quality system, medical device reporting regulations, and other laws and regulations applicable to the manufacturing of products within our facilities and those contracted by third parties is subject to periodic inspections by the FDA and other governmental authorities. Complying with regulations, and, if necessary, remedial actions can be significantly expensive. Failure to comply with applicable regulatory requirements may subject us to a range of sanctions, including substantial fines, warning letters that require corrective action, product seizures, recalls, halting product manufacturing, revocation of approvals, exclusion from future participation in government healthcare programs, substantial fines, and criminal prosecution.

We are subject to federal and state healthcare regulations and laws relating to anti-bribery and anti-corruption, and non-compliance with such laws could lead to significant penalties. State and federal anti-bribery laws, healthcare fraud and abuse laws dictate how we conduct the relationships that we and our distributors and others that market our products have with healthcare professionals, such as physicians and hospitals. We also must comply with a variety of other laws that protect the privacy of individually identifiable healthcare information. These laws and regulations are broad in scope and are subject to evolving interpretation, and we could be required to incur substantial costs to monitor compliance or to alter our practices if we are found not to be in compliance. In addition, violations of these laws may be punishable by criminal or civil sanctions, including substantial fines, imprisonment of current or former employees, and exclusion from participation in governmental healthcare programs.

Government regulations and other legal requirements affecting our Company are subject to change. Such change could have a material adverse effect on our business. We operate in a complex, highly regulated environment. The numerous federal, state and local regulations that our business is subject to include, but are not limited to: federal and state registration and regulation of medical devices; applicable governmental payor regulations including Medicare and Medicaid; data privacy and security laws and regulations including those under the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”); the Affordable Care Act (“ACA”) or any successor to that act; laws and regulations relating to the protection of the environment and health and safety matters, including those governing exposure to, and the management and disposal of, hazardous substances; regulations regarding food and drug safety including those of the Food and Drug Administration (“FDA”), and consumer protection and safety regulations including those of the Consumer Product Safety Commission, as well as state regulatory authorities, governing the availability, sale, advertisement and promotion of products we sell; federal and state laws governing health care fraud and abuse; anti-kickback laws; false claims laws; and laws against the corporate practice of medicine. The FDA and state regulatory authorities have broad enforcement powers, including the ability to seize or recall products and impose significant criminal, civil and administrative sanctions for violations of these laws and regulations.

Changes in laws, regulations, and policies and the related interpretations and enforcement practices may significantly affect our cost of doing business as we endeavor to maintain compliance with such new policies and laws. Changes in laws, regulations, and policies and the related interpretations and enforcement practices generally cannot be predicted may require extensive system and operational changes. Noncompliance with applicable laws and regulations could result in civil and criminal penalties that could adversely affect our business, including suspension of payments from government programs; loss of required government certifications; loss of authorizations to participate in or exclusion from government programs, including the Medicare and Medicaid programs; loss of licenses; and significant fines or monetary penalties. Any failure to comply with applicable regulatory requirements could result in significant legal and financial exposure, damage our reputation, and have a material adverse effect on our business operations, financial condition, and results of operations.

We have not yet obtained clearance of our products by the U. S. Food and Drug Administration, or FDA, which is critical to our business plan. In order to sell our products, we must obtain market clearance from the Food and Drug Administration (“FDA”) under Section 510(k) of the Federal Food, Drug, and Cosmetic Act, or the FDCA (see “The Company’s Business – Regulation”). Our initial focus is seeking Section 510(k) clearance for our surgical robot, to be followed by seeking clearance for patient-optimized orthopaedic implants developed by the Company. If Monogram is unable to, at a minimum, obtain Section 510(k) clearance for its surgical robot, which clearance we cannot guarantee, we will not be able to commercialize our robot, and it is unlikely that we will be able to continue to operate as a going concern.

If the FDA requires us to submit clinical data with our Section 510(k) submissions, it will materially increase the cost and time required to obtain clearance from the FDA. The FDA may request clinical data with our 510(k) submissions, which could significantly increase the time needed to receive Section 510(k) clearance and could materially delay our timeline to revenues and add considerable development costs. We do not currently have the funding to conduct a clinical trial, and even if we raise the maximum amount in this offering, we may be required to raise additional capital from outside sources to secure the capital for a clinical trial, and there is no guarantee we would be successful in doing so. The FDA has indicated an increased focus on robotic technologies that perform automated operations and may request clinical data for our robot and/or implants. If the FDA requires such information, it will materially and adversely impact our development timeline and increase the cost to obtain market clearance. If the Company is unsuccessful in securing enough capital to fund clinical trials and continue its operations while it is under review with the FDA, the Company may be unable to operate as a going concern.

We anticipate initially sustaining operating losses. It is expected that we will initially sustain operating losses in seeking Section 510(k) clearance. Our ability to become profitable depends primarily on obtaining 510(k) clearance of our surgical robot – and, to a lesser degree, our patient-optimized orthopaedic implant - and subsequent success in licensing and selling of those products. There can be no assurance that this will occur. Unanticipated problems and expenses are often encountered in offering new products, which may impact whether the Company is successful. Furthermore, we may encounter substantial delays and unexpected costs related to development, technological changes, marketing, regulatory requirements, and changes to such requirements or other unforeseen difficulties. There can be no assurance that we will ever become profitable. If the Company sustains losses over an extended period of time, it may be unable to continue in business.

We may experience property theft and inventory control issues. Once (and assuming) we are successful in bringing our products to market, we may be reliant on third-party distributors to market and sell our inventory on consignment. If such a distributor loses, steals, or otherwise damages our inventory, it could result in material losses to our business that we may not recover. Furthermore, our business could suffer significant reputational damage because of the actions of distributors.

Our products may not gain market acceptance among hospitals, surgeons, physicians, patients, healthcare payors, and the medical community. A critical element in our commercialization strategy is to persuade the medical community on the efficacy of our products and to educate then on their safe and effective use. Surgeons, physicians, and hospitals may not perceive the benefits of our products and could be unwilling to change, or advocate for change, from the devices they are currently using. A number of factors may limit the market acceptance of our products, including the following:

•	rate of adoption by healthcare practitioners;

•	rate of a product’s acceptance by the target population;

•	timing of market entry relative to competitive products;

•	availability of third-party reimbursement;

•	government review and approval requirements;

•	the extent of marketing efforts by us and third-party distributors or agents retained by us; and

•	side effects, product defects / weaknesses, or unfavorable publicity concerning our products or similar products.

Notably, in our simulations, our current methods of robotic execution take longer than conventional methods of insertion. If we are unable to reduce the time of our surgical procedure, it may adversely impact market reception of our products. Our inability to successfully commercialize our products will have a material adverse effect on the value of your investment.

We could be adversely affected by product liability, personal injury or other health and safety issues. We could be adversely impacted by the supply of defective products. We are also exposed to risks relating to the surgical robotic technology services and products we provide. Defective products or errors in our technology could lead to serious injury or death. If our system does not perform its intended clinical use, or if it is not safe, we could materially harm patients and incur material liabilities that could materially adversely impact our business and market reputation. Product liability or personal injury claims may be asserted against us with respect to any of the products we supply or the services we provide. Monogram is also liable for harms caused by any faults in raw materials or products supplied by third-party manufacturers and suppliers that our Company utilizes. It is our responsibility to have a quality management system in place and to audit our suppliers to ensure that products supplied to our Company meet proper standards. Should a product or other liability issues arise, the coverage limits under insurance programs and the indemnification amounts available to us may not be adequate to protect us against claims and judgments. We also may not be able to maintain such insurance on acceptable terms in the future. We could suffer significant reputational damage and financial liability if we experience any of the foregoing health and safety issues or incidents, which could have a material adverse effect on our business operations, financial condition and results of operations.

If third-party payors fail to provide appropriate levels of reimbursement for the use of our products, our revenues could be adversely affected. Sales of our products will depend on the availability of adequate reimbursement from third-party payors. In each market in which we intend to do business, our inability to obtain reimbursement approval or the failure of third-party payors to reimburse health care providers at a level that justifies the use of our products instead of cheaper alternatives will hurt our business.

Moreover, we are unable to predict what changes will be made to the reimbursement methodologies used by third-party payors in the future. Changes in political, economic, and regulatory influences may significantly affect healthcare financing and reimbursement practices. For example, there have been multiple attempts through legislative action and legal challenges to repeal or amend the ACA. We cannot predict whether current or future efforts to repeal or amend these laws will be successful, nor can we predict the impact that such a repeal or amendment and any subsequent legislation would have on our business and reimbursement levels. There have also been a number of other proposals and enactments by the federal government and various states to reduce Medicaid reimbursement levels in response to budget deficits, and we expect additional proposals in the future. We cannot assure you that recent or future changes to reimbursement policies and practices will not materially and adversely affect our results of operations. Efforts to control healthcare costs, including costs of reconstructive joint replacement, are continuous, and reductions in third party reimbursement levels could materially and adversely affect our results of operations.

We rely on a licensing agreement with the Icahn School of Medicine at Mount Sinai. We are party to a licensing agreement (and related option agreement) with Icahn School of Medicine at Mount Sinai (“Mount Sinai”) pursuant to which Mount Sinai has granted Monogram an exclusive license to patents related to customizable bone implants, surgical planning software, and surgical robots (see “The Company’s Business – Intellectual Property”). The patent, software, technical information, know-how, etc. licensed under this agreement is integral to our Company’s core products and technology. As such, we are reliant on the licensing agreement with Mount Sinai to operate our business. Under the terms of our licensing agreement, Mount Sinai has the right to terminate our license for the patent if we materially breach any of our obligations under the licensing agreement. Further, the licensing agreement expires upon the later of (i) 12 years from the first commercial sale of such any product that we sell using the intellectual property covered in the licensed patent or (ii) expiration of the licensed patent. If our arrangement with Mount Sinai were to end, we would no longer be able to use the intellectual property covered by the patent, which could significantly affect our business.

We may default on our obligations under the licensing agreement with the Icahn School of Medicine at Mount Sinai, which could result in termination of the agreement. Pursuant to the terms of the licensing agreement with Mount Sinai (and the amendment thereto, each of which are filed as Exhibits to the offering statement of which this offering circular forms a part), we must have a first commercial sale our products within seven (7) years of the Effective Date of the agreement, or by October 10, 2024. Failure to meet this deadline would constitute a breach of our agreement, and Mount Sinai would have the right to give us a notice of default, and could ultimately terminate the licensing agreement if we fail to cure this default within sixty (60) days. A termination of this licensing agreement would also terminate our related option agreement with Mount Sinai, as the option agreement is governed by the terms of the licensing agreement. Currently, we expect to achieve a commercial sale within this timeframe. If we are unsuccessful in doing so, however, we would be in default, and would be exposed to the risk of Mount Sinai terminating the agreement, along with our right to license its intellectual property. Such a result would materially impact our ability to operate as a going concern.

We operate in a highly competitive industry that is dominated by several very large, well-capitalized market leaders and is continuously evolving. New entrants to the market, existing competitor actions, or other changes in market dynamics could adversely impact us.  The level of competition in the orthopaedic market is high, with several very large, well-capitalized competitors holding a majority share of the market. Changes in market dynamics or actions of competitors or manufacturers, including industry consolidation and the emergence of new competitors and strategic alliances, could materially and adversely impact our business. Disruptive innovation by existing or new competitors could alter the competitive landscape in the future and require us to accurately identify and assess such changes and make timely and effective changes to our strategies and business model to compete effectively.

Currently, we are not aware of any well-known orthopaedic companies that broadly offer robotic technology in combination with surgical navigation for the insertion of patient-specific press-fit orthopaedic implants. Nonetheless, many of our competitors in this market have significant financial resources. They may seek to extend their robotics and orthopaedic implant technology to accommodate the robotic insertion of patient-specific press-fit implants. Further, several companies offer surgical navigation systems for use in arthroplasty procedures that provide a minimally invasive means of viewing the anatomical site. As such, other companies may create similar technology and/or products to that which we are trying to develop, which would increase competition in our industry. As competition increases, a significant increase in general pricing pressures could occur, which could require us to reevaluate our pricing structures to remain competitive. For example, if we are not able to anticipate and successfully respond to changes in market conditions, it could result in a loss of customers or renewal of contracts or arrangements on less favorable terms.

Successful infringement claims against us could result in significant monetary liability or prevent us from selling some of our products. If successfully developed, our products and technology may be highly disruptive to a very large and growing market. Our competitors are well-capitalized with significant intellectual property protection and resources and may initiate infringement lawsuits against our Company. Such litigation could be expensive and could also prevent us from selling our products, which would significantly harm our ability to grow our business as planned.

The Company’s success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Benjamin Sexson who joined on April 2018 and is currently serving as the Chief Executive Officer of the Company. The Company has entered into an employment agreement with Benjamin Sexson although there can be no assurance that he will continue to be employed by the Company for a particular period of time. The loss of Benjamin Sexson or any member of the board of directors or other executive officers could harm the Company’s business, financial condition, cash flow and results of operations.

Our failure to attract and retain highly qualified personnel in the future could harm our business. As the Company grows, it will be required to hire and attract additional qualified professionals such as software engineers, robotics engineers, machine vision and machine learning experts, biomechanical engineers, project managers, regulatory professionals, sales and marketing professionals, accounting, legal, and finance experts. We expect to face intense competition for such personnel, and the Company may not be able to locate or attract qualified individuals for such positions, which will affect the Company’s ability to grow and expand its business.

Certain of our non-executive employees rely on work visas in order to work at our Company, and as a result, we may experience disruptions resulting from visa issues encountered by members of our staff. A number of our non-executive employees are not United States citizens, and require visas in order to legally work in the United States. As a result, we are potentially susceptible to work disruptions and/or staff shortages resulting from visa issues (such as denials, non-renewals, etc.) affecting members of our staff. If one or more of our employees were unable to work for us as a result of a visa issue, either temporarily or permanently, it could have a material negative impact on our Company, leading to delays to our current plan of operations, additional expenses, as well as time and effort on the part of management in finding replacements that would otherwise be spent on the Company’s primary goals.

We may spend material amounts on marketing that may not be effective. The Company has paid and anticipates it will continue to spend material amounts on marketing the Company and its products. The returns from marketing are highly speculative and often challenging to measure. If the marketing spending is ineffective, it could materially harm our business.

We rely on third-party manufacturers and service providers. Our third-party partners provide a variety of essential business functions, including distribution, manufacturing, and many others. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. If we encounter problems with one or more of these parties, and they fail to perform to expectations, it would be materially disruptive to our business, and we may incur high costs and time to secure alternative supply or be unable to secure an alternative supply altogether. Such an occurrence could have a material adverse impact on the Company.

Additionally, the Company does not currently have any manufacturing capabilities itself for what is required by the FDA. As such, any failures or delays on the part of the manufacturers we rely on to produce our products could lead to longer production lead times. Similarly, supplier disruptions could materially impact our development timelines, delaying our intended FDA submission beyond 2023. If we are unable to submit our FDA submissions in a timely manner, it could adversely affect our financial position and ability to generate sales.

Our products may be more expensive to produce than we estimate. We estimate, although we cannot guarantee, that the cost to produce our robotic system will be below that of our primary competitors in this market. Investors should note, however, that this estimation is based on assumptions about the production costs of our competitors that may be inaccurate or outdated. Furthermore, it is possible that that competitors of our Company with larger and more established operations could discount their prices compared to what they are now if we attempted to undercut them in the market, which could negatively affect our ability to compete in our market against these competitors.

Our future success is dependent on the continued service of our small management team. Monogram is managed by four directors and one executive officer. Our success is dependent on their ability to manage all aspects of our business effectively. Because we are relying on our small management team, we lack certain business resources that may hurt our ability to efficiently operate or grow our business. Any loss of key members of our executive team could have a negative impact on our ability to manage and grow our business effectively. We do not maintain a key person life insurance policy on any of the members of our senior management team. As a result, we would have no way to cover the financial loss if we were to lose the services of our directors or officers.

We expect to raise additional capital through equity and/or debt offerings to support our working capital requirements and operating losses. To fund future growth and development, the Company will likely need to raise additional funds in the future by offering shares of its Common or Preferred Stock and/or other classes of equity, or debt that convert into shares of Common or Preferred Stock, any of which offerings would dilute the ownership percentage of investors in this offering. See “Dilution.” In order to issue sufficient shares in this regard, we may be required to amend our certificate of incorporation to increase our authorized capital stock, which would require us to obtain the consent of a majority of our stockholders. Furthermore, if the Company raises capital through debt, the holders of our debt would have priority over holders of Common and Preferred Stock, and the Company may be required to accept terms that restrict its ability to incur more debt. We cannot assure you that the necessary funds will be available on a timely basis, on favorable terms, or at all, or that such funds, if raised, would be sufficient. The level and timing of future expenditure will depend on a number of factors, many of which are outside our control. If we are not able to obtain additional capital on acceptable terms, or at all, we may be forced to curtail or abandon our growth plans, which could adversely impact the Company, its business, development, financial condition, operating results or prospects.

Any valuation at this stage is difficult to assess. The valuation for this Offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially early-stage companies, is challenging to assess, and you may risk overpaying for your investment.

If we cannot raise sufficient funds, we will not succeed. We are offering shares of our Common Stock in the amount of up to $30,000,000 in this offering on a best-efforts basis and may not raise the entire amount. Even if the maximum amount is raised, we are likely to need additional funds in the future to grow. The technology and products we are developing are highly sophisticated, and we may also encounter technical challenges that require more capital than anticipated by the management team to overcome. Additionally, if we are required to submit clinical data to the FDA in connection with our planned 510(k) submissions, our capital needs will be significantly greater than our management currently anticipates will be required to achieve clearance of our products with the FDA. If we cannot raise those funds for whatever reason, including reasons relating to the Company itself or to the broader economy, the Company may not survive. If we raise a substantially lesser amount than the Maximum Raise, we will have to find other sources of funding for some of the plans outlined in “Use of Proceeds To Issuer”.

Our technologies are highly complex, and development budget estimates may not be accurately or sufficiently forecasted. While management makes every effort to predict anticipated development costs accurately, the project and technology complexity of the products makes it difficult to forecast these required development costs accurately. It is not uncommon to encounter unforeseen technical challenges that introduce unanticipated development costs. The actual development costs may not be the same as the anticipated development costs. If the actual development costs are materially above those anticipated by management, it could materially adversely impact our business.

Our products may require more technical complexity than anticipated and our engineers may not be able to overcome these technical challenges. While management makes every effort to anticipate the technical challenges of product development, we may encounter unforeseen complexity that we cannot overcome, or that may be difficult to overcome without incurring significant time or cost that was not anticipated or budgeted. For example, we have found it challenging to revise our first-generation tibial design. To facilitate more efficient removal, we may need to make design changes to features like the locking mechanism that were not anticipated and introduce additional cost, time and complexity. Additional unforeseen challenges as this could hinder our plan of operations, slowing our progress and increasing our costs, which may harm your investment in our Company.

We may not gain acceptance by group purchasing organizations or other purchasing entities. Many hospital systems and ambulatory surgery centers use group purchasing organizations to negotiate pricing and supply from vendors. Many of these organizations are large and risk-averse, and gaining adoption at reasonable terms can be challenging. If we are unable to secure contracts with widely used group purchasing organizations, we may struggle to gain market adoption, which would materially adversely affect our business.

We may use independent distributors to represent our products. Monogram may use contracted employees and independent distributors to represent our products to surgeons, hospitals, and ambulatory surgery centers. Such independent distributors and contractors are not employees of the Company and may conduct business in a manner that is unethical or even illegal. Monogram could incur liability for unlawful business practices conducted by such independent distributors or contractors. If a distributor violates the terms of our agreements, it could materially adversely affect our business.

Our products require a level of accuracy that we may never be able to achieve. To obtain FDA approval on our system we will need to demonstrate that we can accurately position implants in robotically prepared bone specimens. The KUKA LBR Med robot that we are using has never before been used or validated for this application, and it may not be able to perform to the accuracy required. Preparing bone to the accuracies required is a highly challenging task with numerous sources of error that we may never be able to overcome. We have not yet achieved high-accuracy cuts in a cadaveric bone specimen. If we cannot execute a robotic surgical plan with sufficient accuracy, it will materially adversely impact our business and market reputation.

Our products may not provide a clinical benefit. The Company has not conducted clinical studies on live patients with its products. Our products may not provide a benefit to patient outcomes, or may not prove to be useful to patients or desirable for hospitals. If our products fail to provide a clinical benefit to our patients, it will materially adversely impact our business and market reputation.

We may have to reduce our headcount if we are unable to raise sufficient funds. The Company anticipates that it could substantially reduce expenses to extend its operating runway if needed. This could require a reduction in the number of full-time employees. However, reducing the number of employees could slow our products' development and commercialization and adversely impact our business and market reputation.

Our assets may become pledged as collateral to a lender. We may enter into financing arrangements with lenders that contain covenants that limit our ability to engage in specified types of transactions. These covenants may limit our ability to, among other things:

•	petition for bankruptcy;

•	assignment of the notes to other creditors;

•	appointment of a receiver of any property of the Company; and

•	consolidate, merge, sell, or otherwise dispose of all or substantially all of our assets.

A breach of any of these covenants could result in a default under the terms of such a financing in which the lender could elect to declare all amounts outstanding thereunder to be immediately due and payable. We may need to pledge all of our assets as collateral to secure additional financing.

We may fail to meet the Sarbanes-Oxley regulations and may lack the financial controls and safeguards required of public companies. Assuming we file our Form 8-A and become a public reporting company subject to Exchange Act reporting requirements, we may fail to implement the internal infrastructure necessary and required under Section 404 of the Sarbanes- Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management’s time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Acquisition opportunities may present themselves do not achieve the positive results anticipated by our management.  From time to time, acquisition opportunities may become available to the Company. Those opportunities may involve the acquisition of specific assets, like intellectual property or inventory, or may involve the assumption of the business operations of another entity. Our goal with any future acquisition is that any acquisition should be able to contribute neutral to positive EBITDA to the Company after integration. To effect these acquisitions, we will likely be required to obtain lender financing or issue additional shares of stock in exchange for the shares of the target entity. If the performance of the acquired assets or entity does not produce positive results for the Company, the terms of the acquisition, whether it is interest rate on debt, or additional dilution of stockholders, may prove detrimental to the financial results of the Company, or the performance of your particular shares.

The COVID-19 pandemic continues to pose risks to our business, results of operations and financial condition, the nature and extent of which are highly uncertain and remain unpredictable.

Our business is exposed to risks associated with public health crises and outbreaks of epidemic, pandemic, or contagious diseases, such as COVID-19.  There has been a decline in elective surgical procedures globally due to the COVID-19 pandemic.  In the third and fourth quarters of 2021, the highly transmissible Delta and Omicron variants resulted in further deferrals of elective surgical procedures, and we believe that staffing shortages at hospitals also contributed to the deferral of such procedures. We expect these declines to continue for the duration of the pandemic, and they may be further impacted by COVID-19 variants and resurgences. The COVID-19 global pandemic may result in an adverse impact on our financial condition, results of operations and cash flows.

Deferral of elective surgical procedures could lead to a number of potential negative outcomes:

•	lower revenues, profits and cash flows compared to historic trends in our market;

•	manufacturing facilities at less than normal capacity;

•	excess inventory we cannot sell;

Also, we may need to conduct clinical studies in order to bring our products to market. COVID-19 has had, and may continue to have, a negative impact on the enrollment rate in clinical trials, which may impair our ability to conduct clinical trials in a timely manner, or at all, if required by the FDA.

COVID-19 and the current financial, economic and capital markets environment, and future developments in these and other areas, present material uncertainty and risk with respect to our performance, financial condition, volume of business, results of operations and cash flows.

Risks Related to the Securities in this Offering

There is no guarantee you will have a positive return on your investment. There can be no assurance that investors in this offering will realize a return on investment or that investors will not lose their entire investment. For this reason, each investor should read this offering circular and all Exhibits carefully and should consult with such investor’s own attorney and business advisor prior to making any investment decision.

Our Company is controlled by its officers and directors. As of the date of this offering circular, Benjamin Sexson, our Chief Executive Officer and a Director, and Dr. Douglas Unis, a Director of our Company, beneficially own the majority of the Company’s voting securities. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company’s management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company’s existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness (as applicable) and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of its capital stock.

We may be unable to list our stock on a national exchange, such as the Nasdaq Capital Market. There has been no public market for our Common Stock to date. Our Common Stock is not listed or quoted on any exchange. Although it is our intention to qualify for the trading of our Common Stock on a national exchange and we have applied to list our Common Stock on the Nasdaq Capital Market following the qualification of the offering and declaration of effectiveness of a Form 8-A, we may not meet or maintain certain qualifying requirements for Nasdaq. If we are unable to meet these requirements, we may seek to list on another similar exchange, or the over-the-counter market – but there is no guarantee we would be successful in doing so. Even if we obtain that quotation (or listing), we do not know the extent to which investor interest will lead to the development and maintenance of a liquid trading market. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

We have previously granted anti-dilution rights in the form of preemptive rights to certain holders of our Common Stock. The effect of those rights is that at any time we intend to issue additional shares of our stock that would dilute those holders, they would first have the right to acquire additional shares to maintain their pro rata ownership. As a result, upon future issuances of stock by the Company, investors in this offering may experience more substantial dilution than other stockholders.

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, the investors’ rights agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under these agreements. Investors in this offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the Company arising out of or relating to the subscription agreement. By signing the subscription agreement, the investor warrants that the investor has reviewed this waiver, and knowingly and voluntarily waives the investor’s jury trial rights.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Texas, which governs the subscription agreement, and in the Court of Chancery in the State of Delaware. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently, and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement.

If you bring a claim against the Company in connection with matters arising under the subscription agreement, including claims under federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the Company. If a lawsuit is brought against the Company under the either of these agreements, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the subscription agreement with a jury trial. No condition, stipulation, or provision of the subscription agreement serves as a waiver by any holder of Common Stock or by us, or by an investor, of compliance with any provision of the federal securities laws and the rules and regulations promulgated under those laws.

In addition, when the shares are transferred, the transferee is required to agree to all the same conditions, obligations and restrictions applicable to the shares or to the transferor with regard to ownership of the shares, that were in effect immediately prior to the transfer of the shares, including but not limited to the subscription agreement.

Our Fifth Amended and Restated Certificate of Incorporation includes a forum selection provision, which could result in less favorable outcomes to the plaintiff(s) in any action against our Company. Our Fifth Amended and Restated Certificate of Incorporation includes a forum selection provision that requires any claims against the Company by stockholders not arising under the federal securities laws to be brought in the Court of Chancery State in the state of Delaware. This forum selection provision may limit investors’ ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits with respect to such claims.

You will need to keep records of your investment for tax purposes. As with all investments in securities, if you sell our Common Stock at a profit or loss, you will probably need to pay tax on the long- or short-term capital gains that you realize or apply the loss to other taxable income. If you do not have a regular brokerage account or your regular broker will not hold our Common Stock for you (and many brokers refuse to hold securities issued under Regulation A) there will be nobody keeping records for you for tax purposes. You will have to keep your own records and calculate the gain or loss on any sales of the Common Stock.

The value of your investment may be diluted if the Company issues additional options. A pool of unallocated options is typically reserved for future employees, which affects the fully-diluted pre-money valuation for this offering.  option issuances by the Company over will lower the value of your shares.

Using a credit card to purchase shares may impact the return on your investment as well as subject you to other risks inherent in this form of payment. Investors in this offering may have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the shares you buy. See “Plan of Distribution and Selling Securityholders.” The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The SEC’s Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled: Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

USE OF PROCEEDS

Assuming a maximum raise of $30,000,000 we estimate that the net proceeds from the sale of the Common Stock in this offering will be approximately $27,462,500 after deducting estimated offering expenses of $2,537,500 related to this offering (including, but not limited to, legal fees, accounting fees, and broker fees and commissions).

Assuming a raise of $15,000,000 representing approximately 50% of the maximum offering amount, we estimate that the net proceeds from the sale of the Common Stock in this offering will be approximately $13,512,500 after deducting estimated offering expenses of $1,487,500 related to this offering (including, but not limited to, legal fees, accounting fees, and broker fees and commissions).

Assuming a raise of $5,000,000, representing approximately 16% of the maximum offering amount, we estimate that the net proceeds from the sale of the Common Stock in this offering will be approximately $4,212,500 after deducting estimated offering expenses of $787,500 related to this offering (including, but not limited to, legal fees, accounting fees, and broker fees and commissions).

Please see the table below for a summary of our intended use of the net proceeds from this offering, in the following order of priority:

	Maximum Offering $30,000,000 Raise		$15,000,000 Raise		$5,000,000 Raise
Use Category	Use Category	Percent allocation	Use Category	Percent allocation	Use Category	Percent allocation
Payroll (1)	$12,887,878	43.0%	$6,443,939	43.0%	$1,860,985	37.2%
TKA Robotics Product Commercialization (2)	$7,244,356	24.1%	$3,622,178	24.1%	$724,436	14.5%
Marketing	$4,480,245	14.9%	$1,950,000	13.0%	$545,626	10.9%
Offering Expenses	$2,537,500	8.5%	$1,487,500	9.9%	$787,500	15.8%
R&D	$1,470,630	4.9%	$405,464	2.7%	$178,041	3.6%
General Administrative (3)	$802,447	2.7%	$802,447	5.3%	$802,447	16.0%
Consulting & Professional Services	$576,945	1.9%	$288,472	1.9%	$100,965	2.0%
Total Net Proceeds	$27,462,500	100.0%	$13,512,500	100.0%	$4,212,500	100.0%

(1)	The Company intends to use a portion of the proceeds allocated for payroll for compensation of officers and directors of the Company.

(2)	TKA Robotics Product Commercialization spending primarily includes purchases of materials, payments to contractors (software development, electrical), and payments to OEM development partners (carts, end effectors, blades, cameras, etc.). These are separate expenditures from R&D, as these are focused on commercialization as opposed to development of our robotic products. We estimate we would need approximately $20,000,000 in net proceeds from this offering in order to fully commercialize our robotic products for total knee arthroplasty (TKA) and prepare and submit our 510(k) premarket notification submissions in order to obtain 510(k) clearances for our robotic products. As such, in the $15,000,000 and $5,000,000 gross proceeds scenarios set forth above, we expect we would need to raise additional proceeds from debt and/or other offerings of securities in order to obtain FDA approval of our products (which there is no guarantee we will achieve).

(3)	General and Administrative expenses may be comprised of facilities expenses, utilities, insurance, supplies, professional services, consulting services, travel and entertainment.

We believe that the expected net proceeds from this offering, and our existing cash and cash equivalents, together with revenues generated from our operations, will be sufficient to fund our operations for at least the next 12 months, although we cannot assure you that this will occur.

The amount and timing of our actual expenditures will depend on numerous factors, including the status of our development efforts, sales and marketing activities and the amount of cash generated or used by our operations. We may find it necessary or advisable to use portions of the proceeds for other purposes, and we will have broad discretion and flexibility in the application of the net proceeds. Pending these uses, the proceeds will be invested in short-term bank deposits.

MARKET FOR OUR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

Our Common Stock has not been listed or quoted on any public trading market or over-the-counter market. As such, there in historical pricing information available for our Common Stock.

As of February 23, 2023 there were 7 holders of our Common Stock, and 9,673,870 shares of Common Stock outstanding. As of February 23, 2023, there were 6,789 holders of our Series A Preferred Stock, 13,501 holders of our Series B Preferred Stock, and 2,160 holders of our Series C Preferred Stock. As of February 23, 2023, the Company had approximately 20,269 unique stockholders.

Upon the declaration of effectiveness of our Form 8-A, all shares of Series A, Series B, and Series C Preferred Stock will convert into Common Stock of the Company.

Performance Graph

We are a smaller reporting company, as defined by Rule 12b-2 of the Exchange Act, and are not required to provide the information required under this item.

Dividend Policy

To date, we have not paid any dividends on our Common Stock and do not anticipate paying any dividends in the foreseeable future. The declaration and payment of dividends on the Common Stock is at the discretion of our Board of Directors and will depend on, among other things, our operating results, financial condition, capital requirements, contractual restrictions or such other factors as our Board of Directors may deem relevant. We currently expect to use all available funds to finance the future development and expansion of our business and do not anticipate paying dividends on our Common Stock in the foreseeable future.

Securities Authorized for Issuance Under Equity Compensation Plans

The Company adopted its Amended and Restated 2019 Stock Option Plan on August 28, 2020 (the “Plan”), which reserves 5,200,000 shares of Common Stock for issuance under the Plan, with up to 1,560,000 of those shares of Common Stock allowed for issuance pursuant to incentive stock options (after giving effect to the Stock Split). The following table summarizes information about the Plan as of December 31, 2021, after giving effect to the Stock Split.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	2,765,264	$1.6642	2,434,736

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2022:

1.	on an actual basis;

2.	on a pro forma and pro forma as adjusted basis to reflect (i) the sale of 4,137,931 shares of Common Stock at $7.25 per share (ii) the exercise of all outstanding warrants of the Company, resulting in the issuance of 2,586,145 shares of Common Stock with a weighted average price of $2.86988 per share; and (iii) the exercise of 1,394,678 Stock Split-adjusted vested options with a weighted average strike price of $1.6563 per share.

Total direct offering costs to be paid as a result of this equity raise is estimated to be $2,537,500, of which approximately $105,000 had been paid as of February 23, 2023. The pro forma information below is illustrative. You should read this table together with our financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	June 30, 2022	June 30, 2022	June 30, 2022
		(Pro Forma Assuming Cashless Exercise of Warrants and Exercise of Vested Options (Unaudited)) (a)	(Pro Forma Assuming Cash Exercise of Warrants and Exercise of Vested Options (Unaudited)) (b)
Assets
Cash and cash equivalents	$10,292,599	$43,821,563	$46,509,434
Total Current Assets	$10,936,893	$44,465,857	$47,153,728
Total Assets	$12,922,294	$46,451,258	$49,139,129
Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$252,498	$252,498	$252,498
Accrued liabilities	$381,206	$381,206	$381,206
Warrant liability	$4,880,827	$0	$0
Operating lease liabilities, current	$96,977	$96,977	$96,977
Total current liabilities	$5,611,508	$730,681	$730,681
Operating lease liabilities, non-current	$68,728	$68,728	$68,728
Other long-term liabilities	$231,000	$231,000	$231,000
Total liabilities	$5,911,236	$1,030,409	$1,030,409
Stockholders' equity:
Series A Preferred Stock, $.001 par value; 5,443,717 shares authorized, 4,897,553 shares issued and outstanding at June 30, 2022 and December 31, 2021, respectively	$4,898	0	0
Series B Preferred Stock, $.001 par value; 3,456,286 shares authorized, 3,195,667 and 1,743,481 shares issued and outstanding at June 30, 2022 and December 31, 2021, respectively	$3,196	0	0
Common stock, $.001 par value; 90,000,000 shares authorized 4,836,935 shares issued and outstanding at June 30, 2022 and December 31, 2021	$4,837	$20,529	$20,900
Additional paid-in capital	$37,434,722	$75,836,915	$78,524,417
Accumulated deficit	$(30,436,596)	$(30,436,596)	$(30,436,596)
Total stockholders' equity	$7,011,057	$45,420,849	$48,108,720
Total liabilities and stockholders' equity	$12,922,294	$46,451,258	$49,139,129

(1)	Upon (and assuming) the effectiveness of a Form 8-A filed by the Company following the conclusion of this offering, all outstanding shares of Series A, B, and C Preferred Stock of the Company will convert into shares of Common Stock. The total outstanding shares of Common Stock resulting from such a conversion under scenario (a) will be 20,529,134 shares; and under scenario (b) will be 20,899,875 shares.

DILUTION

Dilution means a reduction in value, control, or earnings of the shares the investor owns.

Immediate dilution

An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their “sweat equity” into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much more significant sum for their shares than the founders or earlier investors, which means that the cash value of your stake is diluted because all the shares are worth the same amount, and you paid more than earlier investors for your shares.

The following table demonstrates the price that new investors are paying for their shares of Common Stock with the effective cash price paid by existing stockholders of our Company, giving effect to the Stock Split (as defined in “Securities Being Offered – Description of Capital Stock”), full conversion of all outstanding stock options and other convertible instruments (such as convertible notes) outstanding as of February 23, 2023 the exercise of all outstanding warrants as of February 23, 2023.

	Date Issued	Issued Shares		Potential Shares	Total Issued & Potential Shares	Effective Cash Price per Share at Issuance or Potential Conversion
Common Shares:
Common Shares	2023	--		—	9,673,870	$0.0000688
Common Shares	2022	--		—	9,673,870	$0.0000688
Common Shares	2021	--		—	9,673,870	$0.0000688
Common Shares	2017-2020	9,673,870	(3)	—	9,673,870	$0.0000688

Preferred Shares: (5)
Series C Preferred Shares (6)	2023	42,176		—	918,910	$5.0050000
Series C Preferred Shares (6)	2022	876,734		122,267	999,001	$5.0050000
Series B Preferred Shares	2022	2,904,236		—	6,391,198	$3.3486997
Series B Preferred Shares	2021	3,486,962		—	3,486,962	$3.1391143
Series A Preferred Shares	2020	5,880,242		—	7,284,284	$2.0000000
Series A Preferred Shares	2019	1,404,042		—	1,404,042	$2.0000000

Options:
2019 Stock Option and Grant Plan (7)	2023	—		9,000	4,860,666	$1.927581
2019 Stock Option and Grant Plan (7)	2022	—		2,094,902	4,851,666	$1.911624
2019 Stock Option and Grant Plan (7)	2019-2021	—		2,756,764	2,756,764	$1.6599320

Warrants:
StartEngine Warrant (4)	2020	—		116,456	116,456	$3.7600000
ZB Capital Partners Warrant (1)	2019	—		547,944	547,944	$1.8250000
Pro-Dex, Inc. Warrant (2)	2018	—		1,700,218	1,700,218	$0.735199

Total Common Share Equivalents	2023	42,176		11,694	34,004,368	$1.588548
Investors in this offering, assuming $30 Million raised	2023	4,137,931		—	4,137,931	$7.25
Total After Inclusion of this Offering	2023	30,917,015		7,443,070	38,360,085	$2.190234

(1)	We have entered into a warrant to purchase capital stock with ZB Capital Partners LLC (the “ZB Capital”) (filed herewith as Exhibit 6.11), Under the terms of the warrant, the ZB Capital has the right to acquire $1,000,000 worth of shares of the Company’s preferred stock upon the occurrence of the Company raising $5,000,000 in an equity financing involving the issuance of preferred stock. This right was triggered in the Company’s Series A Offering. We believe it is reasonable to assume that ZB Capital would exercise its right to purchase 273,972 shares of Series A Preferred Stock at a price of $3.65 per share. We have assumed, although we cannot provide assurance of, exercise of the ZB Capital Partners warrants into Series A Preferred Stock for all dilution calculations, as it would be the most beneficial to ZB Capital in the Company’s estimation.

(2)	This entry reflects the amount of potential shares issuable to Pro-Dex, Inc. (“Pro-Dex”) under the terms of its warrant agreement (filed herewith as Exhibit 6.10). The warrant agreement includes automatic, non-dilution provisions, which would increase the number of shares acquirable in the event of capital raising by the Company.
(3)	The shares of Common Stock issued here reflects the number of shares of Common Stock issued to Mount Sinai pursuant to the Licensing Agreement included as Exhibit 6.5 to this offering circular. This issuance was triggered by the Company’s previous Series A Offering, in which it raised $14,435,668 in gross proceeds. The shares of Common Stock issued here also reflects shares issued to Benjamin Sexson and Douglas Unis in consideration for past and future services to the Company and under the terms of the Licensing Agreement.
(4)	Represents shares issuable in through the exercise of warrants held by StartEngine Primary, LLC earned by StartEngine in connection the Company’s Series B Offering. These warrants entitle StartEngine to purchase shares of Series B Preferred Stock of the Company in an amount equal to 2% of the shares issued to investors in the Company’s Series B Offering (excluding bonus shares issued to investors in the Series B Offering). This amount assumes conversion of the Series B Preferred Stock into Common Stock. A copy of these warrants are included as Exhibit 6.12 to the offering statement of which this offering circular forms a part.
(5)	Upon (and assuming) the effectiveness of a Form 8-A filed by the Company, all shares of Preferred Stock outstanding as of such time will automatically convert into Common Stock, resulting in an additional 17,105,214 shares of Common Stock being issued. The number of shares of Preferred Stock outstanding in this table reflect the number of shares of Common Stock that will result from the conversion of outstanding shares of Series A, B, and C Preferred Stock as of February 23, 2023.
(6)	On July 14, 2022, the Company initiated a Regulation CF offering with DealMaker Securities LLC in which Monogram raised $4,599,145 from the issuance of 459,455 shares of Series C Preferred Stock at a price per share of $10.01 (the “Series C Offering”), which has closed as of the date of this offering circular.
(7)	As of February 23, 2023, the Company has issued 4,864,166 options with an effective price of $1.92758. Including the issuance of 459,455 shares of Series C Preferred Stock and including the dilutive impact of all outstanding options as of February 23, 2023, the total Common Share Equivalents after the offering would be 38,360,085 shares with an effective price of $2.190234.

The following table illustrates the dilution that new investors will experience upon investment in the Company relative to existing holders of our securities. Because this calculation is based on the net tangible assets of the Company, we are calculating based our net tangible book value of $7,011,057 as of June 30, 2022, as included in our unaudited interim financial statements. As such, this table does not include shares, warrants, or any other convertible instruments issued in 2020. However, the values have been adjusted to reflect the effectiveness of the Stock Split.

The table presents three scenarios for the convenience of the reader: a $5,000,000 raise, a $15,000,000 raise, and a fully subscribed $30,000,000 raise from this offering (the maximum offering).

On Basis of Full Conversion of Issued Instruments	$5 Million Raise	$15 Million Raise	$30 Million Raise
Price per Share	$7.25	$7.25	$7.25
Shares Issued	689,655	2,068,965	4,137,931
Capital Raised	$5,000,000	$15,000,000	$30,000,000
Less: Offering Costs	$787,500	$1,487,500	$2,537,500
Net Offering Proceeds	$4,212,500	$13,512,500	$27,462,500
Net Tangible Book Value Pre-financing as of June 30, 2022	$7,011,057	$7,011,057	$7,011,057
Net Tangible Book Value Post-financing	$11,223,557	$20,523,557	$34,473,557

Shares issued and outstanding pre-financing as of June 30, 2022	25,860,322 (1)	25,860,322 (1)	25,860,322 (1)
Post-Financing Shares Issued and Outstanding	26,549,977	27,929,287	29,998,253

Net tangible book value per share prior to offering	$0.27	$0.27	$0.27
Increase/(Decrease) per share attributable to new investors	$0.10	$0.46	$1.03
Net tangible book value per share after offering	$0.37	$0.73	$1.30
Dilution per share to new investors ($)	$(6.88)	$(6.52)	$(5.95)
Dilution per share to new investors (%)	-94.8%	-89.9%	-82.1%

(1)	Does not assume exercise of 1,115,587 warrants or 1,622,033 options as of June 30, 2022.

Future dilution

Another important way of looking at dilution is the dilution that happens due to future actions by the Company. The investor’s stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when a company sells more shares in a “down round”, meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

•	In June 2022 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

•	In December 2022 the Company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

•	In June 2023 the Company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the “down round”). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a “discount” to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a “price cap” on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a “down round” the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the amount of convertible notes that the Company has issued (and may issue in the future), and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

PLAN OF DISTRIBUTION

The Company is offering up to 4,137,931 shares of Common Stock on a “best efforts” basis at a price of $7.25 per share. The minimum subscription is $1,087.50, or 150 shares of Common Stock.

The Company intends to market the shares in this offering both through online and offline means. Online marketing may take the form of contacting potential investors through electronic media and posting our offering circular or “testing the waters” materials on an online investment platform. This offering circular will be furnished to prospective investors via download 24 hours per day, 7 days per week on the Company’s website (www.monogramorthopedics.com) on a landing page that relates to the offering.

The offering will terminate at the earliest of the date at which the maximum offering amount has been sold, one year from the date upon which the Commission qualifies the offering statement of which this offering circular forms a part and the date at which the offering is earlier terminated by the Company, in its sole discretion.

The Company intends to complete one closing in this offering. After the closing, funds tendered by investors will be available to the Company.

Engagement Agreement with Digital Offering

We are currently party to an engagement agreement dated June 7, 2022 with Digital Offering LLC (“Digital Offering” or the “Lead Selling Agent”). Digital Offering has agreed to act as our lead managing selling agent for the offering. Digital Offering has made no commitment to purchase all or any part of the shares of Common Stock being offered but has agreed to use its best efforts to sell such shares in the offering. As such, Digital Offering is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act. Digital Offering is under no obligation to purchase any of the shares of Common Stock or arrange for the sale of any specific number or dollar amount of shares of Common Stock. The term of the engagement agreement began on June 7, 2022 and will continue until the earlier to occur of: (a) the date that either party gives the other at least ten (10) days written notice of the termination of the engagement agreement, which termination may occur with or without cause, (b) the date which is one year from this offering being qualified by the Commission, or (c) the date that the offering is consummated (such applicable date, the “Termination Date”). The engagement agreement provides that Digital Offering may engage other Financial Industry Regulatory Authority (“FINRA”) member broker-dealers that are registered with the Commission to participate as soliciting dealers for this offering. We refer to these other broker-dealers as soliciting dealers or members of the selling group. Upon engagement of any such soliciting dealer, Digital Offering will be permitted to re-allow all or part of its fees and expense allowance as described below. Such soliciting dealer will also be entitled to receive the benefits of our engagement agreement with Digital Offering, including the indemnification rights arising under the engagement agreement upon their execution of a soliciting dealer agreement with Digital Offering that confirms that such soliciting dealer is so entitled. As of the date hereof, we have been advised that Digital Offering has retained Cambria Capital LLC, OpenDealBroker, LLC, DealMaker Securities LLC and R.F. Lafferty & Co Inc. to participate in this offering as soliciting dealers. We will not be responsible for paying any placement agency fees, commissions or expense reimbursements to any soliciting dealers retained by Digital Offering. None of the soliciting dealers is purchasing any of the shares of Common Stock in this offering or is required to sell any specific number or dollar amount of shares of Common Stock, but will instead arrange for the sale of shares of Common Stock to investors on a “best efforts” basis, meaning that they need only use their best efforts to sell the shares of Common Stock. In addition to the engagement agreement, we plan to enter into a definitive selling agency agreement with Digital Offering prior to the commencement of the offering.

Offering Expenses

We are responsible for all offering fees and expenses, including the following: (i) fees and disbursements of our legal counsel, accountants, and other professionals we engage; (ii) fees and expenses incurred in the production of offering documents, including design, printing, photograph, and written material procurement costs; (iii) all filing fees, including those charged by FINRA; (iv) all of the legal fees related to FINRA clearance; and (v) $30,000 in accountable expenses of Digital Offering, including for due diligence costs relating to background checks of the Company’s officers and directors, travel expenses associated with site visits, tech fees and other related fees. This $30,000 has already been paid to Digital Offering by us. We have agreed to reimburse Digital Offering for its reasonable and documented legal costs up to a maximum of $85,000, $25,000 of which has been paid to date. Notwithstanding the foregoing, the two advances received by Digital Offering and discussed above will be reimbursed to us to the extent not actually incurred in compliance with FINRA Rule 5110(g)(4)(a).

Reimbursable Expenses in the Event of Termination

In the event the offering does not close or the selling agency agreement is terminated for any reason, we have agreed to reimburse Digital Offering for all unreimbursed, reasonable, documented, out-of-pocket fees, expenses, and disbursements, including its legal fees.

Other Expenses of the Offering

The Lead Selling Agent has engaged DealMaker Securities LLC as a soliciting dealer to assist in the placement of our shares of Common Stock in those states where it is registered to undertake such activities, including soliciting potential investors on a best efforts basis.

In addition, the Company has retained DealMaker Reach LLC (“Reach”) for marketing and advisory services. Reach, an affiliate of DealMaker Securities, LLC, will consult and advise on the design and messaging on creative assets, website design and implementation, paid media and email campaigns, advise on optimizing the Company’s campaign page to track investor progress, and advise on strategic planning, implementation, and execution of Company’s capital raise marketing budget. The Company will pay Reach a monthly fee of $10,000 in cash up to a maximum of $40,000.

Selling Agents’ Commission

We have agreed that the definitive selling agency agreement will provide for us to pay a commission of 7.00% of the gross proceeds received by us in the offering, which shall be allocated by Digital Offering to members of the selling group and soliciting dealers in its sole discretion (we sometimes refer to Digital Offering and such members and dealers collectively as the “Selling Agents”).

The following table shows the total commissions payable to Digital Offering on a per-share basis in connection with this offering, assuming a fully subscribed offering.

Per Share
Public offering price	$7.25
Digital Offering commission (7%)*	$0.5075
Proceeds, before expenses, to us, per share	$6.7425

*Assuming a fully subscribed offering, Digital Offering would receive total commissions of $2,100,000

Lock-Up Agreements

Except as described below, we and our officers, directors and director nominees have agreed, or will agree, with Digital Offering, subject to certain exceptions, that, without the prior written consent of Digital Offering, we and they will not, directly or indirectly, during the period ending 180 days following the closing of this offering, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of the Common Stock or any securities convertible into or exchangeable or exercisable for the Common Stock, whether now owned or hereafter acquired by us or them or with respect to which we or they has or hereafter acquires the power of disposition; or enter into any swap or any other agreement or any transaction that transfers, in whole or in part, the economic consequence of ownership of the Common Stock, whether any such swap or transaction is to be settled by delivery of the Common Stock or other securities, in cash or otherwise.

The lock-up agreement does not apply, in our case, to securities issued pursuant to existing employee benefit plans or securities issued upon exercise of options. In the case of our officers, directors and director nominees, the restrictions described in the preceding paragraph do not apply to:

•	transactions relating to shares of Common Stock acquired in open market transactions after the completion of this offering; provided that, no filing by any party under Section 16(a) of the Exchange Act or other public announcement shall be required or shall be voluntarily made in connection with such transfer;

•	exercises of stock options or equity awards granted pursuant to an equity incentive or other plan or warrants to purchase shares of Common Stock or other securities (including by cashless exercise to the extent permitted by the instruments representing such stock options or warrants so long as such cashless exercise is effected solely by the surrender of outstanding stock options or warrants to us and our cancellation of all or a portion thereof to pay the exercise price), provided that in any such case the securities issued upon exercise shall remain subject to the provisions of the agreement;

•	transfers of shares of Common Stock or other securities to us in connection with the vesting or exercise of any equity awards granted pursuant to an equity incentive or other plan and held by the undersigned to the extent, but only to the extent, as may be necessary to satisfy tax withholding obligations pursuant to our equity incentive or other plans;

•	pursuant to an order of a court or regulatory agency;

•	any transfer of shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock that occurs by operation of law, such as pursuant to a qualified domestic relations order or in connection with a divorce settlement;

•	any distributions or transfers without consideration of shares of Common Stock or any security directly or indirectly convertible into or exercisable or exchangeable for Common Stock to limited partners, members, stockholders or affiliates of the undersigned, or to any partnership, corporation or limited liability company controlled by the undersigned or by a member of the immediate family of the party to the agreement;

•	any transfer made in connection with the sale or other bona fide transfer in a single transaction of all or substantially all of the undersigned’s capital stock, partnership interests, membership interests or other similar equity interests, as the case may be, or all or substantially all of the undersigned’s assets, in any such case not undertaken for the purpose of avoiding the restrictions imposed by the agreement;

•	the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act, for the transfer of shares of our Common Stock, provided that such plan does not provide for the transfer of our Common Stock during the lock-up period;

•	transfers to any investment fund or other entity controlled by, or under common control or management with, the party to the agreement;

•	transfers of shares of our Common Stock or any security convertible into or exercisable or exchangeable for our Common Stock pursuant to a qualifying bona fide third party tender offer, merger, consolidation or other similar transaction made to all holders of our Common Stock.

Exchange Listing

We have applied to Nasdaq to list shares of our Common Stock under the symbol “MGRM” On the Nasdaq Capital Market. In order to meet one of the requirements for listing our Common Stock on Nasdaq, Digital Offering and other soliciting dealers intend to sell lots of 100 or more shares to a minimum of 400 beneficial holders. Our Common Stock will not commence trading on Nasdaq until each of the following conditions is met: (i) this offering is terminated; (ii) we have filed a post-qualification amendment to the offering statement, which post-qualification amendment is qualified by the Commission; and (iii) we have filed a registration statement on Form 8-A, which Form 8-A has been declared effective by the Commission. Pursuant to applicable rules under Regulation A, the Form 8-A will not become effective until the Commission qualifies the post-qualification amendment. We intend to file the post-qualification amendment and request its qualification immediately prior to the termination of this offering in order that the Form 8-A may become effective as soon as practicable. Even if we meet the minimum requirements for listing on Nasdaq, we may wait before terminating this offering and commencing the trading of our Common Stock on Nasdaq in order to raise additional proceeds. As a result, you may experience a delay between the closing of your purchase of shares of our Common Stock and the commencement of exchange trading of our Common Stock on Nasdaq. No assurance can be given, however, that our application to list on Nasdaq will be approved or that an active trading market for our Common Stock will develop.

Pricing of the Offering

Prior to the offering, there has been no public market for the shares of Common Stock. The initial public offering price has been determined by negotiation between us and Digital Offering. The principal factors considered in determining the initial public offering price include:

•	the information set forth in this offering circular and otherwise available to Digital Offering;

•	our history and prospects and the history of and prospects for the industry in which we compete;

•	our past and present financial performance;

•	our prospects for future earnings and the present state of our development;

•	an assessment of our management;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by Digital Offering and us.

We intend to price the offering prior to its qualification pursuant to Rule 253(b).

Indemnification and Control

We have agreed to indemnify the Lead Selling Agent, its affiliates and controlling persons and members of the selling group against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to the payments the Lead Selling Agent, its affiliates and controlling persons as may be required to make in respect of these liabilities.

The Lead Selling Agent and its affiliates are engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The Lead Selling Agent and its affiliates may in the future perform various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

Our Relationship with the Lead Selling Agent

In the ordinary course of their various business activities, Digital Offering and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the Company. Digital Offering and its affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Investment Limitations if We Do Not Obtain a Listing on a National Securities Exchange

As set forth in Title IV of the JOBS Act, there would be no limit on how many shares an investor may purchase if this offering results in a listing of our Common Stock on Nasdaq or other national securities exchange. However, our Common Stock will not be listed on Nasdaq upon the initial qualification of this offering by the Commission. Additionally, we cannot provide any assurance that our application to list on Nasdaq will be approved.

For individuals who are not accredited investors, if we are not listed on Nasdaq, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth (please see under “— Procedures for Subscribing — How to Calculate Net Worth”). Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

Because this is a Tier 2, Regulation A offering, most investors in the case of trading on the over-the-counter markets must comply with the 10% limitation on investment in this offering. The only investors in this offering exempt from this limitation, if our Common Stock is not listed on Nasdaq, are “accredited investors” as defined under Rule 501 of Regulation D under the Securities Act (each, an “Accredited Investor”). If you meet one of the following tests you should qualify as an Accredited Investor:

(i)	You are a natural person who has had individual income in excess of $200,000 in each of the two most recent years, or joint income with your spouse in excess of $300,000 in each of these years, and have a reasonable expectation of reaching the same income level in the current year;

(ii)	You are a natural person and your individual net worth, or joint net worth with your spouse, exceeds $1,000,000 at the time you purchase Shares (please see below under “— How to Calculate Net Worth”);

(iii)	You are an executive officer or general partner of the issuer or a director, executive officer or general partner of the general partner of the issuer;

(iv)	You are a holder in good standing of the General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), and the Licensed Investment Adviser Representative (Series 65), each as issued by FINRA;

(v)	You are a corporation, limited liability company, partnership or are an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, a corporation or similar business trust or a partnership, not formed for the specific purpose of acquiring the shares of Common Stock, with total assets in excess of $5,000,000;

(vi)	You are a bank or a savings and loan association or other institution as defined in the Securities Act, a broker or dealer registered pursuant to Section 15 of the Exchange Act, an insurance company as defined by the Securities Act, an investment company registered under the Investment Company Act of 1940 (the “Investment Company Act”), or a business development company as defined in that act, any Small Business Investment Company licensed by the Small Business Investment Act of 1958 or a private business development company as defined in the Investment Advisers Act of 1940;

(vii)	You are an entity (including an Individual Retirement Account trust) in which each equity owner is an accredited investor;

(viii)	You are a trust with total assets in excess of $5,000,000, your purchase of Shares is directed by a person who either alone or with his purchaser representative(s) (as defined in Regulation D promulgated under the Securities Act) has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment, and you were not formed for the specific purpose of investing in the shares of Common Stock;

(ix)	You are a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has assets in excess of $5,000,000;

(x)	You are a Commission or state-registered investment adviser or a federally exempt reporting adviser;

(xi)	You are a Rural Business Investment Company as defined in section 384A of the Consolidated Farm and Rural Development Act;

(xii)	You are an entity not listed above that that owns “investments,” in excess of $5 million and that was not formed for the specific purpose of investing in the securities offered; or

(xiii)	You are an Investor certifies that (A) it is a “family office” as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (i) with at least $5 million in assets under management, (ii) not formed for the specific purpose of acquiring the securities offered and (iii) whose investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment or (B) that it is a “family client” as defined in Rule 202(a)(11)(G)-1, of a family office meeting the criteria specified above.

This offering will start on or after the date that the offering is qualified by the Commission and will terminate on the earliest of the date at which the maximum offering amount has been sold, one year from the date upon which the Commission qualifies the offering statement of which this offering circular forms a part and the date at which the offering is earlier terminated by the Company, in its sole discretion.

Procedures for Subscribing

Procedures for Subscribing through Cambria Capital’s My IPO Platform

Cambria Capital is a registered broker-dealer and member of FINRA and SIPC. Cambria Capital has been appointed by us and Digital Offering, as a soliciting dealer for this offering. Cambria Capital operates the My IPO platform as a separate unincorporated business division.

In order to subscribe to purchase the shares of Common Stock through My IPO, a prospective investor must electronically complete and execute a subscription agreement and provide payment to the Wilmington Trust, N.A. escrow account (“Wilmington Trust Escrow Account”) or an account owned by the investor and held at the clearing firm of Cambria Capital. When submitting the subscription request through My IPO, a prospective investor is required to agree to various terms and conditions by checking boxes and to review and electronically sign any necessary documents. We will not accept any subscription agreements prior to the Commission’s qualification of this offering.

Escrow Account

Except with respect to investors who are clients of DealMaker Securities LLC, OpenDealBroker, LLC, or Other Broker-Dealers (as defined below) with clearing agreements in place, investors will be required to deposit their funds to the Wilmington Trust Escrow Account. The Company intends to complete one closing of this offering. Any such funds that Wilmington Trust receives shall be held in escrow until the closing of the offering or such other time as mutually agreed between the Company and Digital Offering, and then used to complete securities purchases, or returned if this offering fails to close. All subscribers will be instructed by the Company or its agents to transfer funds by wire or ACH transfer directly to the escrow account established for this offering.

Other Procedures for Subscribing

Cambria Capital clears through various clearing firms as do other broker-dealers who may participate in this offering. We refer to such other broker-dealers that clear through their respective clearing firms and who may participate in this offering as Other Broker-Dealers. Other Broker-Dealers with clearing agreements shall provide the Selling Agents with executed subscription agreements and delivery sheets from their customers and shall settle the transaction with the Selling Agents through DTC on closing. In the event that the Company does not qualify or list on Nasdaq, soliciting dealers who are unable to participate in an over the counter security may withdraw their subscriptions prior to closing.

Prospective investors investing through Cambria Capital or Other Broker-Dealers will acquire shares of our Common Stock through book-entry order by opening an account with Cambria Capital or an Other Broker-Dealer, or by utilizing an existing Cambria Capital account or account with an Other Broker-Dealer. In each such case, the account will be an account owned by the investor and held at the clearing firm of such Other Broker-Dealer, as the clearing firm for the exclusive benefit of such investor. The investor will also be required to complete and submit a subscription agreement. Subscriptions for shares Common Stock acquired through an account at Cambria Capital, or an Other Broker-Dealer can be processed online at https://form.jotform.com/223303349853153 or provided directly by the Broker-Dealers. Subscriptions will be effective only upon our acceptance, and we reserve the right to reject any subscription in whole or in part.

Our transfer agent is Equity Stock Transfer. Our transfer agent will record and maintain records of the shares of Common Stock issued of record by us, including shares issued of record to the Depositary Trust Corporation, which we refer to as the DTC, or its nominee, Cede & Co., for the benefit of broker-dealers, including the clearing firms. The clearing firm, as the clearing firm, will maintain the individual stockholder beneficial records for accounts at Cambria Capital or Other Broker-Dealers. All other investors that participate through the Wilmington Trust Escrow Account, shall have their shares held at Equity Stock Transfer in digital book entry. Such shares may be transferred to the investor’s outside brokerage account by requesting their outside broker dealer to effect such transfer. Request for transfer may only be made by the outside broker dealer of the investor.

You may not subscribe to this offering prior to the date this offering is qualified by the Commission, which we will refer to as the qualification date. Before the qualification date, you may only make non-binding indications of your interest to purchase securities in the offering. For any subscription agreements received after the qualification date, we have the right to review and accept or reject the subscription in whole or in part, for any reason or for no reason. If rejected, we will return all funds to the rejected investor within ten business days. If accepted, the funds will remain in the escrow account until we determine to have the closing of the offering and the funds in escrow will then be transferred into our general account.

Non-U.S. investors may participate in this offering by depositing their funds in the escrow account held at Wilmington Trust, N.A.; any such funds that Wilmington Trust receives shall be held in escrow until the closing of this offering or such other time as mutually agreed between the Company and the Selling Agents, and then used to complete securities purchases, or returned if this offering fails to close.

OpenDealBroker, LLC (Republic)

The Lead Selling Agent has engaged OpenDealBroker LLC (“OpenDeal”) as a soliciting dealer to assist in the placement of our Common Stock in those states where it is registered to undertake such activities, including soliciting potential investors on a best efforts basis. OpenDeal clients who desire information about the offering may find it at www.republic.com. This offering circular will be furnished to prospective investors via download 24 hours per day, 7 days per week on the republic.com website.

OpenDeal clients who choose to invest will be required to subscribe to the offering via an online platform provided by OpenDeal Portal LLC, doing business as Republic, an affiliate of OpenDeal (www.republic.com) and to agree to the terms of the offering, the subscription agreement, and any other related document as may be required by OpenDeal.

For OpenDeal clients, the Company has entered into an Escrow Services Agreement with BankProv (“BankProv”), Digital Offering and OpenDeal. Investor funds will be held in the BankProv escrow account pending closing or termination of the offering.  All OpenDeal clients who are subscribers in this offering will be instructed by the Company or its agents to transfer funds by wire, credit or debit card, or ACH transfer directly to the BankProv escrow account established for this offering. OpenDeal clients that pay by credit card will not be charged a credit card processing fee. All such fees will be paid by the Company.

The Company may terminate the offering at any time for any reason at its sole discretion. Investors should understand that acceptance of their funds into escrow does not necessarily result in their receiving shares; escrowed funds may be returned. In the event that the Company terminates the offering while investor funds are held in escrow, those funds will promptly be refunded to each investor without deduction or interest and in accordance with Rule 10b-9 under the Exchange Act.

DealMaker Securities LLC

Investors who invest through DealMaker Securities LLC may subscribe through invest.monogramorthopedics.com by tendering funds by wire, credit, or debit card or ACH transfer to the escrow account to be set up at Enterprise Bank. Tendered funds will remain in escrow until the closing has occurred. Upon closing, funds tendered by investors will be made available to the Company for its use. The Company will not cover credit card fees on behalf of investors.

Procedures for subscribing directly through the Company’s website

The subscription procedure is summarized as follows:

1.	Go to the www.invest.monogramorthopedics.com website and click on the “Invest Now” button;
2.	Complete the online investment form;
3.	Deliver funds directly by wire, debit card, credit card or electronic funds transfer via ACH to the specified escrow account;
4.	Once funds or documentation are received an automated AML check will be performed to verify the identity and status of the investor;
5.	Once AML is verified, investor will electronically receive, review, execute and deliver to us a Subscription Agreement. Investors will be required to complete a subscription agreement in order to invest. For so long as we are not listed on Nasdaq, the subscription agreement will include a representation by the investor to the effect that, if the investor is not an “accredited investor” as defined under securities law, the investor is investing an amount that does not exceed the greater of 10% of his or her annual income or 10% of your net worth (excluding the investor’s principal residence).

Right to Reject Subscriptions

After we receive your complete, executed subscription agreement (forms of which are attached to the offering statement, of which this offering circular forms a part, as Exhibits 4.1 and 4.2) and the funds required under the subscription agreement have been transferred to the Wilmington Trust Escrow Account or such other selected dealer designated escrow account, we have the right to review and accept or reject your subscription in whole or in part, for any reason or for no reason. We will return all monies from rejected subscriptions immediately to you, without interest or deduction.

Acceptance of Subscriptions

Upon our acceptance of a subscription agreement, we will countersign the subscription agreement and issue the shares of subscribed for Common Stock at closing. Once you submit the subscription agreement and it is accepted, you may not revoke or change your subscription or request your subscription funds. All accepted subscription agreements are irrevocable.

Under Rule 251 of Regulation A, unless a company’s offered securities are listed on a national securities exchange, non-accredited, non-natural person investors are subject to the investment limitation and may only invest funds which do not exceed 10% of the greater of the purchaser’s revenue or net assets (as of the purchaser’s most recent fiscal year end). As a result, for so long as our Common Stock is not listed on Nasdaq, non-accredited, natural person may only invest funds in our Common Stock which do not exceed 10% of the greater of the purchaser’s annual income or net worth (please see below on how to calculate your net worth).

How to Calculate Net Worth

For the purposes of calculating your net worth, it is defined as the difference between total assets and total liabilities. This calculation must exclude the value of your primary residence and may exclude any indebtedness secured by your primary residence (up to an amount equal to the value of your primary residence). In the case of fiduciary accounts, net worth and/or income suitability requirements may be satisfied by the beneficiary of the account or by the fiduciary, if the fiduciary directly or indirectly provides funds for the purchase of the shares of Common Stock.

In order to purchase the shares of Common Stock and prior to the acceptance of any funds from an investor, for so long as our Common Stock is not listed on Nasdaq, an investor in our Common Stock will be required to represent, to the Company’s satisfaction, that he or she is either an accredited investor or is in compliance with the 10% of net worth or annual income limitation on investment in this offering.

No Minimum Offering Amount

There is no minimum offering amount in this offering and we may close on any funds that we receive. Potential investors should be aware that there can be no assurance that any other funds will be invested in this offering other than their own funds.

No Selling Security holders

No securities are being sold for the account of security holders; all net proceeds of this offering will go to the Company.

Transfer Agent and Registrar

The Company has engaged Equity Stock Transfer, a registered transfer agent with the SEC, who will serve as transfer agent to maintain stockholder information on a book-entry basis.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES LIABILITIES

Our Fifth Amended and Restated Certificate of Incorporation and bylaws, subject to the provisions of Delaware law, contain provisions that allow the Company to indemnify any person against liabilities and other expenses incurred as the result of defending or administering any pending or anticipated legal issue in connection with service to us if it is determined that person acted in good faith and in a manner which he reasonably believed was in the best interest of the Company. We have also entered into indemnification agreements with each of our executive officers and directors that provide our executive officers and directors with contractual rights to indemnification, and expense advancement and reimbursement, to the fullest extent permitted under the laws of the State of Delaware in effect from time to time, subject to certain exceptions contained in those agreements. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our director and officers, we have been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Provisions of Note in our Subscription Agreement

Forum Selection Provision

The subscription agreement that investors will execute in connection with the offering includes a forum selection provision that requires any claims against the Company based on the subscription agreement to be brought in a state or federal court of competent jurisdiction in the State of Delaware, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. Although we believe the provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies and in limiting our litigation costs, to the extent it is enforceable, the forum selection provision may limit investors’ ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits with respect to such claims. The Company has adopted the provision to limit the time and expense incurred by its management to challenge any such claims. As a company with a small management team, this provision allows its officers to not lose a significant amount of time traveling to any particular forum so they may continue to focus on the operations of the Company. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Investors will not be deemed to have waived the Company’s compliance with the federal securities laws and the rules and regulations thereunder.

Jury Trial Waiver

The subscription agreement that investors will execute in connection with the offering provides that subscribers waive the right to a jury trial of any claim they may have against us arising out of or relating to the agreement, other than claims arising under federal securities laws. If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable given the facts and circumstances of that case in accordance with applicable case law. In addition, by agreeing to the provision, subscribers will not be deemed to have waived the Company’s compliance with the federal securities laws and the rules and regulations promulgated thereunder.

DESCRIPTION OF CAPITAL STOCK

On or about November 9, 2022, the Company’s Board of Directors and the majority of the Company’s Stockholders approved an amendment and restatement of the Company’s Fourth Amended and Restated Certificate of Incorporation to (i) effect a 2-for-1 split of the Company’s outstanding Common Stock, whereby each holder of Common Stock of the Company would receive two (2) shares for each one (1) share of the Company’s Common Stock owned by such holder without any action required on the part of the holder; and (ii) to increase the authorized capital stock of the Company. These transactions collectively are referred to herein as the “Stock Split”.

The Stock Split became effective upon the filing of the Company’s Fifth Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware on December 9, 2022, at which time it became the certificate of incorporation of the Company. The authorized capital stock of the Company now consists of 90,000,000 shares of Common Stock and 60,0000,000 shares of Preferred Stock, par value $0.001 per share; of which 5,443,717 are designated Series A Preferred Stock; 3,456,286 are designated Series B Preferred Stock; 600,000 are designated Series C Preferred Stock; and 7,500,000 are designated Series D Preferred Stock.

As of February 23, 2023, our outstanding capital stock consisted of:

Class	Authorized	Issued and Outstanding
Common Stock	90,000,000	9,673,870
Series A Preferred Stock	5,443,717	4,897,553
Series B Preferred Stock	3,387,244	3,195,599
Series C Preferred Stock	600,000	459,455
Series D Preferred Stock	7,500,000	0

Prior to the consummation of this offering, we intend to file a post-qualification amendment to this offering, so that we may file a registration statement on Form 8-A in connection with our plans to list our Common Stock on the Nasdaq Capital Market. Upon (and assuming) the Form 8-A is declared effective by the Commission, all outstanding shares of Preferred Stock (including Series A, B, C, and D Preferred Stock) will automatically convert into shares of Common Stock pursuant to the applicable mandatory conversion terms set forth in our Fourth Amended and Restated Certificate of Incorporation (summarized under “Conversion Rights” further below). At such time, the expected outstanding capital stock of the Company is expected to be as follows:

Class	Authorized	Issued and Outstanding
Common Stock	90,000,000	26,779,084	(1)
Preferred Stock	60,000,000	0
Series A Preferred Stock	5,443,717	0	(2)
Series B Preferred Stock	3,456,286	0	(3)
Series C Preferred Stock	600,000	0	(4)
Series D Preferred Stock	7,500,000	0

(1)

Based on outstanding capital stock of the Company as of February 23, 2023. Does not include shares of Common Stock that may be sold in this offering. If the maximum number of shares of Common Stock is sold in this offering, this number would be 30,917,015.

(2)	Assuming conversion into 9,795,106 shares of Common Stock.

(3)	Assuming conversion into 6,391,198 shares of Common Stock.

(4)	Assuming conversion into 918,910 shares of Common Stock.

Provisions of Note in Our Fifth Amended and Restated Certificate of Incorporation

Our Fifth Amended and Restated Certificate of Incorporation includes a forum selection provision that requires any claims against the Company by stockholders not arising under the federal securities laws to be brought in the Court of Chancery State in the state of Delaware. This forum selection provision may limit investors’ ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits with respect to such claims. The Company has adopted this provision to limit the time and expense incurred by its management to challenge any such claims. As a company with a small management team, this provision allows its officers to not lose a significant amount of time travelling to any particular forum so they may continue to focus on operations of the Company.

The following is a description of the Fifth Amended and Restated Certificate of Incorporation, and reflects the terms of the Company’s capital stock.

Common Stock

Voting Rights

Each holder of the Company’s Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. In addition, holders of our Common Stock are entitled to vote as a separate class for the election of two (2) directors of the Company’s Board of Directors. Holders of our Preferred Stock may not vote on the election of these directors.

Dividend Rights

Holders of Common Stock are entitled to receive dividends, as may be declared from time to time by the Board of Directors out of legally available funds as detailed in the Company’s Restated Articles. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Liquidation Rights

In the event of a voluntary or involuntary liquidation, dissolution, or winding up of the Company, the holders of the Common Stock are entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all debts and other liabilities of the Company. Holders of our Preferred Stock are entitled to a liquidation preference that is senior to holders of the Common Stock, and therefore would receive dividends and liquidation assets prior to the holders of the Common Stock.

Preferred Stock

The terms of the Series A, Series B, Series C, and Series D Preferred Stock are substantially the same. As such, the following description of the Preferred Stock is applicable to each Series of Preferred Stock, unless otherwise noted below. Upon a successful completion of this offering and the filing of our Form 8-A related to the listing of our Common Stock on Nasdaq, all of our outstanding Preferred Stock will automatically convert into shares of our Common Stock and, at that point, we will no longer have any shares of our Preferred Stock issued and outstanding. We cannot at this time, however, guarantee that this offering will close successfully and that we will file a Form 8-A or list on Nasdaq, in which case there will be no mandatory conversion of our Preferred Stock.

Voting Rights

Each holder of the Company’s Preferred Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors, subject to the following restrictions:

•	The holders of our Common Stock are entitled to elect two (2) directors to the Company’s Board of Directors as a standalone class. The Preferred Stockholders may not exercise any voting rights in the election of these directors.

Holders of our Preferred Stock shave the right to vote with the holders of the Common Stock to elect:

•	one (1) independent director to the Company’s Board of Directors; and

•	any additional directors to the Company’s Board of Directors after the elections outlined above.

Each holder of Preferred Stock will be entitled to one vote for each share of Common Stock into which such share of Preferred Stock could be converted. Fractional votes will not be permitted and if the conversion results in a fractional share, it will be disregarded.

Additionally, the holders of the Preferred Stock are entitled to certain protective provisions that require the Company to obtain the written consent or affirmative vote of a majority of the outstanding shares of Preferred Stock prior to effecting certain corporate actions, comprised of the following:

(a)	alter the rights, powers or privileges of the Preferred Stock in a way that adversely affects the Preferred Stock;

(b)	increase or decrease the authorized number of shares of any class or series of capital stock;

(c)	authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the Fifth Amended and Restated Certificate of Incorporation of the Company that are senior to or on a parity with any series of Preferred Stock;

(d)	redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);

(e)	declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock;

(f)	increase or decrease the number of directors of the Company;

(g)	liquidate, dissolve, or wind-up the business and affairs of the Company

Voting Proxy – Series C Preferred Stock

Holders of the Company’s Series C Preferred Stock granted an irrevocable proxy to the Company’s Chief Executive Officer, Benjamin Sexson, giving him the right to vote their shares of Series C Preferred Stock (including any shares of the Company’s capital stock that the holder may acquire in the future). Such proxy is binding on upon successors and assigns. The proxy will terminate upon the earlier of the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of the Company’s Common Stock, the effectiveness of a registration statement under the Exchange Act covering the Common Stock or after five years from the acquisition of the Series C Preferred Stock. The effectiveness of the Form 8-A the Company intends to file will result in this proxy being terminated.

Dividend Rights

Holders of Preferred Stock will be entitled to receive dividends as may be declared from time to time by the Board of Directors out of legally available funds and on a pari passu basis with holders of the Common Stock. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Conversion Rights

Shares of Preferred Stock will be convertible, at the option of the holder, at any time, into fully paid and nonassessable shares of the Company’s Common Stock at the then-applicable conversion rate. Initially, the conversion rate will be one share of Common Stock per share of Preferred Stock. The conversion rate is subject to adjustment in the event of stock splits, combinations, recapitalizations and the like, or the issuance of a dividend or other distribution payable in additional shares of Common Stock.

Additionally, each share of Preferred Stock will automatically convert into Common Stock:

i)	immediately prior to the closing of a firm commitment underwritten public offering of the Company’s Common Stock on Form S-1, registered under the Securities Act, at a per share price not less than the Original Issue Price (as defined below) adjusted for any stock dividends, combinations, splits, recapitalizations and the like, for a total offering proceeds $5,000,000 or more (before deduction of underwriters’ commissions and expenses); or

ii)	Upon the declaration of effectiveness of a Form 8-A by the Commission; or

iii)	upon the affirmative election of the holders of a majority of the outstanding shares of Preferred Stock, voting as a single class and on an as-converted basis.

If any of these events occur, the shares will convert in the same manner as a voluntary conversion.

Right to Receive Liquidation Distributions

In the event of a liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or certain other events (each a “Deemed Liquidation Event”) such as the sale or merger of the Company, all holders of Preferred Stock will be entitled to a liquidation preference that is senior to holders of the Common Stock. Holders of Preferred Stock will receive a liquidation preference equal to the greater of (a) an amount for each share equal to the Original Issue Price for such share, adjusted for any stock dividends, combinations, splits, recapitalizations and the like (the “liquidation preference”) plus any declared but unpaid dividends with respect to such shares or (b)  such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event.

If, upon such liquidation, dissolution, or winding up or Deemed Liquidation Event, the assets (or the consideration received in a transaction) that are distributable to the holders of Preferred Stock are insufficient to permit the payment to such holders of the full amount of their respective liquidation preference, then all of such funds will be distributed ratably among the holders of the Preferred Stock in proportion to the full amounts to which they would otherwise be entitled to receive.

After the payment of the full liquidation preference of the Preferred Stock, the remaining assets of the Company legally available for distribution (or the consideration received in a transaction), if any, will be distributed ratably to the holders of the Common Stock in proportion to the number of shares of Common Stock held by each such holder.

(Note: The “Original Issue Price” means $4.00 per share for the Series A Preferred Stock; $6.27 per share for the Series B Preferred Stock; $10.01 per share for the Series C Preferred Stock; and $10.93 per share for the Series D Preferred Stock.)

Drag Along Right (Series A and Series B Preferred Stock)

The Company entered into an investors’ rights agreement with investors in its Series A and Series B Preferred Stock with substantially the same terms (individually, the “Series A Investors’ Rights Agreement” and the “Series B Investors’ Rights Agreement” – and collectively, the “Investors’ Rights Agreements”) that each contain a “drag-along provision” related to the certain events, such as the sale, merger or dissolution of the Company (a “Liquidating Event”). Investors who purchase Series A and/or B Preferred Stock agree that, if the board of directors, the majority of the holders of the Company’s Common Stock, and the majority of the holders of the Company’s Series A and/or B Preferred Stock vote in favor of such a Liquidating Event, then such holders of Series A and/or B Preferred Stock will vote in favor of the transaction if such vote is solicited, refrain from exercising dissenters’ rights with respect to Liquidating Event, and deliver any documentation or take other actions reasonably requested by the Company or the other holders in connection with the Liquidating Event.

Information Rights

The Company also agrees in the Investors’ Rights Agreements to grant certain information rights to investors that invested $50,000 or more (“Major Purchasers”). The information rights provided to Major Purchasers include: (1) annual unaudited financial statements for each fiscal year of the Company, including an unaudited balance sheet as of the end of such fiscal year, an unaudited income statement, and an unaudited statement of cash flows, all prepared in accordance with generally accepted accounting principles and practices; and (2) quarterly unaudited financial statements for each fiscal quarter of the Company (except the last quarter of the Company’s fiscal year), including an unaudited balance sheet as of the end of such fiscal quarter, an unaudited income statement, and an unaudited statement of cash flows, all prepared in accordance with generally accepted accounting principles and practices, subject to changes resulting from normal year-end audit adjustments. If the Company has audited records of any of the foregoing, it will provide those in lieu of the unaudited versions.

Additional Rights and Participation Rights (Series A and Series B Preferred Stock)

The Investors’ Rights Agreements grants investors and their transferees certain rights in connection with the Company’s next equity offering. If in its next equity offering after the date that an investor executes the Investors’ Rights Agreements (the “Next Financing”) the Company issues securities that (a) have rights, preferences or privileges that are more favorable than the terms of the Series A and/or B Preferred Stock or (b) provide all such future investors in the Next Financing contractual terms such as registration rights, the Company agrees to provide substantially equivalent rights to the investor with respect to the Series A and/or B Preferred Stock (with appropriate adjustment for economic terms or other contractual rights), including the amount of the Series A and/or B preferred stock liquidating distributions, through the investor’s proxy, if applicable, subject to the investor’s execution of any documents, including, if applicable, investor rights, co-sale, voting, and other agreements, executed by the investors purchasing securities in the Next Financing (the “Next Financing Documents”), provided that certain rights may be reserved for investors with a minimum amount of investment in the Next Financing. Upon the execution and delivery of the Next Financing Documents, the Investors’ Rights Agreements (excluding any then-existing and outstanding obligations) will be automatically amended and restated by and into the Next Financing Documents and will be terminated and of no further force or effect. As a result, the rights of investors who participate in any Next Financing will instead be governed by the Next Financing Documents.

In the Investors’ Rights Agreements, the Company also grants those investors participation rights. Investors will have the right of first refusal to purchase the investor’s Pro Rata Share of any New Securities (each as defined below) that the Company may issue in the Next Financing. The investor will have no right to purchase any New Securities if the investor cannot demonstrate to the Company’s reasonable satisfaction that the investor is at the time of the proposed issuance of New Securities eligible to purchase such New Securities under applicable securities laws. An investor’s “Pro Rata Share” means the ratio of (i) the number of shares of the Company’s Common Stock issued or issuable upon conversion of the Series A and/or B Preferred Stock owned by the investor, to (ii) that number of shares of the Company’s capital stock equal to the sum of all shares of the Company’s capital stock (on an as-converted basis) issued and outstanding, assuming exercise or conversion of all options, warrants and other convertible securities and promissory notes.

“New Securities” means any shares of the Company’s capital stock to be issued in the Next Financing, including Common Stock or Preferred Stock, whether now authorized or not, and rights, options or warrants to purchase Common Stock or Preferred Stock, and securities of any type whatsoever that are, or may become, convertible or exchangeable into Common Stock or Preferred Stock “New Securities” does not include: (i) shares of Common Stock issued or issuable upon conversion of any outstanding shares of Preferred Stock; (ii) shares of Common Stock or Preferred Stock issuable upon exercise of any options, warrants, or rights to purchase any securities of the Company outstanding as of the date the offering statement is qualified by the Commission and any securities issuable upon the conversion thereof; (iii) shares of Common Stock or Preferred Stock issued in connection with any stock split or stock dividend or recapitalization; (iv) shares of Common Stock (or options, warrants or rights therefor) granted or issued after the date the offering statement is qualified by the Commission to employees, officers, directors, contractors, consultants or advisers to, the Company or any subsidiary of the Company pursuant to incentive agreements, stock purchase or stock option plans, stock bonuses or awards, warrants, contracts or other arrangements that are approved by the board of directors; (v) shares of the Company’s Series A and/or B Preferred Stock issued in a previous offering; (vi) any other shares of Common Stock or Preferred Stock (and/or options or warrants therefor) issued or issuable primarily for other than equity financing purposes and approved by the board of directors; and (vii) shares of Common Stock issued or issuable by the Company to the public pursuant to a registration statement filed under the Securities Act.

The Company will send investors, or investors’ proxies, if applicable, a notice describing the type of New Securities and the price and the general terms upon which it proposes to issue the New Securities. An investor will have fourteen (14) days from the date of notice, to agree to purchase a quantity of New Securities, up to their Pro Rata Share. If an investor fails to exercise in full the right of first refusal within the 14-day period, then the Company will have one hundred twenty (120) days after that to sell the New Securities with respect to which the investor’s right of first refusal was not exercised. If the Company has not issued and sold the minimum amount of New Securities to be sold in the Next Financing within the 120-day period, then the Company will not issue or sell any New Securities without again first offering those New Securities to investors in accordance with the terms of the Investors’ Rights Agreements.

This offering of Common Stock will trigger the participation rights described above, and the Company intends to notify the applicable stockholders of the Company accordingly.

Benjamin Sexson, our CEO, is entitled to pre-emptive rights permitting him to preserve his vested equity position in the Company in the event of any additional issuances of Common Stock (or securities convertible into Common Stock), at a per-share price equal to the then current fair market value, as reasonably determined by the Board. Mr. Sexson does not intend to exercise this pre-emptive right in this offering.

Warrants

ZB Capital Partners Warrants

Pursuant to the terms of the warrants issued to ZB Capital Partners LLC (filed as Exhibit 6.11 to the offering statement of which this offering circular forms a part), ZB Capital has the right to acquire $1,000,000 worth of shares of the Company’s Preferred Stock (which was triggered upon the Company raising over $5,000,000 in the Company’s Series A Offering). While ZB Capital Partners has not yet exercised these warrants as of the date of this offering circular, we believe it is reasonable to assume that ZB Capital would exercise these warrants to purchase shares of Series A Preferred Stock of the Company, which would result in 273,972 shares of Series A Preferred Stock being issued at an exercise price of $3.65 per share. This warrant expires in February 2024.

Pro-Dex Warrants

Pursuant to the terms of the warrant agreement between the Company and Pro-Dex (filed as Exhibit 6.10 to the offering statement of which this offering circular forms a part), Pro-Dex may exercise its warrants at any time for up to 5% of the outstanding Common Stock and Preferred Stock of the Company as of the date of the exercise, calculated on a post-exercise basis. The warrants have an exercise price of $1,250,000, and may be exercised at any time prior to (i) December 20, 2025, (ii) the closing of an initial public offering of the Company’s securities, or (iii) a liquidation event by the Company. Richard L. Van Kirk is the Chief Executive Officer of Pro-Dex, Inc. and is a Director of Monogram. Pro-Dex has not yet exercised its warrants as of the date of this offering circular.

StartEngine Primary Warrants

The Company issued warrants to StartEngine Primary to purchase shares of Series B Preferred Stock of the Company at $7.52 per share equal to 2.0% of the total amount of shares sold in the Company’s previous Series B Offering (excluding bonus shares issued in that offering). The exercise price of this warrant is $7.52 per share, and the warrant expires in October 2025. At June 30, 2022 and December 31, 2021, the warrant was exercisable into 58,230 and 34,870 shares of Series B Preferred Stock, respectively. The estimated value of the warrant liability was $115,766 and $65,426 respectively. StartEngine Primary also has piggyback registration rights pursuant to these warrants, where, if the Company files a registration statement relating to an offering under the Securities Act of its equity securities while these warrants are still exercisable, StartEngine Primary can require the Company to include in such registration statement all or any part of the shares issuable pursuant to these warrants.

Shares issued to StartEngine Primary upon exercise of these warrants will be subject to a lock-up provision in accordance with FINRA requirements.

The terms of these warrants are set forth in the Form of Warrant filed as Exhibit 6.12 to the offering statement of which this offering circular forms a part.

Anti-Takeover Effects of Our Fifth Amended and Restated Certificate of Incorporation and Bylaws

Our Fifth Amended and Restated Certificate of Incorporation and Bylaws contain certain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, could discourage takeovers, coercive or otherwise. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our Board of Directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us.

Authorized but Unissued Capital Stock

We have authorized but unissued shares of Preferred Stock and Common Stock, and our Board of Directors may authorize the issuance of one or more series of Preferred Stock without stockholder approval. These shares could be used by our Board of Directors to make it more difficult or to discourage an attempt to obtain control of us through a merger, tender offer, proxy contest or otherwise.

Limits on Stockholders’ ability to Call a Special Meeting

Our Bylaws provide that special meetings of the stockholders may be called only by our Board of Directors, the President of the Company, or by one or more stockholders holding shares in the aggregate at least 25% of the issued and outstanding shares entitled to vote. This may delay the ability of our stockholders to force consideration of a proposal or for holders controlling a majority of our capital stock to take any action, including the removal of directors.

THE COMPANY’S BUSINESS

The following discussion here and under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Trend Information” includes citations to third-party publications which have been reviewed by management and contributed to the formation of management’s beliefs regarding the business of the Company. Management has not independently verified the information contained in those publications. Further, the cited third-party publications are not incorporated by reference into this offering circular.

Overview

Monogram Orthopaedics, Inc was incorporated under the laws of the State of Delaware on April 21, 2016, as “Monogram Arthroplasty Inc.” On March 27, 2017, the Company changed its name to “Monogram Orthopaedics Inc.” Monogram Orthopaedics is working to develop a product solution architecture with the long-term goal to enable patient-optimized orthopaedic implants economically at scale by linking 3D printing and robotics with advanced pre-operative imaging. The Company has a robot prototype that can autonomously execute optimized paths for high precision insertion of implants in synthetic bone specimens. Monogram intends to produce and market robotic surgical equipment and related software, orthopaedic implants, tissue ablation tools, navigation consumables, and other miscellaneous instrumentation necessary for reconstructive joint replacement procedures. The Company has not yet made 510(k) premarket notification submissions or obtained 510(k) clearances for any of its robotic products. FDA approval is required to market our products, and the Company has not obtained FDA approval for any of its robotic products, and it cannot estimate the timing, or assure our ability, to obtain such clearances.

Our Background

Our Company’s business is based on ideas formulated by Dr. Douglas Unis, an Associate Professor of Orthopaedic Surgery at the Icahn School of Medicine at Mount Sinai (“MSSM”).

Our founding philosophy is that advances in technology will usher in a new way of thinking about reconstructive joint procedures and orthopaedic implants. We believe that the future of orthopaedic joint replacements lies in build-to-order, press-fit patient-optimized implants that rely on natural biologic fixation rather than cement. We believe such implants will be insertable into bone cavities prepared by high-precision robotic tools. We believe CT-based robotic preparation will make it easier to perform challenging surgical techniques (for example, kinematic alignment for TKA). To facilitate the cost-efficient delivery of anatomy restoring patient optimized implants, we believe it is necessary to develop efficient processes for designing and fabricating implants and surgical plans. We also believe that advanced imaging such as a CT scan or MRI is required to prepare the surgical plans and execute the robotic procedures for patient-optimized implants. For example, patient-optimized implants may require high-precision bone preparation beyond two-dimensional planar cuts or alignment. For these processes to be economically scalable, we believe they may need a high degree of optimization, which may require a high functioning navigated surgical robot capable of executing complex cut paths; i.e., a product solution architecture with image processing, scalable, patient-optimized implant design, pre-operative planning, and robotic execution.

We believe that press-fit 3D printed patient optimized implants that rely on biologic fixation may prove to be clinically superior over the long term while also alleviating the tremendous inventory burden and capital inefficiencies of generic implant distribution. It is our view that implants should be designed and optimized to fit and restore a patient's anatomy and that the ability of a robot to execute irregular cuts could exceed the capabilities of even the most skilled surgeons. Monogram believes that the use of patient-specific implants and robotic surgery will, over time, reduce complications and failure rates and lower costs considerably.

Principal Products and Services

Monogram’s primary business will be to market orthopaedic implants insertable with our orthopaedic robot. We note that initially, the Monogram implants will be insertable with both manual instrumentation or our surgical robot (surgeon option). The development of our robotic system remains our focus. We plan to execute an incremental, multi-generational product release strategy, starting with generic knee implants prepared with our robotic system. Over time our goal is to introduce optimized total knee replacements compatible with our robotic system, but only after launching our robotic system with generic implants. If we successfully commercialize our orthopaedic robot for total knee replacements and have sufficient capital and market interest, we will pursue additional clinical applications, including hip, knee, shoulder, and extremities.

The equipment required for robotic bone preparation includes:

•	Navigated surgical robots with optical tracking equipment and a cutting end-effector,

•	Pre-operative and intra-operative software guidance application,

•	Consumable Tissue ablation tools, and

•	Navigation consumables (fiducial markers, tracked retractors, etc.).

The Monogram robotic system and related hardware (end-effector) are multi-use capital equipment. Monogram’s pre-operative planning software, robotic controls, and intra-operative software are needed to use the robotic system properly. This software will be subject to an annual license billed based on the clinical scope of use (for example, total knee arthroplasty). Each clinical application will be billed separately. A mix of re-usable and single-use instrumentation is needed during the procedure. The elements of our system are sold individually but generally must be used with the system to perform its intended clinical function properly.

A significant percentage of orthopaedic medical devices are outsourced to original equipment manufacturers (OEMs). Monogram intends to outsource much of the manufacturing of its products (including implants and instrumentation needed to execute reconstructive joint replacements) to established suppliers. These suppliers may already be approved suppliers for the most significant market participants and may have decades of product-specific manufacturing expertise.

According to an analysis conducted by Orthopaedic Network News (Vol 33, No 3, August 2022) on orthopaedic procedures, as of 2021, the average cost of implant components for all total hip procedures was approximately $5,043 and for all total knee procedures was $4,837. Monogram expects to price our products consistent with the market. We believe we are on track to be the first company to market with a CT-based navigated seven joint robot arm that can autonomously cut with a rotary tool or sagittal saw robot arm.

Near-Term Product Focus

The Company is executing a phased commercialization approach whereby it will initially launch its robotic system to prepare bone for Monogram’s generic implants with the intention to introduce more novel implants later. The Company’s generic implants are based on licensed implants that the Company has upgraded to be competitive with the current state of the art.

On July 1, 2020, the Company entered into a non-exclusive licensing and distribution agreement with a medical technology company for an FDA-approved total knee system, FDA-approved partial knee system, and FDA-approved total hip system. The agreement provides Monogram with the rights to these products, including the right to market and sell these products anywhere within the United States. The initial term of this agreement is ten (10) years, with additional one-year optional renewals following the initial term (unless the agreement is earlier terminated, which may only occur upon a breach by one of the parties to the agreement, or for cause). The Company has made material changes to these licensed products (which are not patented as of the date of this offering circular) and does not anticipate it will be reliant on the licensing agreement described above for these products after the expiration of the initial term.

Monogram has upgraded features of its licensed implants described above and has incorporated elements from those licensed implants into novel implants. The Company has successfully completed all required testing for this novel implant, and intends for this implant to be Monogram’s first-generation press-fit implant to be used with its surgical robot, if and when the surgical robot receives clearance from the FDA.

Monogram has also scheduled a pre-submission meeting with the FDA in relation to its planned 510(k) premarket notification submission for its robot to take place in Q1 of 2023 to, among other things, determine whether clinical data will be required with the Company’s 510(k) premarket notification submission for its robot. See the “Regulation” subsection further below for more details.

Market

According to analysis conducted by Orthoworld in “The Orthopaedic Industry Annual Report” published June 2022, the orthopaedic devices market is highly concentrated, with the top seven market participants accounting for almost 66% of total sales as of 2021. Monogram’s primary target market, the joint reconstruction market, is even more concentrated, with the top four market participants accounting for approximately 75% of total market sales. Monogram’s first addressable market, knee reconstruction, is likewise consolidated, with the four most significant players controlling 81% of the market and no other company controlling more than 2.2%. The total joint replacement devices market as of 2021 was approximately $19.4 billion globally. In the United States, the number of total primary hip replacement procedures was estimated to be 505,753, and the number of total primary knee replacements was estimated to be 933,324 in 2021.

Most patients who undergo reconstructive joint replacement surgeries are aged between 50 and 80 years old, with the average patient age for hip and knee replacements around approximately 65 years of age. Many of these patients rely on third-party payors, principally federal Medicare, state Medicaid, and private health insurance plans, to pay for all or a portion of the costs and fees associated with joint replacement surgeries.

According Orthoworld in “The Orthopaedic Industry Annual Report” published June 2022, the reconstructive joint replacement market is expected to grow at an annual rate of between 3 and 3.4 percent, with growth driven primarily by an aging population, the obesity epidemic, and developments in advanced materials that have improved the longevity of implants and their efficacy for younger patients. The fastest-growing patient demographic is patients aged 45 to 54 years of age. It should be noted that COVID-19 has had a significant and material adverse impact on the orthopaedic market resulting in substantial demand destruction. These market growth estimates may not adequately reflect the effects of the COVID-19 crisis correctly, and management expects that the market for orthopaedic procedures could shrink and that the adverse impacts could last for an extended period.

Management believes that the market for robotics and surgically prepared press-fit implants will outpace broader market growth primarily because of the limited market penetration and observed growth of the Stryker Corporation, which utilizes navigated robotics and press-fit implants. In particular, management has paid close attention to Stryker’s performance in the CT-based robotically prepared press-fit knee market. The Stryker Corporation markets the MAKO, a robotic-arm assisted technology that uses a CT-based preoperative plan to help surgeons provide patients with a personalized surgical experience. According to Orthopaedic Network News (Vol 33, No 3, August 2022), Stryker has a 70% market share in cementless knee constructs, which, according to the same source, could have as much as a 10% higher average selling price than cemented knee constructs. From 2020 to 2021, Depuy Synthes, Smith+Nephew, and Zimmer Biomet had year-over-year sales increases of 13.3%, 8.7%, and 13.2%, respectively. The Stryker Corporation realized sales declines in its knee segment of 17.6% over the same period. Monogram believes this outperformance demonstrates, in part, the differentiation of the Mako system.

According to Orthopaedic Network News (Vol 33, No 3, August 2022), Stryker’s share of the robotic joint replacement procedures could be as high as 99%, with the Zimmer Rosa and Smith & Nephew Navio systems accounting for 1% combined. Management believes that this sales outperformance speaks to the distinct technological advantages of the Stryker robotic system. The Stryker Mako robot is currently the only robot that uses a CT-based planning approach combined with a navigated multi-joint cutting arm that features an integrated cutting tool.

Management believes that the market penetration of orthopaedic robotics and uncemented implants remains low. According to Orthopaedic Network News (Vol 33, No 3, August 2022), approximately 10% of knees are uncemented. According to Orthopaedic Network News (Vol 33, No 3, August 2022), approximately 8% of total primary knee replacements are robotic, and 3% of hip replacements are prepared robotically. With robotics accounting for approximately 26% of partial knee replacements, according to the same source, there is considerable room for increased utilization of robotics in joint reconstruction. The Stryker Corporation indicated in a company conference presentation on February 27, 2019, at the SVB Leerink Global Healthcare Conference, that there are 5,000 orthopaedic hospitals in the US, the majority of which they think would be a candidate for at least one robot.

According to Medtech 360 Orthopaedic Surgical Robotic Devices Global Market Analysis, the robotic-assisted procedure growth rate in knees may be as high as 29.2% compounded annually over the next seven years. Monogram’s management believes that robot penetration and the use of surgical robots for bone preparation of press-fit implants remain low. This is partly why management believes it is in the Company's best interest to simultaneously pursue the development of a novel press-fit knee that can be inserted in bone cavities prepared with a robotic system.

Management believes that optimized press-fit (also “uncemented”) implants combined with navigated robotic bone preparation will grow, driven by an industry focus on normalizing patient outcomes and efforts to mitigate clinical risk and improve productivity (one of the potential benefits of not using bone cement). At the same conference, the Stryker Corporation described the limitations of cement; handling time, set-up time, odor related to it, and most significantly, leaving behind another foreign body that can degrade over time and cause implant loosening. Monogram implants will not utilize bone cement, which we believe provides an opportunity for us to disrupt this market, especially when combined with a robotic surgical system. With the technology and product infrastructure we are developing, we believe we may be positioned to capitalize on this growing market. Because press-fit implants rely on natural biologic fixation rather than cement, the initial stability of the implants may be essential to facilitate proper osteointegration and long-term stability. Management believes that these types of implants are well suited for a robotic surgical system capable of executing high accuracy cuts.

Competition

We face competition from large, well-known, and well-established companies in the medical device industry as a whole and specifically in the orthopaedic medical device industry. The top four market participants in the joint replacement devices market are Zimmer Biomet Holdings, Inc., DePuy Orthopaedics, Inc., a Johnson & Johnson company, Stryker Corporation, and Smith & Nephew, Inc. These companies dominate the market for orthopaedic products. These companies, as well as other companies like ConforMIS, Inc., offer implant solutions, including (depending on the competitor) a combination of conventional instruments and generic implants, robotics and generic implants, or patient-specific instruments (“PSI”) and cemented patient-specific implants for use in conventional total and partial orthopaedic replacement surgeries.

Relevant technical considerations for the evaluation of orthopaedic surgical robotics include:

•      The use of advanced imaging for pre-operative planning; for example, the Mako Robot, which the Stryker Corporation owns, uses a CT scan to develop the pre-operative plan;

•        The degrees of freedom of the robotic system; for example, Monogram is working to commercialize a seven degree-of-freedom robotic arm;

•      The use of a cutting end-effector; some robotic systems do not utilize cutting end effectors but robotically position jigs that constrain the manual instrumentation used to execute the cutting;

•      The use types of cutters; some robotic systems use rotary tools while others use a sagittal saw; each type of cutter has distinct advantages and disadvantages;

•      The execution of the surgical plan; some robotic systems require the user to initiate the cutting and constrain the tool within a virtual cutting boundary, while in other robotic systems, the robot is “active,” i.e., the robot executes preplanned cut paths; and

•      The use of navigation for real-time object tracking (usually with cameras); some robotic systems do not actively track objects in the surgical field.

Currently, we are not aware of any widely commercialized technology that combines navigated surgical robotics with patient-specific press-fit orthopaedic implants or navigated surgical robotics that integrate augmented reality (“AR”) into workflows. To our knowledge, the only use of robotic technology in combination with surgical navigation is to prepare the bone for the placement of generic orthopaedic implants. We also note there appears to be limited integration of AR with surgical robotics in the market, which we are actively working on integrating into our surgical robots. As such, we believe this gives us a competitive advantage. Nonetheless, our competitors and other medical device companies have significant financial resources. They may seek to extend their robotics and orthopaedic implant technology to accommodate the robotic insertion of patient-specific implants. Many of these and other companies also offer surgical navigation systems for use in arthroplasty procedures that provide a minimally invasive means of viewing the anatomical site.

Our Innovative Approach

Monogram’s principal innovation over our competition will be the planned commercialization of a differentiated robotic system and our ability, now in development, to produce robotically inserted press-fit orthopaedic implants rapidly and at scale. The product solution architecture we are developing may, over time, enable the rapid fabrication of optimized robotically inserted orthopaedic implants. Monogram’s robotic system is designed to decrease surgical time, lower placement cost, and enable robotics for many orthopaedic applications, i.e., a platform technology.

The Monogram technology platform consists of a workflow to prepare a patient-specific surgical plan from a CT scan. The CT scan images are pre-processed by proprietary algorithms (also artificial intelligence “AI” or machine learning) to automatically segment the bone from the images, identify the anatomy of clinical interest, identify landmarks of clinical interest, and reconstruct the slices into a 3D model. The output from this processing is the input for our guidance application. The navigated robot executes cut paths that may be optimized for time to surgically prepare the corresponding bone for the high-precision placement of the implants.

We believe that Monogram’s navigated robot features several enhancements that may enhance the user experience compared to the current robots in use. The robot features seven degrees of freedom with control algorithms that leverage the kinematic redundancy of the arm to eliminate the need for intraoperative tool changes and minimize patient repositioning during cutting. Monogram is also trying to reduce surgical time without compromising the accuracy of execution to the greatest extent possible. Monogram has also integrated quick-change capabilities into the robotic system to allow users to leverage the efficiencies of various cutting instruments for different applications; for example, a sagittal saw for large bone removal and a rotary tool for fine finishing and customization. The management team believes that a highly dependable robot that reduces surgical time while executing high accuracy cuts is the highest priority for successful market adoption. In addition, the robotic system integrates Augmented Reality (“AR”) into various robotic workflows such as the registration of tracking arrays to reduce surgical time and minimize the risk of failed registration.

Press-fit orthopaedic implants are generally understood to perform better when surgeons achieve high initial stability. Stability may depend on design features and a tight fit. It is not always straightforward to design implants that surgeons can easily insert or remove (in a revision) while remaining highly stable. Monogram will design its second-generation press-fit implants to maximize cortical contact and, therefore, stability while remaining insertable. Monogram will design its future implants to reconstruct the patient’s native anatomy as closely as possible. A challenge with press-fit orthopaedic implants is removal. For example, surgeons may need to remove (also revise) implants that become infected. Monogram is working on developing highly stable implants that surgeons can easily remove in a revision without causing significant damage to the remaining bone.

We note that Monogram intends to launch its robotic system with generic press-fit implants that are insertable with manual instrumentation. In the future, assuming a successful launch with its generic implant system, Monogram intends to commercialize patient-optimized designs with features such as those described above.

For example, with generic implants in hips, manual bone preparation can contribute to periprosthetic fracture, dislocation, leg length inequality, subsidence and early loosening, and suboptimal function outcomes. With generic knee implants, aseptic loosening of the tibial component and malalignment can be reasons for failure. Current hip stems, for example, can have limited options to restore anatomy. For instance, most implants are available in only two widths despite wide human anatomic variations. Generic implants can be geometric instead of organic in shape, limiting the amount of direct bone contact required for initial stability and long-term biological fixation. There is currently no commercially viable way to produce implants matching both the internal bone cavity and the external biomechanics of the joint. The challenges of designing implants that restore anatomy, are highly stable, and easily revisable are significant. There are currently limited methods for precisely sculpting an implant’s exact complement in the bone.

Our surgical approach will attempt to use additively manufactured (“AM”) press-fit tibial knee implants that require robotically milled complementary cavities to be insertable. For our first generation of patient optimized products, we will be combining a novel Monogram tibial design with a licensed generic femoral implant, inserts, and locking mechanism to reduce the initial complexity of the development. To try and reduce the regulatory risk, we will be making the first-generation implant insertable with manual instrumentation and robotically so that we can submit the implant and robot to the FDA as separate submissions. Monogram is a pre-commercialization company that has not yet validated our manufacturing method or the clinical efficacy of our products. Our ability to commercialize certain aspects of our technology may affect the scope of development and capabilities. The commercial implementations of our designs may differ considerably from the initial design concepts. For example, cutting titanium is challenging and may require design adjustments. The goal of our implants is to more accurately restore patient anatomy and mitigate some of the potential causes of failure described above. We have conducted preliminary testing that we interpret to support our hypothesis that more accurate restoration of patient anatomy and robotic bone preparation of patient-specific implants may improve initial stability, and we believe to warrant further research. We will continue to focus our development efforts on high accuracy, time-efficient robotic execution. Our testing will likely include benchtop comparisons with implants that may represent the existing standard of care as a benchmark to demonstrate that our implants' initial stability shows less micromotion than their generic counterparts.

Furthermore, validation of the mechanical strength of our products is critically important to our success. In addition to stability testing, our R&D efforts will also test the mechanical strength requirements mandated by the FDA. Considerable work remains to validate our implant designs. For these reasons, our initial launch will couple a generic press-fit implant also insertable with manual instrument with our robotic system. Robotic bone preparation for the insertion of implants is challenging and requires many technical steps; for example, the robot must be properly calibrated, the patient bone must be accurately correlated to the pre-operative plan, and the robotic arm control must efficiently execute the plan, etc. Numerous sources of error make it challenging to prepare bone with sufficient accuracy. Our robot, the KUKA LBR Med, has never been used for this application. We have found that preparing bone for implant placement is highly challenging, even in simulated bone specimens. In addition, it is imperative to prove the stability of our system over a range of scenarios and under rigorous use.

Management believes that the Monogram equipment may be cheaper and more capital efficient than traditional knee and hip replacement systems. For example, the Mako robot produced by Stryker Corporation is the dominant leader in navigated surgical robotics, with approximately 1,500 robots installed globally (Q4 2022 earnings call). Further, in public information from a Q3 2018 Stryker Corp Earnings Call, Stryker established that it was selling its Mako robots for $1,000,000 while reporting gross profit margins on its robot sales of 62%. Our management believes that this could imply a production cost of approximately $380,000 per robot. We estimate, although we cannot guarantee, that the cost to produce our robotic system will be below this cost. Investors should note that our assumptions about the production costs of Stryker may be inaccurate or may not be current. Furthermore, management would expect that any larger and more established competitors in the market would be better positioned to discount their products than Monogram.

Sales & Orders

The specific sales process for each of our product categories is as follows:

Surgical Robot with End-Effectors

Generally, the Company must identify a surgeon within the organization willing to advocate for the hospital to purchase capital equipment. Orders are placed by hospital finance and buying departments in advance of any surgical procedures. Cost is often a significant objection to purchase. Monogram intends to address this objection by offering high-performing equipment at a competitive price. Some of Monogram’s competitors offer hospitals financing options for large equipment purchases. Monogram will explore offering financing options. Investors should note that Monogram may incur losses from the initial placement of robotic systems at discounted prices.

Monogram intends to distribute its products initially through independent distributors and contractors. We will be trying to secure contracts with national group purchasing organizations, although we cannot guarantee favorable agreements will be secured. Monogram will also likely sell service contracts and extended warranties.

Cutting Tools and Navigation Consumables

Consumable equipment is generally billed on a per-use basis and associated with the specific surgical case for which they were used. Generally, the hospital takes stock of consumed materials which Monogram bills.

Technology Platform

Monogram will license its technology platform to hospitals, which will provide those hospitals with access to Monogram’s surgeon planning portal. The motion control and intra-operative control algorithms are embedded as part of the robotic surgical system.

Implants

Initially, Monogram intends to commercialize its robotic surgical system with generic implants also insertable with manual instrumentation. Generally, a Monogram sales representative or Monogram affiliate (for example, a distributor) will support every case in person. Together with the representative, the hospital staff records the implants and materials used during the case, and the hospital issues a purchase order for these items.

We plan to attend various orthopaedic trade shows and marketing events to showcase our product pipeline to promote our Company. One of the most significant annual industry events is the American Academy of Orthopaedic Surgeons. Monogram exhibited for the first time at this event in March 2022 in Chicago.

Design

Initially, Monogram will commercialize its robotic surgical system with generic implants that are insertable robotically or with manual instrumentation. The implants will be press-fit and based on upgrades to certain licensed implant components. Notably, these licensed implants, the basis for the first generation Monogram implants, are approved for sale by the FDA with an established clinical track record. The implant set will consist of six femur sizes, seven tibial sizes, five patella sizes, and seven insert thicknesses in 2mm increments between 10 to 22mm. Both the femur and tibia come in left and right versions. The implants will be insertable with a complete instrument set. These implants are pre-designed and will only require manufacture and distribution to reach the end customer, although preoperative case planning may lessen inventory burdens, even with generic implants.

The next generation of Monogram press-fit implant designs will seek to optimize for initial stability. Monogram intends to use raw CT images to guide this process. Monogram intends to utilize technology to determine the implant designs that will be sent to a manufacturer to produce. Monogram may combine specific existing generic implant components with specific proprietary monogram components. For example, for knees, we may combine our tibial component with a generic locking mechanism, insert, and femoral component. For hips, we may combine a Monogram hip stem with other generic components of the total hip implant system, such as the head, liner, and acetabular cup. Monogram will be producing a proprietary tibia, but the other components of the total knee replacement (femoral implant and plastic insert) may be standard. We will not develop a custom femur or inserts for the next generation Monogram knee. Monogram intends to focus its development efforts only where management believes there is a clear potential to drive clinical benefits from technology advances.

Monogram’s other products are pre-designed and will only require manufacture and distribution to reach the end customer.

Manufacturing

The first-generation cementless generic implants will be manufactured from medical grade cast Cobalt Chromium-Molybdenum alloy per ASTM F75 and coated on the bone facing side with sintered asymmetric CoCr beads to provide a rough-textured coating to support bone ingrowth. They will also be offered with the asymmetric bead surface coated with commercially pure Titanium deposited via a plasma vapor deposition (PVD) process. An established ISO13485 manufacturer will manufacture our implants.

The next-generation implant designs will be 3D printed out of titanium. Our titanium implants will be a biocompatible medical-grade titanium alloy with a chemical composition corresponding to ISO 5832-3, ASTM F1472, and ASTM B348. Our implants will either be manufactured by an established ISO13485 contract manufacturer or the medical technology partner from which we have licensed certain implant components. The Company is in discussions with development and manufacturing companies for these services.

Manufacturing of our surgical robots, navigation consumables, and cutting tools will be outsourced to well-established FDA-registered ISO13485 approved manufacturers with proven quality management systems. Our robot arm is the LBR Med, which the KUKA Robotics Corporation manufactures.

Quality Control and Dispatch

Our proposed distribution model contemplates using a distribution facility to ship our products to customers. Such facilities will receive final products from our suppliers that their respective quality management systems have approved. Our distribution facility would then conduct a final inspection of the products and, once approved, ship them to our customers. Our distribution facility may assemble or repackage certain of these components for shipment.

Monogram may receive and inventory certain items. Monogram has a Quality Management System (QMS) and has implemented Material Requirements Planning (MRP) software (Netsuite) to ensure the team follows proper quality control processes.

Our Market

We intend to market our products to orthopaedic surgeons, hospitals (or other medical facilities), and patients. Our ideal customers are hospitals and outpatient facilities in high population metropolitan regions that employ high-volume technology-focused surgeons.

Provided we obtain FDA approval for our surgical robotic system successfully, which we cannot guarantee at this time, we intend to market and sell our products in the United States through direct sales representatives, independent sales representatives, and distributors. Over time, if we can scale operations in the United States successfully, and provided we can obtain the necessary regulatory approvals, we would launch in other markets if we can scale operations in the United States successfully. We intend to try and enter contractual arrangements with national Group Purchasing Organizations that may contract with hospitals and outpatient facilities to source products.

Research and Development

Currently, the Company has several research and development (“R&D”) initiatives underway. These initiatives include interoperable cutting with a rotary tool or a sagittal saw. We currently have six (6) robots and eleven (11) navigation systems used for R&D initiatives. In addition, Monogram is testing novel methods of registration and tracking. On December 28, 2021, the Company received an award notice from the National Science Foundation for its SBIR Phase I proposal for the “Development of a tracking system for computer-assisted surgery” for a total intended award amount of $256,000. Much of our current research relates to autonomous robotic execution and reducing the speed of robotic execution without compromising accuracy.

In 2020, the majority of our R&D expenses were related to costs incurred developing and testing our robotic system, specifically active cutting with a rotary tool. In 2021, the majority of our R&D-related expenses were related to the research and testing of our robotic system, specifically active cutting with a sagittal saw. During testing and based on surgeon feedback, it became evident that interoperable cutting with a rotary tool or a sagittal saw would likely be necessary to execute cuts efficiently. The majority of our 2021 R&D expenses were in connection with several R&D initiatives commenced in 2021, including novel registration methods, testing various cutting configurations of our robotic end-effectors, testing alternative methods of robotic navigation, testing and optimizing cutting instrumentation and tooling, and performance testing of our surgical robot and related surgical workflows. In 2022, the majority of our R&D expenses were related to the development of our robotic surgical system and preparations for our planned 510(k) submission for our surgical robot with the FDA. In 2023, we expect to continue spending at elevated levels on R&D as we continue our development. We intend to continue our research, such as cadaveric studies of our robotic system and knee implants, the development of our registration and preoperative planning, the development of our surgical navigation systems, the development of our guidance applications, and continued development and testing of our surgical navigation systems our implants.

The Company has installed a 352 square foot cadaver lab in its Austin facility to support its research and development initiatives. The cadaver lab has a dedicated surgical robot and navigation system that engineers use to support testing and product development. Monogram currently has seven surgeons under contract to support our engineers with subject matter expertise, design input, and testing services. In October 2020, we held our first successful cadaver lab test with members of our surgeon panel. The Company continues to conduct cadaver labs regularly.

While our initial focus is total knee replacements followed by partial knee and hip replacements, we are also investigating shoulders, ankles, and spine applications for our technology. We have not expended any material funds on these investigations and have not begun development on any products related to shoulders, ankles, or spine treatments. We note that there may be applications for components of our system. For example, with our registration algorithm, we have demonstrated registration of synthetic spine models.

Employees

As of the date of this offering circular, the Company has 24 full-time employees, 21 of which are expected to work out of our headquarters at 3913 Todd Lane, Suite 307, Austin, TX 78744.

Advisors

Monogram has recruited seven practicing surgeons to support our development and validation efforts and provide practical user input. These surgeons currently practice at orthopaedic centers such as The Orthopaedic Specialty Center of Northern California, Orthopaedic Specialists of Austin, and Columbia University. These advisors are engaged pursuant to consulting agreements. The terms of these agreements vary on a case-by-case basis, but in general, advisors receive hourly cash compensation (approximately $400 per hour) and stock options for their services to our Company. Advisors agree to provide a minimum number of service hours to Monogram per year on a case-by-case basis. Monogram retains the rights to any work products (intellectual property or otherwise) created by these advisors. These advisors are not employees of Monogram.

Regulation

Medical products and devices are regulated by the Food and Drug Administration (the “FDA”) in the United States and can be regulated by foreign governments for devices sold internationally. The Federal Food, Drug, and Cosmetic Act and regulations issued by the FDA regulate testing, manufacturing, packaging, and marketing of medical devices. Under the current regulations and standards, we believe that our products and devices are subject to general controls, including compliance with labeling and record-keeping rules. In addition, our medical devices require pre-market clearance, which for our products and devices will require a 510(k) premarket notification submission.

Further, our manufacturing processes and facilities are subject to regulations, including the FDA’s Quality System Regulations (“QSR”) (formerly Good Manufacturing Practices). These regulations govern how we manufacture our products and maintain documentation for our manufacturing, testing, and control activities. In addition, to the extent we manufacture and sell products abroad, those products are subject to those countries' relevant laws and regulations.

Finally, the FDA and various state agencies regulate the labeling of our products and devices, promotional activities, and marketing materials. Violations of regulations promulgated by these agencies may result in administrative, civil, or criminal actions against our manufacturers or us by the FDA or governing state agencies.

As of the date of this offering circular, Monogram has not yet received clearance to market its products in the United States (FDA) or internationally. As such, the Company is not currently selling or distributing any products currently under review by the FDA. Management believes it is in the Company's best interest to pursue separate regulatory submissions for the robot and implants, and believes it is best to pursue FDA clearance of its surgical robot first. Monogram has scheduled a pre-submission meeting with the FDA in relation to its planned 510(k) premarket notification submission for its robot to be held in the first quarter of 2023. The primary purpose of the meeting is to determine the sufficiency of the Company’s submitted verification and validation plan, and to determine whether clinical data will be required with the Company’s 510(k) premarket notification submission for its robot. If the FDA advises us that clinical data will be required in connection with our submission, it will materially negatively impact our timeline to FDA submission of our 510(k) premarket notification for our robot, leading to a significant delay, and would also significantly increase the expected costs with obtaining FDA clearance of our robot. Please see the “Risk Factors” section of this offering circular for further discussion on the risks to our Company if we are required to provide clinical data for our planned 510(k) submission with the FDA.

Intellectual Property

The Company has developed its own intellectual property and has also licensed intellectual property from Mount Sinai. All intellectual property licensed from Mount Sinai includes named inventors that are affiliates of Mount Sinai - for example, Dr. Unis.

Information on patent filings by the Company licensed from Mount Sinai are included below:

The following patents have been issued:

ID Type	Patent Name	U.S. Patent No.	Date of Issuance
Issued Patent	APPARATUS, METHOD AND SYSTEM FOR PROVIDING CUSTOMIZABLE BONE IMPLANTS	10,945,848	16-Mar-21

The following patent applications are currently under review:

ID Type	Patent Name	Application	Filing Date
Patent Application Number	CUSTOMIZED TIBIAL TRAYS, METHODS, AND SYSTEMS FOR KNEE REPLACEMENT	PCT/US2020/020279	28-Feb-20

U.S. Provisional Patent Application Number	REGISTRATION AND/OR TRACKING OF A PATIENT'S BONE EMPLOYING A PATIENT SPECIFIC BONE JIG	62/990,827	17-Mar-20

Patent Application Number	CUSTOM HIP DESIGN AND INSERTABILITY ANALYSIS	PCT/US2020/028499	16-Apr-20

Patent Application Number	A SYSTEM AND METHOD FOR INTERACTION AND DEFINITION OF TOOL PATHWAYS FOR A ROBOTIC CUTTING TOOL	PCT/US20/33810	20-May-20

Patent Application Number	ROBOT MOUNTED CAMERA REGISTRATION AND TRACKING SYSTEM FOR ORTHOPEDIC AND NEUROLOGICAL SURGERY	PCT/US2020/035408	29-May-20

Patent Application Number	IMPLANT PLACEMENT GUIDES AND METHODS	63/268,070	16-Feb-22

Additionally, the Company has developed its own intellectual property, which would not require a license from Mount Sinai. Information on patent filings by the Company are included below:

ID Type	Patent Name	Application	Filing Date
Patent Application Number	FAST, DYNAMIC REGISTRATION WITH AUGMENTED REALITY	63/266,380	4-Jan-22

Patent Application Number	DATA OPTIMIZATION METHODS FOR DYNAMIC CUT BOUNDARY	63/266,471	6-Jan-22

Patent Application Number	OPTIMIZED CUTTING TOOL PATHS FOR ROBOTIC TOTAL KNEE ARTHROPLASTY RESECTION SYSTEMS AND METHODS	63/302,527	24-Jan-22

Patent Application Number	ROBOTIC SYSTEMS WITH VIBRATION COMPENSATION, AND RELATED METHODS	63/302,122	23-Jan-22

Patent Application Number	ACTIVE ROBOTIC SYSTEMS WITH USER CONTROLLER	63/302,270	24-Jan-22

Patent Application Number	SURGICAL CUTTING TOOLS AND CUTTING TOOL ATTACHMENT MECHANISMS, AND RELATED SYSTEMS AND METHODS	63/296,849	5-Jan-22

Patent Application Number	CART STABILIZATION SYSTEM, ROLLING CART ELEMENTS AND METHODS OF USING SAME	63/302,414	24-Jan-22

Provisional Patent Application	NAVIGATION AND/OR ROBOTIC TRACKING METHODS AND SYSTEMS	63/037,699	11-Jun-20

On March 25, 2019, Monogram instructed the law offices of Heslin Rothenberg Farley & Mesiti P.C. to conduct a Freedom to Operate (FTO) search on certain embodiments of Monogram’s knee design and robotic surgical approach. The goal of this FTO was to establish the ability of our Company to develop, make, and market products utilizing our knee design and robotic surgical approach without legal liabilities to third parties (e.g., other patent holders). Management of Monogram believes the results from this FTO search are favorable to the Company concerning the risk of third-party IP litigation against the Company. Still, there is no guarantee that our view is correct in this regard.

Software License

On April 16, 2021, Monogram licensed certain proprietary software and technology assets for a one-time fee of $625,000 from a surgical robotics company. On April 22, 2021, Monogram licensed certain proprietary software and technology assets for a one-time fee of $350,000 from the same surgical robotics company. These licenses required only the one-time payments listed above and provide Monogram with a worldwide, non-exclusive license to use the licensed technology and software in perpetuity.

Before licensing these software and technology assets, Monogram had been internally developing similar software and technology assets for its surgical robotic platform and surgical workflow. However, Monogram believes that licensing this software and technology provides a quicker and more efficient solution than developing similar technology in-house. The former CTO of the same surgical robotics company joined Monogram as the VP of Engineering on April 5, 2021.

Acquisition Opportunities

We do not have any current plans to acquire the assets or operation of other entities, but we believe that opportunities may become available. Should there be an opportunity to make an acquisition, our goal would be to ensure that the assets or operations to be acquired are a good fit and that the acquisition terms align with the Company's interests. Acquisitions would likely be in the form of cash and equity. The cash portion of any acquisition would likely come from obtaining financing from lenders or future equity financing rounds, neither of which have been identified or may become available on terms favorable to us, if at all. Such financing would require that the Company take on new expenses related to servicing new debt or broker commission fees. Any equity used for an acquisition would come from issuing additional shares of the Company’s stock in exchange for the stock of the acquired entity. The issuance of stock would likely occur in a transaction that is not registered with the Commission and could result in the dilution of the investors in our offering. Additionally, investor consent would not be sought if the Company had sufficient authorized shares available.

Litigation

From time to time, the Company may be involved in a variety of legal matters that arise in the normal course of business. The Company is not currently involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise. See “Risk Factors” for a summary of risks our Company may face in relation to litigation against our Company.

The Company’s Property

The Company leases office space at 3913 Todd Lane, Suite 307, Austin, TX 78744, which serves as its headquarters. Monogram intends to lease distribution facilities in the future. As of March 14, 2022, the Company amended its lease to include the adjacent Suite 308 which currently houses its cadaver lab.

Reports to Securityholders

See “Where You Can Find More Information” for a description of reports that we are required to make to our securityholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following summary financial data together with our financial statements and the related notes appearing elsewhere in this offering circular and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this offering circular. We have derived the statements of operations data for the six months ended June 30, 2022 and 2021 and balance sheet data as of June 30, 2022 from our unaudited financial statements appearing elsewhere in this offering circular, and we have derived the statements of operations data for the years ended December 31, 2021 and 2020 from our audited financial statements appearing elsewhere in this offering circular. Our historical results are not necessarily indicative of the results that may be expected in the future, and our results for any interim period are not necessarily indicative of results that may be expected for any full year.

The financial statements for the six month periods ended June 30, 2022 and 2021 are unaudited, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make interim statements of operations not misleading have been included.

Overview

Monogram Orthopaedics, Inc was incorporated under the laws of the State of Delaware on April 21, 2016, as “Monogram Arthroplasty Inc.” On March 27, 2017, the Company changed its name to “Monogram Orthopaedics Inc.” Monogram Orthopaedics is developing a product solution architecture with the eventual goal to help facilitate patient-optimized orthopaedic implants by linking 3D printing and robotics via automated digital image analysis algorithms. The Company has a robot prototype that can execute optimized paths for high-precision insertion of optimized implants in synthetic and cadaveric bone specimens. These implants and cut-paths are prepared based on proprietary Monogram designs. Monogram intends to produce and market robotic surgical equipment and related software, orthopaedic implants, tissue ablation tools, navigation consumables, and other miscellaneous instrumentation necessary for reconstructive joint replacement procedures.

The Company is executing a phased commercialization approach whereby it will initially launch its robotic system to prepare bone for Monogram’s generic implants and intends to introduce more novel implants later. The Company’s generic implants are based on licensed implants that the Company has upgraded to be competitive with the current state of the art.

Results of Operations

Six months ended June 30, 2022, compared to six months ended June 30, 2021

Revenues. The Company is in an early stage of development. During the six months ended June 30, 2022, the Company did not generate any revenues. During the six months ended June 30, 2021, the Company generated revenues of $628,000 from the sales of licensed, third-party products. During 2021, the Company briefly acted as a distributor, licensing and selling another company’s already FDA-approved products to provide a source of revenue to the Company prior to FDA approval of its principal products, the timing of which such approvals cannot be estimated by management. However, the Company halted these activities before the end of 2021 and has not made any such sales since. The Company does not have any current plans to resume these activities.

Cost of Goods Sold. Costs of goods sold for the six months ended June 30, 2022 was $0, as the Company did not make any sales of licensed products. During the six months ended June 30, 2021, cost of sales on licensed products was $460,475, resulting in gross profit of $167,771. Cost of sales for the six months ended June 30, 2021 were comprised primarily of license fees for those licensed products and inventory acquisition expenses.

Operating Expenses. Our operating expenses for the six months ended June 30, 2022, and 2021 consisted of the categories outlined below. They totaled $5,600,668 and $5,071,553, respectively, for the six months ended June 30, 2022, and 2021 – a 10.4% increase compared to the six months ended June 30, 2021.

•	General and administrative expenses are primarily comprised of rent, utilities, salaries, and payroll taxes. For the six months ended June 30, 2022, general and administrative expenses were $1,061,581, a 13.2% decrease from approximately $1,223,000 for the six months ended June 30, 2021. This decrease was primarily the result of a $442,000 loss recorded in 2021 related to a prepayment of inventory on a re-negotiated supply and development contract that was never fully delivered and was abandoned by mutual agreement of the Company and its vendor, offset by a 2022 increase in rent expense resulting from an expansion of the Company’s leased premises that began on March 14, 2022.

•	Research and development expenses decreased slightly by approximately 8.0%, from approximately $2,469,000 for the six months ended June 30, 2021 to approximately $2,267,000 for the six months ended June 30, 2022. Research and development expenses in both periods were primarily comprised of research related to the development of our sagittal cutting systems and related platform software required to operate our active navigated robotic system and remained relatively stable during both periods.

•	Marketing and advertising expenses increased 64.8% from $1,378,044 for the six months ended June 30, 2021 to $2,272,255 for the six months ended June 30, 2022. The primary driver of this increase was increased advertising and marketing spending in connection the Series B Offering. Monogram conducted expanded marketing campaigns in the final months of the Series B Offering to generate more investment in the offering prior to its termination on February 18, 2022.

Other expenses: Other expenses for the six months ended June 30, 2022 were $763,428 compared to $249,056 for the six months ended June 30, 2021 – a 206.5% increase in 2022 compared to the same period in 2021. During the six months ended June 30, 2022, we recorded a loss of $793,591 related to an increase in our warrant liability. This loss is due primarily to the impact of the anti-dilutive warrants issued in December 2018 that are exercisable into shares of the Company’s Common Stock equal to 5% of the fully diluted capitalization of the Company, plus shares of each class or series of Preferred Stock of the Company equal to 5% of the total issued and outstanding number of shares of Preferred Stock of the Company. As the Company issues shares in connection with its ongoing capital raising efforts, the value of shares issuable upon the exercise of these warrants increases proportionally due to the anti-dilution terms of these warrants. Since Monogram continued to issue shares in connection with its Series B Offering, the value of shares issuable upon the exercise of these warrants increased proportionally during the six months ended June 30, 2022, due to the anti-dilution terms of these warrants.

Net Loss. As a result of the foregoing, the Company incurred a net loss of $6,364,096 for the six months ended June 30, 2022, compared to a net loss of $5,151,838 for the same period in 2021.

Year ended December 31, 2021 Compared to Year ended December 31, 2020

Revenues. The Company is in an early stage of development. During the year ended December 31, 2021, the Company generated revenues of $628,000 from the sales of licensed, third-party products via the Company’s operations as a distributor in 2021 (described further above in this section). We did not generate any revenues for the year ended December 31, 2020.

Cost of Goods Sold. Costs of goods sold during the year ended December 31, 2021 increased to $459,000, as a result of our first sales of licensed third-party implants as described above. There were no costs of goods sold in 2020, as the Company did not make any sales of products in 2020.

Operating Expenses. Our operating expenses primarily consist of the categories outlined below, and totaled $10,447,000 for the year ended December 31, 2021 compared to $6,851,000 for the year ended December 31, 2020. This increase of $3,596,000 was primarily due to the following factors:

•	Marketing and advertising expenses increased to $3,271,000 for the year ended December 31, 2021, from $1,222,000 for the year ended December 31, 2020, a change of $2,049,000 that was primarily due to the Series B Offering, for which Monogram conducted marketing campaigns to generate interest in the offering.

•	Research and development costs increased to $5,279,000 for the year ended December 31, 2021, from $4,671,000 for the year ended December 31, 2020, a change of $608,000 that was primarily due to research related primarily to the development of our rotary and sagittal cutting systems, and related platform software required to operate our active navigated robotic system, which led to an increase in research and development costs in 2021.

•	General and administrative expenses increased to $1,897,000 for the year ended December 31, 2021, from $957,000 for the year ended December 31, 2020, a change of $877,000. Of this change, $442,000 is related to a re-negotiated supply and development contract whereby an inventory purchase order prepaid by the Company in 2020 that was never fully delivered by the vendor, and that the Company agreed to abandon in 2021.

Other expenses: During the years ended December 31, 2021 and 2020, the Company recognized a loss of $1,563,000 and $2,295,000, respectively, from changes in the estimated fair value of its warrant liability. The warrant was issued in December 2018 and is exercisable into shares of Common Stock equal to 5% of the fully diluted capitalization of the Company, plus shares of each class or series of Preferred Stock of the Company equal to 5% of the total issued and outstanding number of preferred shares of the Company.

As a result of the foregoing, the Company generated a net loss of $11,814,000 for the year ended December 31, 2021, compared to a net loss of $9,068,000 for the year ended December 31, 2020.

Liquidity and Capital Resources

At June 30, 2022, our cash on hand was $10,292,599, which was received from the Series B Offering. In 2021, the Company generated modest revenues from acting as a distributor and selling licensed, third-party products – but does not intend to continue these activities and still requires the continued infusion of new capital to continue business operations. The Company has recorded losses since inception and, as of June 30, 2022, had positive working capital of $5,325,385 and total stockholders’ equity of $7,011,057. Most recently, the Company has been primarily capitalized through securities offerings. The Company plans to continue to try to raise additional capital through this offering, crowdfunding offerings, equity issuances, or any other method available to the Company, although there can be no assurance that we will be successful in these fund raising efforts. Absent additional capital, the Company may be forced to reduce expenses significantly and could become insolvent.

The Company estimates that the proceeds raised from this offering will be sufficient to fund the Company’s operations for at least the next six months from the closing of this offering without raising additional proceeds.

Issuances of Equity

On September 20, 2019, the Company commenced an offering under Regulation A under the Securities Act of 1933, pursuant to which it offered shares of its Series A Preferred Stock (the “Series A Offering”). On March 17, 2020, the Company filed a 253G2 supplement in connection with the Series A Offering, indicating that the Company intended to terminate the Series A Offering on April 24, 2020. The Company raised gross proceeds of $14,568,568 from the Series A Offering.

On January 15, 2021, the SEC qualified a Regulation A offering of its Series B Preferred Stock, in which Monogram sought to raise up to $30,000,000 from the issuance of 4,784,689 shares of Series B Preferred Stock (the “Series B Offering”). On June 1, 2021, Monogram filed a supplement on Form 253G2 to increase the price per share in the Series B Offering from $6.27 per share to $7.52 per share, effectively increasing the maximum offering amount to $34,863,105 in the Series B Offering. The Company terminated the Series B Offering on February 18, 2022. In total, Monogram raised $21,129,000 from the sale of 3,154,786 shares of Series B Preferred Stock in the Series B Offering.

On July 14, 2022, Monogram commenced a Regulation Crowdfunding offering, pursuant to which it raised $4,599,145 from the issuance of 464,049 shares of Series C Preferred Stock. The Series C Offering is closed as of the date of this offering circular.

Indebtedness

As of June 30, 2022, the Company had $5,911,236 in total liabilities. Of this amount, $4,880,827 was represented by the estimated fair value of our warrant liability (attributable to outstanding warrants owned by Pro-Dex, Inc.). Other liabilities include trade accounts payable, accrued expenses, and the present value of the Company’s operating lease payment commitments.

The Company owed its Chief Executive Officer $312,046 in salary and bonus payable at June 30, 2022. As of February 23, 2023, $60,500 of this amount has been repaid to the Company’s CEO.

The Company currently has no material commitments for capital expenditures.

Trend Information

Our primary addressable market is for knee procedures, specifically primary Total Knee Arthroplasty (“TKA”) procedures (Monogram has a patent on a novel Total Hip Arthroplasty (“THA”) design, but we will not be pursuing commercialization until after the knee has been successful approved). Reconstructive joint replacement procedures intend to replace the diseased or damaged bone with fabricated implants to restore patient function. Management of the Company has reviewed third-party reports by Orthopaedic Network News (Vol 33, No 3, August 2022) that identify that approximately 933,324 primary TKA procedures were conducted in the United States in 2021, compared to 786,718 TKA procedures in 2020. This increase in primary TKA procedures represents a year-over-year increase in surgical volume from 2020 to 2021 of 19%. Management believes this increase partly reflects the impact of “pent up” demand related to the COVID-19 pandemic and exceeds normal trends.

Joint reconstruction is widely recognized as a highly effective treatment as measured by the rates of long-term survivability. Generally, implants are surgically inserted with fixation achieved via cement or osseointegration (“press-fit,” “cementless,” “uncemented”). Monogram is focusing its developments on cementless knee fixation.

We expect the procedure volumes to increase, driven by demographic tailwinds and rising adoption of uncemented implant use. The cementless knee segment may increase by an estimated 400,000 procedures from 2020 to 2024, representing an increase in the segment of approximately $1.21 billion (Technavio. Cementless Total Knee Arthroplasty Market by Product and Geography - Forecast and Analysis 2020-2024 (2020)). According to Orthoworld in “The Orthopaedic Industry Annual Report” published June 2022, the global market for Knee Joint Reconstruction Sales in 2021 was estimated to be $9.0 billion, up from $7.8 billion in 2020. Those same publications projected the Knee Joint Reconstruction market to increase to $10 billion by 2025. According to Orthopaedic Network News (Vol 33, No 3, August 2022) the average selling price for a cementless primary knee implants was estimated by one industry publication to be $4,427 in 2021. While insurers and other healthcare providers such as Centers for Medicare & Medicaid Services (“CMS”) seem to recognize that these procedures are generally effective at returning patients to productivity, pressures persist in improving quality and reducing cost. We believe these pressures are a potential tailwind for technologies that help surgeons consistently achieve positive total “episode of care” outcomes (reducing the length of stay, reducing revision surgeries, supporting better patient outcomes, etc.).

The push for reproducible positive outcomes has been positive for the adoption of computer-assisted surgical robotics. Some new studies indicate that robotic TKA is associated with a shorter length of stay, reduced utilization of services, and reduced 90-day payer costs compared with manual procedures (Cool, C., Jacofsky, D., Seeger, K., Coppolecchia, A., Sodhi, N., Ehiorobo, J.,; Mont, M. (n.d.). A 90-day episode-of-care cost analysis of robotic-arm assisted total Knee Arthroplasty. EPiC Series in Health Sciences, published October 26, 2019). Management expects robot adoption to continue. According to Medtech 360 "Orthopaedic Surgical Robotic Devices" 2019 Global Market Analysis, approximately 514,000 TKA procedures could be robotic by 2027.

The emergence of 3D printing technologies, which allow manufacturers to print porous structures directly into implants, could also help drive uncemented implant adoption. As identified in the above industry studies, our view is that the growth and demand for press-fit uncemented implants are increasing, and the market penetration of press-fit implants for knee replacements remains low. Currently, surgeons affix approximately 85% of TKAs with bone cement (Matassi, F., Carulli, C., Civinini, R. & Innocenti, M. Cemented versus cementless fixation in total knee arthroplasty. Joints 1, 121-125 (2013)). Further, we believe that the combination of robotics and 3D printing appears to be highly synergistic because of the benefits of precision bone preparation for press-fit implants. Moreover, we believe that advances in 3D printing will continue to improve the mechanical properties and viability of 3D printed implants in a range of applications.

Monogram is actively commercializing a robotic surgical system and press-fit primary knee implants. Over the next six months, we do not anticipate sales of products currently under development or sales of licensed implants, which have been discontinued pending planned improvements. Our primary focus in the near-term is to submit our surgical robot for Section 510(k) clearance with the FDA.

We believe we are on track to be one of the first companies to market with an active cutting navigated robot arm that can cut with a sagittal saw or rotary tool. We aim to be a first-mover for 3D printed patient-optimized implants with bone cavities prepared robotically. The current market for orthopaedic robotics remains highly consolidated, with the Stryker Mako Robot enjoying a dominant market position. There is currently no widely distributed robotic system that features a navigated multi-joint robot arm capable of active cutting (i.e., non-user-initiated cuts) that uses a CT-based planning approach. Our advisors and management observe that there have been no new market entrants with these capabilities as of the date of this filing and therefore believe we are in a good position to be the first company to market in this respect.

We believe that the market penetration of computer-assisted robotic procedures will continue to increase and we expect technology to improve. Advances in image processing, navigation, robotics, and advanced manufacturing are favorable developments.

MANAGEMENT

The directors, executive officers and significant employees of the Company as of the date of this offering circular are as follows:

Name	Position	Age	Date Appointed to Current Position
Executive Officers
Benjamin Sexson	Chief Executive Officer, President	39	April 2018
Noel Knape	Chief Financial Officer	54	January 2023

Directors
Benjamin Sexson	Director	39	April 2018
Dr. Douglas Unis	Director	53	April 2016
Rick Van Kirk*	Director (1)	62	April 2016
Noel Goddard*	Director	48	July 2020
Paul Riss*	Director	67	November 2022

Significant Employees
Kamran Shamaei, PhD	Chief Technology Officer	40	April 2021

(1)	Mr. Van Kirk was elected by Pro-Dex, Inc. pursuant to rights granted to Pro-Dex. Inc. via a secured promissory note agreement. The agreement provides that Pro-Dex, Inc. shall have the right to appoint one director of the Company so long as Pro-Dex, Inc. holds the note or any of the securities issuable upon conversion of the note. As of the date of this offering circular, this note has been repaid and is no longer outstanding. No portion of the note was converted into any securities of Monogram.

*Independent Director

Our directors are appointed for indefinite terms until resignation or removal from office in accordance with our bylaws. Our officers are appointed by our board of directors and hold office until removed by the board. Each director shall hold office until such director’s successor is elected and qualified or until such director’s earlier resignation or removal

Set forth below is a brief description of the background and business experience of our current executive officers and directors.

Benjamin Sexson, CFA – CEO, President, and Director

Benjamin Sexson is the Chief Executive Officer, President, and a Director of Monogram Orthopaedics, and has served in such capacities since he joined the Company in April 2018. and has Prior to joining Monogram, Mr. Sexson served as the Director of Business Development at Pro-Dex, Inc., one of the largest OEM manufacturer of Orthopaedic Robotic End-Effectors in the world, from October 2015 to April 2018. In his tenure at Pro-Dex, Mr. Sexson was responsible for helping support the development, management, and launch of the Company’s first ever custom proprietary product solution and successfully negotiating the highest margin distribution agreements with a major strategic partner. In addition, Mr. Sexson helped secure and negotiate two additional major development agreements and has helped expand the Company’s addressable markets from powered surgical tools in CMF to Thoracic, Trauma, Spine and Extremities as well as other product applications. Mr. Sexson is a named inventor on multiple patent applications at Pro-Dex. Prior to joining Pro-Dex, Mr. Sexson started Brides & Hairpins, a successful B2B retail brand that currently supplies Nordstrom, Bloomingdales, Urban Outfitters. Prior to that, Mr. Sexson worked in various finance positions and is a CFA Charterholder. Mr. Sexson graduated with honors from Caltech with a Bachelor’s Degree in Mechanical Engineering in 2006.

Noel Knape, CPA, MBA – CFO

Mr. Knape has over 25 years of financial management experience leading financial departments in multinational publicly traded companies as well as developing and implementing financial control infrastructures for Private Equity backed companies in the initial stages of business. Before joining Monogram, he was CFO of ProFlex Technologies from September 2020 January 2023, a start-up technology company commercializing proprietary leak detection technology in the oil and gas transmission industry, where he has implemented and managed financial control and reporting functions, developed pricing and market entry strategies, and developed the pitch deck and valuation for negotiations with their strategic partner for future acquisition. He is still an advisor to Proflex Technologies. Prior to ProFlex, he was VP of Finance at Newpark Fluids Systems fom January 2019 to April 2020, where he oversaw the restructure of the North American Operations to rationalize costs and led the development of the 5 year strategic plan. As VP Finance at MicroSeismic, Inc. from 2016 to 2019, he led the accounting and finance functions and managed investor and bank relations. As Americas Controller with Shawcor, he led the financial integration of several acquisitions, restructured the operations in Brazil, and implemented the Oracle ERP system. Mr. Knape has held several senior financial management positions internationally, including Country Controller, and Regional Controller with Weatherford International, Saxon Resources and Western Geophysical where he acted as the business partner of the operations manager and safeguarded the company assets. He is a board member of Kizer Energy, serving as head of the internal control and audit committee. He holds a Master of International Management from The American Graduate School of International Management (Thunderbird) and a CPA license issued by the Arizona Board of Accountancy. Mr. Knape is an avid alpine skier and outdoor enthusiast.

Dr. Douglas Unis – Founder and Director

Dr. Douglas Unis is a board certified orthopaedic surgeon specializing in adult reconstructive surgery and is the founder and Chief Medical Officer of Monogram Orthopaedics, Inc. Dr. Unis founded Monogram Orthopaedics in 2015, and has served as a Director of the Company since its inception. Dr. Unis has served as an Associate Professor at the Icahn School of Medicine since November 2015 and has been a practicing surgeon since 2004. He began serving as an Assistant Professor at Icahn School of Medicine at Mount Sinai in March 2014, until becoming an Associate Professor in November 2015. Dr. Unis has consulted with many leading orthopaedic companies including Zimmer Biomet and Think Surgical. Prior to founding Monogram Orthopaedics, Dr. Unis was a consultant with Think Surgical, working with them for over 4 years to help with the development of their robotic total hip and knee arthroplasty system. Dr. Unis is widely recognized as a leader and innovator in the NYC area having performed the regions’ first muscle sparing anterior total hip replacement in 2005. Dr. Unis earned his BA from Duke University and Doctor of Medicine from Case Western Reserve University and later completing his residency at Northwestern University and a fellowship from Rush University in Adult Reconstruction.

Rick Van Kirk – Independent Director

Mr. Richard L. Van Kirk is a Director of Monogram, and has served in this capacity since our inception. He is the Chief Executive Officer of Pro-Dex, Inc. (“Pro-Dex”), the largest OEM manufacturer of Orthopaedic Robotic End-Effectors on the market. Mr. Van Kirk also serves on Pro-Dex’s Board of Directors. Mr. Van Kirk was appointed to the Board of Directors of Pro-Dex concurrent with his appointment as its CEO in January 2015. He joined Pro-Dex in January 2006 and was named Pro-Dex’s Vice President of Manufacturing in December 2006. In April 2013 he was appointed as the Chief Operating Officer of Pro-Dex. Mr. Van Kirk’s career includes over 13 years of management experience in manufacturing. Mr. Van Kirk previously served as Manufacturing Manager and Manager of Product Development at Comarco Wireless Technologies, ChargeSource Division, which provides power and charging functionality for popular electronic devices and wireless accessories. Prior to Comarco, Mr. Van Kirk was General Manager at Dynacast, a leader in precision die casting. Mr. Van Kirk earned a BA in Business Administration at California State University, Fullerton, and an MBA from Claremont Graduate School.

Noel Goddard – Independent Director

Ms. Noel Goddard is a seed investor with the Accelerate NY Seed Fund, where she has served as a principal since November 2017 and helped build a portfolio of 24 companies across deep technology and life science sectors. She is a serial entrepreneur, having founded/led two life science startup companies and a deep tech company most recently.  Since April 2020, she has served as the CEO at Qunnect, which builds hardware for scalable quantum networking. From July 2015 to August 2017. Ms. Goddard was the CTO of Symbiotic Health which focused on oral delivery of cellular and biologic therapeutics to the lower GI tract.  In January 2013, Ms. Goddard founded a food safety diagnostics company, Goddard Labs, in Calverton, NY, and worked with Sapling Learning, a STEM educational software startup acquired by Macmillan Learning. Ms. Goddard obtained her Ph.D. from Rockefeller University, performed postdoctoral research at Harvard Medical School as a fellow in the Society of Fellows, and served as an Assistant Professor of Physics at Hunter College, CUNY, before joining the NY entrepreneurial community.

Paul Riss, CPA, MBA – Independent Director

Mr. Riss has 30 years of experience with Securities Act and Exchange Act filings as a CEO of publicly traded companies and as a CPA with Ernst &n Young. He is currently CEO of a publicly traded company, Here to Serve Holding Corp, and as a CPA with Ernst & Young. He is a board member of an equity-based funding portal, Netcapital Funding Portal Inc. and a member of FINRA. He was previously selected as a 2001 finalist in the Ernst & Young Entrepreneur of the Year award program for the Connecticut / Hudson Valley region. Mr. Riss earned an MBA with distinction from the Stern School of Business at New York University and was a Magna Cum Laude graduate with distinction from Carleton College. In 2000, he won the James P. Kelly Award for distinguished public service by a member of the Westchester chapter of the New York State Society of Public Accountants. Mr. Riss wrote and directed 10 musical parodies to raise money for college scholarships.

Kamran Shamaei, Ph.D. – Chief Technology Officer

Kamran Shamaei received a Ph.D. from Yale University and MSc from ETH Zurich and did his postdoctoral research at Stanford University, focusing on Medical Robotics. He has extensive experience developing FDA-cleared surgical robots - Dr. Shamaei has worked on robots in early-stage development and is actively in use. Before joining Monogram, Dr. Shamaei supported the development of Monarch robots at Auris Health Inc. Before joining Auris, Dr. Shamaei worked with Think Surgical Inc. on the TSolution One Robot, one of the earliest FDA-approved active milling orthopaedic robots. Dr. Shamaei was also a Principal Engineer at Motional, leading the planning team in Pittsburgh. He also served as the CTO and co-founder of a stealth startup developing surgical platforms and served as the Director of Platform at Carbon Robotics.

Kamran Shamaei joined Monogram as VP of Engineering on April 5, 2021, and was promoted to Chief Technology Officer effective January 1, 2022 (which is not a formal executive officer position of the Company duly appointed by the Board, but a position title).

Family Relationships

There are no family relationships among any of our executive officers and directors.

Corporate Governance

Board of Directors and Board Committees

We intend to list our shares of Common Stock on the Nasdaq Capital Market although we cannot provide assurance at this time that the application we have filed with Nasdaq will be approved. Under the rules of Nasdaq, “independent” directors must make up a majority of a listed company’s Board of Directors. In addition, applicable Nasdaq rules require that, subject to specified exceptions, each member of a listed company’s audit and compensation committees be independent within the meaning of the applicable Nasdaq rules. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act.

Our Board of Directors currently consists of five (5) members. Our Board of Directors has determined that Rick Van Kirk, Noel Goddard, and Paul Riss qualify as independent directors in accordance with the Nasdaq Capital Market, or Nasdaq listing requirements. Messrs. Sexson and Unis are not considered independent. Nasdaq’s independence definition includes a series of objective tests, such as that the director is not, and has not been for at least three (3) years, one of our employees and that neither the director nor any of his or her family members has engaged in various types of business dealings with us. In addition, as required by Nasdaq rules, our Board of Directors has made a subjective determination as to each independent director that no relationships exist that, in the opinion of our Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, our Board of Directors reviewed and discussed information provided by the directors and us with regard to each director’s business and personal activities and relationships as they may relate to us and our management. There are no family relationships among any of our directors or executive officers.

As required under Nasdaq rules and regulations and in expectation of listing on Nasdaq, our independent directors meet in regularly scheduled executive sessions at which only independent directors are present.

Board Leadership Structure and Board’s Role in Risk Oversight

Benjamin Sexson is the Chairman of the Board. The Chairman has authority, among other things, to preside over Board meetings and set the agenda for Board meetings. Accordingly, the Chairman has substantial ability to shape the work of our Board of Directors. We currently believe that separation of the roles of Chairman and Chief Executive Officer ensures appropriate oversight by the Board of our business and affairs. However, no single leadership model is right for all companies and at all times. The Board of Directors recognizes that depending on the circumstances, other leadership models, such as the appointment of a lead independent director, might be appropriate. Accordingly, the Board may periodically review its leadership structure. In addition, following the qualification of this offering, the Board will hold executive sessions in which only independent directors are present.

Our Board is generally responsible for the oversight of corporate risk in its review and deliberations relating to our activities. Risk is inherent in every business. As is the case in virtually all businesses, we face a number of risks, including operational, economic, financial, legal, regulatory, and competitive risks. Our management is responsible for the day-to-day management of the risks we face. Our Board of Directors, as a whole and through its committees, has responsibility for the oversight of risk management.

In its oversight role, our Board of Directors’ involvement in our business strategy and strategic plans plays a key role in its oversight of risk management, its assessment of management’s risk appetite, and its determination of the appropriate level of enterprise risk. Our Board of Directors receives updates at least quarterly from senior management and periodically from outside advisors regarding the various risks we face, including operational, economic, financial, legal, regulatory, and competitive risks. Our Board of Directors also reviews the various risks we identify in our filings with the SEC and risks relating to various specific developments, such as acquisitions, debt and equity placements, and new service offerings.

Our Board committees will assist our Board of Directors in fulfilling its oversight role in certain areas of risk.

Committees of the Board of Directors

The Board of Directors has established an Audit Committee, Compensation Committee, and Nomination Committee. The composition and functions of each committee are described below.

Audit Committee

The Audit Committee has three members - Paul Riss, Rick Van Kirk, and Noel Goddard. Paul Riss serves as the chairman of the Audit Committee and satisfies the definition of “audit committee financial expert”.

Our Audit Committee is authorized to:

•	approve and retain the independent auditors to conduct the annual audit of our financial statements;

•	review the proposed scope and results of the audit;

•	review and pre-approve audit and non-audit fees and services;

•	review accounting and financial controls with the independent auditors and our financial and accounting staff;

•	review and approve transactions between us and our directors, officers and affiliates;

•	recognize and prevent prohibited non-audit services; and

•	establish procedures for complaints received by us regarding accounting matters; oversee internal audit functions, if any.

Nomination Committee

The Nomination Committee has three members – Paul Riss, Rick Van Kirk, and Noel Goddard. Paul Riss serves as the chairman of the Nomation Committee.

The function of our Nomination Committee is primarily to identify individuals qualified to become Board members and recommending directors to be elected by the Board. The Company’s goal is to assemble a diverse Board that brings together a variety of skills derived from high quality business and professional experience.

Compensation Committee

The Compensation Committee has three members, including Paul Riss, Rick Van Kirk, and Noel Goddard. Paul Riss serves as the chairman of the Compensation Committee.

Our Compensation Committee is authorized to:

•	review and determine the compensation arrangements for management;

•	establish and review general compensation policies with the objective to attract and retain superior talent, to reward individual performance and to achieve our financial goals;

•	administer our stock incentive and purchase plans; and

•	review the independence of any compensation advisers.

Compensation Committee Interlocks and Insider Participation

None of the members of our Compensation Committee is or has been an officer or employee of our Company, nor will they be. None of our executive officers has served as a member of the board of directors, or as a member of the Compensation Committee or similar committee, of any entity that has one or more executive officers who served on our board of directors or Compensation Committee during 2021, 2022 or thus far in 2023. For a description of transactions between us and members of our Compensation Committee and affiliates of such members, as applicable, please see “Certain Relationships and Related Party Transactions”.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting.

Indemnification of Directors and Officers

Our Fifth Amended and Restated Certificate of Incorporation contains provisions limiting the liability of directors to the fullest extent permitted by Delaware law, and provides that we will indemnify each of our directors and officers to the fullest extent permitted under Delaware law. Our Fifth Amended and Restated Certificate of Incorporation and Bylaws also provide our Board of Directors with discretion to indemnify our employees and other agents when determined appropriate by the Board.

We have also entered into indemnification agreements with each of our executive officers and directors that provide our executive officers and directors with contractual rights to indemnification, and expense advancement and reimbursement, to the fullest extent permitted under the laws of the State of Delaware in effect from time to time, subject to certain exceptions contained in those agreements. A form of this indemnification agreement is included as Exhibit 6.15 to the offering statement of which this offering circular forms a part.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our Company pursuant to the foregoing provision, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The following Summary Compensation Table sets forth all compensation earned in all capacities during the fiscal years ended December 31, 2022 and 2021 by our principal executive officer, Ben Sexson, who was our only executive officer during the periods presented, and whose total compensation for the 2022 fiscal year, as determined by Regulation S-K, Item 402, exceeded $100,000.

Summary Compensation Table

									Non- Qualified
								Non-Equity	Deferred
			Cash		Stock	Option		Incentive Plan	Compensation	All Other
	Year	Salary	Bonus		Award	Awards		Compensation	Earnings	Compensation		Total
Benjamin Sexson	2021	$250,000	$—	(3)	$—	$73,094	(1)	$—	$	$89,809	(2)	$412,903
Chief Executive Officer	2022	$250,000	—		$—	$145,676	(4)	$—	$	$55,000	(5)	$450,676

(1)	Represents stock option grants for 1,070,000 shares of the Company’s Common Stock (as adjusted to reflect the Stock Split) of which 227,500 vested during the 12 months ended December 31, 2021. The numbers in the table represent the dollar value of the vested stock options at the grant date of such options.

(2)	Represents $89,809 of deferred compensation owed to Mr. Sexson which was paid in 2021. As of December 31, 2021, the total deferred compensation owed to Mr. Sexson was $249,546, which includes a bonus of $125,000 accrued in 2021 that Mr. Sexson deferred.

(3)	Per the terms of his employment agreement, Mr. Sexson earned a bonus as approved by the Company’s Board which he elected to defer.

(4)	The numbers in the table represent the dollar value of the vested stock options for Common Stock at the grant date of such options. During the year ended December 31, 2022, stock options for 267,500 shares of Common Stock vested.
(5)	Mr. Sexson received deferred compensation of $55,000. As of December 31, 2022, the total deferred compensation owed to Mr. Sexson was $319,546, which includes a bonus of $125,000 accrued in 2022 that Mr. Sexson deferred.

Director Compensation

For the fiscal year ended December 31, 2022 we paid our directors as follows:

Name	Fees earned or paid in cash		Stock awards	Option awards		Non-equity incentive plan compensation	Nonqualified deferred compensation earnings	All other compensation	Total
Benjamin Sexson	$305,000	(1)	--	$145,676-	(3)	--	--	--	$450,676
Dr. Douglas Unis	$30,000	(2)	--	$146,014	(3)	--	--	--	$176,014
Rick Van Kirk	--		--	$107.16-	(3)	--	--	--	$107.16
Noel Goddard	--		--	--	(3)	--	--	--	--

(1)	Represents $250,000 in salary paid pursuant to Mr. Sexson’s employment agreement, and $55,000 of deferred compensation owed to Mr. Sexson which was paid in 2022. As of December 31, 2022, the total deferred compensation owed to Mr. Sexson was $319,546, which includes a bonus of $125,000 accrued in 2022 that Mr. Sexson deferred.
(2)	Dr. Unis earned a consulting fee of $30,000 in 2022 in consideration for his services as a consultant to the Company, pursuant to the consulting agreement between Dr. Unis and the Company. Dr. Unis receives no compensation for his services as a director. On April 5, 2021, Dr. Unis and the Company terminated the existing consulting agreement between the Company and Dr. Unis and entered into a new consulting agreement on the same date, pursuant to which the Company agreed to pay Dr. Unis $95.00 per hour for consultancy services provided by Dr. Unis. A copy of this agreement is included as Exhibit 6.1 to the offering statement of which this offering circular forms a part.
(3)	As of December 31, 2022 Mr. Sexson had 1,400,000 Stock Split-adjusted aggregate option awards outstanding, Dr. Unis had 1,440,000 Stock Split-adjusted aggregate option awards outstanding, Mr. Van Kirk had 2,000 split-adjusted aggregate option awards outstanding and Ms. Goddard had 2,000 Stock Split-adjusted aggregate option awards outstanding.

Executive Employment Agreement – Benjamin Sexson

The Company has an employment agreement with its Chief Executive Officer, Benjamin Sexson.  The employment agreement and its amendments are filed as Exhibits 6.2, 6.3, and 6.4 to the offering statement of which this offering circular forms a part. The employment agreement provides for an annual base salary of $250,000 as a result of the achievement certain milestones set forth in Mr. Sexson’s employment agreement. In addition to his salary, Mr. Sexson is eligible to earn an annual bonus in an amount of 50% of his aggregate base salary earned in such year, subject to the achievement of Company performance metrics and individual performance goals, milestones and objectives, as established from time to time by an appropriate committee of the Board.

Pursuant to Mr. Sexson’s employment agreement, Mr. Sexson is also entitled to pre-emptive rights permitting him preserve his vested equity position in the Company in the event of any additional issuances of Company Common Stock (or securities convertible into Common Stock), at a per-share price equal to the then current fair market value, as reasonably determined by the Board. Mr. Sexson does not intend to exercise this pre-emptive right in this offering.

Per the terms Mr. Sexson’s employment agreement, Mr. Sexson also received an equity grant of 48,927,010 shares of the Company’s Common Stock under the Company’s 2019 Stock Option and Grant Plan. All 48,927,010 shares of Company Common Stock granted to Mr. Sexson have vested as of the date of this offering circular.

Mr. Sexson’s employment with the Company is “at will”, and either Mr. Sexson or the Company may terminate the employment agreement at any time, with or without cause. There is no set termination date under Mr. Sexson’s employment agreement.

Consulting Agreement – Dr. Douglas Unis

On April 5, 2021, Dr. Unis and the Company entered into a consulting agreement, pursuant to which the Company agreed to pay Dr. Unis $95.00 per hour for consultancy services provided by Dr. Unis.

Pursuant to the consulting agreement, Dr. Unis is engaged as an independent contractor. The consulting agreement has customary intellectual property and/or invention assignment provisions, whereby any work product of Dr. Unis created in his capacity as a consultant for the Company is automatically assigned to the Company. The agreement also contains customary nondisclosure provisions.

The agreement will continue in effect until Dr. Unis’ services under the agreement are complete, or until the agreement is terminated by either party at their option. If Dr. Unis is unable to offer a minimum of 12 hours of service per year, it will serve as grounds for reasonable termination of the agreement.

A copy of this agreement is included as Exhibit 6.1 to the offering statement of which this offering circular forms a part.

Equity Incentive Plans

The Company adopted its Amended and Restated 2019 Stock Option Plan on August 28, 2020 (the “Plan”), which reserves 5,200,000 shares of Common Stock for issuance under the Plan, with up to 1,560,000 of those shares of Common Stock allowed for issuance pursuant to incentive stock options (as adjusted for the Stock Split).

The majority of the material terms of grants under the Plan are set by the Board of Directors of the Company on an individual basis (i.e. vesting periods, exercise prices, etc.).

For the years ended December 31, 2022 and 2021, we awarded 660,000 and 1,504,000 in in stock options (exercisable into shares of Common Stock), respectively, with a weighted average vesting period of four years, to our officers and directors (as adjusted for the Stock Split).

Outstanding Equity Awards at Fiscal Year End

The following table summarizes the number of shares of Common Stock underlying outstanding equity incentive plan awards for each named executive officer and director as of December 31, 2022, as adjusted to reflect the Stock Split.

	Option Awards
Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards: Number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date
Benjamin Sexson
Grant #1	280,000	40,000	0	$0.31	5/27/2029
Grant #2	375,000	375,000	0	$2.00	8/1/2030
Grant #3	0	330,000	0	$1.67	1/1/2033
Dr. Douglas Unis
Grant #1	315,000	45,000	0	$0.31	5/27/2029
Grant #2	375,000	375,000	0	$2.00	8/1/2030
Grant #3	0	330,000	0	$1.67	1/1/2033
Rick Van Kirk	750	1,250	0	$2.00	7/31/2030
Noel Goddard	2,000	0	0	$2.00	8/20/2030

The Company has not issued any Stock Awards pursuant to the Plan and does not have any shares authorized for such issuance.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets out, as of February 23, 2023, the voting securities of the Company that are owned by executive officers and directors, and other persons holding more than 5% of any class of the Company’s voting securities or having the right to acquire those securities.

Beneficial ownership is determined in accordance with Commission rules and generally includes voting or investment power with respect to securities. For purposes of this table, a person is deemed to have “beneficial ownership” of any shares of a class of our securities that such person has the right to acquire within sixty (60) days of the date of this offering circular. For purposes of computing the percentage of outstanding shares of our common stock held by each person named below, any shares that such person has the right to acquire within sixty (60) days of the date of this offering circular are deemed to be outstanding for such person, but not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. The inclusion herein of any shares listed as beneficially owned does not constitute an admission of beneficial ownership by any person.

Name and Address of Beneficial Owner	Class of Stock	Amount and nature of beneficial ownership		Amount and nature of beneficial ownership acquirable		Percent of class (4)
Executive Officers
Benjamin Sexson, 3913 Todd Lane, Austin, TX 78744 (5)	Common Stock	3,914,160	(1)	1,400,000	(1)	42.5	%(6)

Directors
Dr. Douglas Unis, 3913 Todd Lane, Austin, TX 78744	Common Stock	3,445,446	(2)	1,440,000	(1,2)	39.0%
Rick Van Kirk, 3913 Todd Lane, Austin, TX 78744	Common Stock	0		2,000	(1)	0%
Noel Goddard, 3913 Todd Lane, Austin, TX 78744	Common Stock	0		2,000	(1)	0%
Paul Riss, 3913 Todd Lane, Austin, TX 78744	N/A	0		0		0%

All Executive Officers and Directors As a Group

5% or Greater Holders		7,359,606		2,844,000		81.5%
ZB Capital Partners LLC, 100[0] 4th Street, Suite 795, San Rafael, CA 94901	Series A Preferred	2,080,500		547,944	(3)	26.9%
The Icahn School of Medicine at Mount Sinai, 1 Gustave L. Levy Pl, New York, NY 10029	Common Stock	2,249,188		0		23.3%
Pro-Dex, Inc., 2361 McGaw Ave, Irvine, CA 92614 (7)	Common Stock	0		483,694		5%
	Series A Preferred	0		244,878		5%
	Series B Preferred	0		159,780		5%
	Series C Preferred	0		5,932		5%

(1)

The acquirable shares for Mr. Sexson, Mr. Goddard, and Mr. Van Kirk are comprised of stock options granted pursuant to the Company’s Plan. As of February 23, 2023, Noel Goddard had 2,000 options vested and exercisable within 60-days, Benjamin Sexson had 748,750 options vested and exercisable within 60-days, Douglas Unis had 783,750 options vested and exercisable within 60-days and Rick Van Kirk had 875 options vested and exercisable within 60-days.

(2)	The acquirable shares for Dr. Unis are comprised of stock options granted pursuant to the Company’s Plan and shares that Dr. Unis has the right to receive from Mount Sinai pursuant to the Licensing Agreement described in “Certain Relationships and Related Party Transactions”. Of this total, Dr. Unis and the Icahn School of Medicine at Mount Sinai agreed, pursuant to a separate agreement to which the Company is not a party, that Dr. Unis is entitled to 33.3% of 65% of those 2,249,188 shares owned by Mount Sinai, or 486,836 shares of Common Stock. Dr. Unis has not been issued these shares by Mount Sinai as of the date of this offering circular.
(3)	The acquirable shares for ZB Capital Partners LLC are comprised of shares issuable to ZB Capital Partners via the exercise of Warrants. (See the Warrant Agreement between the Company and ZB Capital Partners filed as Exhibit 6.11 to the offering statement of which this offering circular forms a part.)
(4)

Percentages calculated based on 9,673,870 shares of Common Stock, 4,897,553 shares of Series A Preferred Stock, 3,195,599 shares of Series B Preferred Stock, and 459,455 shares of Series C Preferred Stock outstanding as of February 23, 2023.

(5)	Pursuant to Mr. Sexson’s employment agreement, Mr. Sexson is entitled to pre-emptive rights permitting him preserve his vested equity position in the Company in the event of any additional issuances of Common Stock (or securities convertible into Common Stock), at a per-share price equal to the then current fair market value, as reasonably determined by the Board. Mr. Sexson does not intend to exercise this pre-emptive right.
(6)

Does not include 459,455 shares of Series C Preferred Stock that Mr. Sexson has the right to vote pursuant to an irrevocable proxy granted to Mr. Sexson by the Series C Preferred Stockholders. The proxy will terminate upon the earliest of the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of the Company’s Common Stock, the effectiveness of a registration statement under the Exchange Act covering the Common Stock or after five years from the acquisition of the Series C Preferred Stock by the Series C Preferred Stockholders. The effectiveness of the Form 8-A the Company intends to file will result in this proxy being terminated.

(7)	Pursuant to its warrants, Pro-Dex, Inc. has the right to purchase up to 5% of the outstanding Common Stock and Preferred Stock of the Company as of the date of the exercise, calculated on a post-exercise basis.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

On October 10, 2017, the Company entered into an Exclusive Licensing Agreement (the “Licensing Agreement”) with Icahn School of Medicine at Mount Sinai (“Mount Sinai”), an entity which is affiliated with one of our Directors, Doug Unis, who is employed as an associate professor at Mount Sinai. The Licensing Agreement grants Monogram a revenue-bearing, world-wide right and (a) exclusive license, with the right to grant sublicenses (on certain conditions) to certain intellectual property relating to customizable bone implants and surgical planning software and (b) non-exclusive license, with the right to grant sublicenses on certain conditions, to certain technical information for the exploitation of the intellectual property in its field of use and (c) royalty-free, irrevocable license for certain derivative works to be used either commercially outside the field of use or teaching, patient care or non-commercial academic research purposes. Pursuant to the Licensing Agreement, Mount Sinai had the right to receive 12% of the fully-diluted outstanding Common Stock of the Company until the Company received an aggregate of $10,000,000 in cash in exchange for its equity securities, which occurred after the Company’s Regulation A Offering of Series A Preferred Stock, resulting in the issuance of a total of 2,249,188 shares of Common Stock to Mount Sinai pursuant to the Licensing Agreement. Of this total, Dr. Unis and the Icahn School of Medicine at Mount Sinai agreed, pursuant to a separate agreement to which the Company is not a party, that Dr. Unis is entitled to 33.3% of 65% of those 2,249,188 shares owned by Mount Sinai, or 486,836 shares of Common Stock. Dr. Unis has not been issued these shares by Mount Sinai as of the date of this offering circular. As of the date of this offering circular, all shares issuable to Mount Sinai pursuant to the terms of the Licensing Agreement have been issued.

Pursuant to the terms the Licensing Agreement (and the Amendment thereto included as Exhibit 6.7 to this offering circular), we must have a first commercial sale our products within seven (7) years of the Effective Date of the agreement, or by October 10, 2024. Failure to meet this deadline would constitute a breach of our agreement, and Mount Sinai would have the right to give us a notice of default, and could ultimately terminate the Licensing Agreement if we fail to cure this default within sixty (60) days.

In addition, as part of the Licensing Agreement, we entered into a stock purchase agreement with Mount Sinai for the shares of Common Stock already issued to Mount Sinai. This agreement is filed as Exhibit 6.8.

On March 18, 2019, the Company entered into an option agreement (the “Option Agreement”) with Mount Sinai pursuant to which the Company was granted an option to license additional intellectual property rights under the terms and conditions as set forth in the aforementioned Licensing Agreement. The Company exercised this option on March 26, 2019 for an exercise fee of $1,000. (See Exhibit 6.6 to the offering statement of which this offering circular forms a part for more information). The intellectual property licensed pursuant to this Option Agreement is detailed under “Description of Business – Intellectual Property”. Since this Option Agreement is governed by the terms of the Licensing Agreement, any termination of the Licensing Agreement would automatically terminate this Option Agreement.

Payments under the Licensing Agreement include:

1.	Annual license maintenance fees. Annual fees include a $10,000 fee beginning on the third anniversary of the effective date of the agreement (which will be October 3, 2020) and each year thereafter until Monogram makes a first commercial sale of one of our products. After this first commercial sale, the annual fee increases to $30,000 per year for the next twelve (12) years, or until the patents licensed pursuant to this agreement expire – whichever occurs first.

2.	Milestone payments. Upon completion of certain significant events by the Company (i.e. “milestone” events), we must pay Mount Sinai certain fees within 45 days of the occurrence of the event. If Monogram obtains FDA clearance and/or foreign regulatory approval of Monogram’s custom implants and/or orthopaedic robot, Mount Sinai is due a fee ranging from $50,000 - $100,000, depending on the type of approvals received. If Monogram achieves net sales of $10 million, Mount Sinai will receive $400,000; and at net sales of $50 million, Mount Sinai will receive $2,000,000. Finally, if for any reason the Company receives $150 million in any transaction for any reason, Mount Sinai will receive 1% of the funds received by the Company in that transaction.

3.	Running royalties. Mount Sinai is entitled to 1.5% to 5% of the net sales of our products as a royalty, depending primarily on whether the product sales occurred in a country in which the patents licensed from Mount Sinai for such products are valid.

4.	Sublicense fees. If Monogram sublicenses its rights under this agreement to another party, Mount Sinai is entitled 15% - 60% percentage of the income received by Monogram from party to which it sublicensed. The percentage Mount Sinai is entitled to receive is primarily determined by the timing of the sublicense grant by Monogram. If it is sublicensed prior to successful implementation of the product by Monogram, Mount Sinai will receive 60% - but if sublicensed after the first commercial sale by Monogram of its product, Mount Sinai is entitled to 15%.

Pursuant to the terms the Licensing Agreement (and the Amendment thereto filed as Exhibit 6.7 to the offering statement of which this offering circular forms a part), we must have a first commercial sale our products within seven (7) years of the Effective Date of the agreement, or by October 10, 2024. Failure to meet this deadline would constitute a breach of our agreement, and Mount Sinai would have the right to give us a notice of default, and could ultimately terminate the Licensing Agreement if we fail to cure this default within sixty (60) days. Termination will not relieve Monogram of any monetary or any other obligation or liability accrued under the agreement at the time of termination. In addition, if Monogram has sublicensed the agreement at the time of termination, the sublicense will become a direct license between Mount Sinai and the sublicensee. Monogram does not have any direct right to terminate this agreement with Mount Sinai prior to the completion of the term of the agreement.

On December 20, 2018, the Company entered into a development and supply agreement with Pro-Dex, Inc., whereby Pro-Dex, Inc. and the Company agreed, subject to certain conditions, to negotiate and endeavor to enter into a future agreements through which Pro-Dex, Inc. would develop and supply end-effectors, gearing, and saws, and other surgical products to Monogram. The Company is actively in discussions with Pro-Dex to enter into a definitive supply agreement for these products now that the Company is closer to a final design. Richard L. Van Kirk is the Chief Executive Officer of Pro-Dex, Inc. and is a Director of Monogram.

On December 20, 2018, the Company issued warrants to Pro-Dex, Inc. to purchase up to 5% of the outstanding Common Stock and Preferred Stock of the Company as of the date of the exercise, calculated on a post-exercise basis. The warrants have an exercise price of $1,250,000, may be exercised at any time prior to the earliest to occur of (i) December 20, 2025, (ii) the closing of an initial public offering of the Company’s securities, and (iii) a liquidation event by the Company, and provide certain preemptive and participation rights under the Investors’ rights agreement. Richard L. Van Kirk is the Chief Executive Officer of Pro-Dex, Inc. and is a Director of Monogram. These warrants are still outstanding as of the date of this offering circular, and are included as exhibit 6.10 to the offering statement of which this offering circular forms a part.

LEGAL MATTERS

The validity of the shares of Common Stock offered by this offering circular will be passed upon for us by CrowdCheck Law LLP of Washington, District of Columbia.

EXPERTS

Fruci & Associates II, PLLC, our auditor, has audited our balance sheets as of December 31, 2021 and 2020, and the related statements of operations, stockholders’ equity (deficit) and cash flows for each of the years ended December 31, 2021, and 2020 as indicated in their report with respect thereto, and have been so included in reliance upon the report of such firm given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Commission an offering statement on Form 1-A under the Securities Act with respect to the shares of Common Stock that we are offering. This offering circular, which constitutes a part of the offering statement, does not contain all the information set forth in the offering statement or the exhibits and schedules filed with the offering statement. For further information about us and the Common Stock, we refer you to the offering statement and the exhibits and schedules filed with the offering statement. Statements contained in this offering circular regarding the contents of any contract or other document that is filed as an exhibit to the offering statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the offering statement. You can read our Commission filings, including the offering statement, at the Commission’s website which contains reports, proxy and information statements and other information about issuers, like us, that file electronically with the Commission. The address of the website is www.sec.gov.

Upon the consummation of this offering, assuming that we have filed a Form 8-A, we will be required to file periodic reports, proxy statements, and other information with the Commission pursuant to the Exchange Act. These periodic reports, proxy and other information will be available for inspection at the website of the Commission referred to above. You may access these materials free of charge as soon as reasonably practicable after they are filed electronically with, or furnished to, the Commission. We also maintain a website at www.monogramorthopaedics.com. The inclusion of our website address in this offering circular is an inactive textual reference only. The information contained on, or that can be accessed through, our website is not incorporated by reference into, and is not a part of, this offering circular or the offering statement of which this offering circular forms a part. Investors should not rely on any such information in deciding whether to purchase our Common Stock.

The offering statement is also available on our website at www.monogramorthopaedics.com. After the completion of this offering, you may access these materials at the foregoing website free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on the website is not a part of this offering circular and the inclusion of the website address in this offering circular is an inactive textual reference only.

Reporting Requirements under Tier II of Regulation A for a Company not Registered under the Exchange Act

Following this Tier II, Regulation A offering, for so long as we have not filed with the Commission a Form 8-A which would require us to comply with all of the reporting requirements of the Exchange Act, we will be required to comply with certain ongoing disclosure requirements under Rule 257 of Regulation A. We will be required to file: an annual report with the SEC on Form 1-K; a semi-annual report with the SEC on Form 1-SA; current reports with the SEC on Form 1-U; and a notice under cover of Form 1-Z. The necessity to file current reports will be triggered by certain corporate events, similar to the ongoing reporting obligation faced by issuers under the Exchange Act, however the requirement to file a Form 1-U is expected to be triggered by significantly fewer corporate events than that of the Form 8-K. Such reports and other information will be available for inspection and copying at the public reference room and on the SEC’s website referred to above. Parts I & II of Form 1-Z will be filed by us if and when we decide to and are no longer obligated to file and provide annual reports pursuant to the requirements of Regulation A.

We will make annual filings on Form 1-K, which will be due by the end of July each year and will include audited financial statements for the previous fiscal year. We will make semi-annual filings on Form 1-SA, which will be due by December 31st  each year, which will include unaudited financial statements for the six months ending June 30. We will also file a Form 1-U to announce important events such as the loss of a senior officer, a change in auditors or certain types of capital-raising. We will be required to keep making these reports unless we file a Form 1-Z to exit the reporting system, which we will only be able to do if we have less than 300 stockholders of record and have filed at least one Form 1-K.

We may supplement the information in this offering circular by filing a supplement with the SEC. You should read all the available information before investing.

MONOGRAM ORTHOPAEDICS

(b) Financial Statement Schedules

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Monogram Orthopaedics, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Monogram Orthopaedics, Inc. (“the Company”) as of December 31, 2021 and 2020, and the related statements of operations, stockholders’ equity (deficit), and cash flows for each of the years in the two-year period ended December 31, 2021, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020 and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has sustained recurring losses, an accumulated deficit, and negative cash flows from operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of Warrant Liability

Description of the Critical Audit Matter

As discussed in Note 8 to the financial statements, the Company has issued and outstanding warrants which are exercisable into a variable number of shares based on the fully diluted capitalization of the Company. During both years ended December 31, 2021 and 2020, the Company recorded a warrant liability to account for the variable number of shares.

Auditing management's considerations related to the determination of the fair value of the warrant liability was complex and highly judgmental due to the significant estimation required to determine the fair value of the warrant value.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to evaluating the Company’s accounting for derivative warrants and related accounts and disclosures included the following, among others:

•	Assessing the methodologies and testing the significant assumptions used by the Company in its analysis.

•	Evaluating the relevance, consistency, and sources of the data utilized by the Company.

•	Analyzing the historical underlying documentation and agreements.

We have served as the Company’s auditor since 2019.

Spokane, Washington

November 15, 2022, except for the fourth paragraph of Note 1, to which the date is December 23, 2022

Monogram orthopaedics Inc.

BALANCE SHEETS

	December 31, 2021	December 31, 2020
Assets
Current assets:
Cash and cash equivalents	$5,535,710	$5,586,748
Other current assets	966,768	840,838
Total current assets	6,502,478	6,427,586
Equipment, net of accumulated depreciation	1,017,925	1,324,208
Intangible assets	968,750	150,000
Operating lease right-of-use assets	215,071	202,953
Deposits	11,142	11,142
Total assets	$8,715,366	$8,115,888
Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$449,032	$182,815
Accrued liabilities	464,477	214,356
Warrant liability	4,087,236	2,523,797
Operating lease liabilities, current	92,886	57,544
Total current liabilities	$5,093,631	$2,978,512
Operating lease liabilities, non-current	118,577	147,944
Total liabilities	$5,212,208	$3,126,456
Commitments and contingencies	—	—
Stockholders' equity:
Series A Preferred Stock, $.001 par value; 5,443,717 shares authorized, 4,897,553 shares issued and outstanding at December 31, 2021 and December 31, 2020	4,898	4,898
Series B Preferred Stock, $.001 par value; 3,456,286 shares authorized, 1,743,481 and 0 shares issued and outstanding at December 31, 2021 and December 31, 2020, respectively	1,743	—
Common stock, $.001 par value; 90,000,000 shares authorized 9,673,870 shares issued and outstanding at December 2021 and December 31, 2020	9,674	9,674
Additional paid-in capital	27,559,343	17,232,393
Accumulated deficit	(24,072,500)	(12,257,533)
Total stockholders' equity	3,503,158	4,989,432
Total liabilities and stockholders' equity	$8,715,366	$8,115,888

The accompanying notes are an integral part of these financial statements.

Monogram orthopaedics Inc.

STATEMENTS OF OPERATIONS

	Years Ended
	December 31, 2021	December 31, 2020
Revenues	$628,246	$—
Cost of goods sold	458,675	—
Gross profit	169,571	—

Operating Expenses:
Marketing and advertising	3,271,600	1,222,672
Research and development	5,278,768	4,671,444
General and administrative	1,896,839	956,622
Total operating expenses	$10,447,207	$6,850,738

Loss from operations	$(10,277,636)	$(6,850,738)

Other income (expense):
Interest and other expense	$(21,661)	$(54,250)
Interest and other income	47,768	131,535
Loss from change in fair value of warrant liability	(1,563,439)	(2,294,553)
Total other income (expense)	$(1,537,332)	$(2,217,268)

Net loss before taxes	$(11,814,968)	$(9,068,006)
Income taxes	—	—
Net loss	$(11,814,968)	$(9,068,006)

Basic and diluted loss per common share	$(1.22)	$(0.99)
Weighted-average number of basic and diluted shares outstanding	9,673,870	9,131,314

The accompanying notes are an integral part of these financial statements.

MONOGRAM ORTHOPAEDICS INC.

STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

	Series A Preferred Stock		Series B Preferred Stock		Common Stock		Additional Paid-in	Accumulated	Total Stockholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	(Deficit)
Balance, December 31, 2019	702,021	$702	—	$—	8,634,208	$8,634	$2,905,558	$(3,189,526)	$(274,632)
Stock-based compensation	—	—	—	—	1,039,662	1,040	2,162,783	—	2,163,823
Issuance of Series A Preferred Stock, net of costs	2,940,121	2,940	—	—	—	—	10,763,603	—	10,766,543
Conversion of debt	1,255,411	1,256	—	—	—	—	1,400,449	—	1,401,705
Net loss	—	—	—	—	—	—	—	(9,068,006)	(9,068,006)
Balance, December 31, 2020	4,897,553	$4,898	—	$—	9,673,870	$9,674	$17,232,393	$(12,257,532)	$4,989,433
Stock-based compensation	—	—	—	—	—	—	205,629	—	205,629
Issuances of Series B Preferred Stock, net of costs	—	—	1,743,481	1,743	—	—	10,121,321	—	10,123,064
Net loss	—	—	—	—	—	—	—	(11,814,968)	(11,814,968)
Balance, December 31, 2021	4,897,553	$4,898	1,743,481	$1,743	9,673,870	$9,674	$27,559,343	$(24,072,500)	$3,503,158

The accompanying notes are an integral part of these financial statements.

MONOGRAM ORTHOPAEDICS INC.

STATEMENTS OF CASH FLOWS

	Year	Year
	Ended	Ended
	December 31, 2021	December 31, 2020
Operating activities:
Net loss	$(11,814,968)	$(9,068,006)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	205,629	2,163,823
Depreciation and amortization	321,984	95,694
Forgiveness of PPP Loan	—	(79,025)
Change in value of warrant liability	1,563,439	2,294,553
Changes in non-cash working capital balances:
Other current assets	34,584	(775,838)
Deposits	11,142	(11,142)
Operating lease right of use assets and liabilities, net	(6,114)	2,535
Accounts payable	266,217	(59,035)
Accrued liabilities	250,122	117,713
Accrued interest payable	—	(85,331)
Cash used in operating activities	$(9,167,995)	$(5,404,059)
Investing activities:
Purchase of intangible assets	$(975,000)	(150,000)
Purchase of equipment	$(31,107)	$(1,184,153)
Cash used in investing activities	$(1,006,107)	$(1,334,153)
Financing activities:
Proceeds from issuances of Series A and Series B Preferred Stock	10,123,064	10,766,543
Payment of related party loans	—	(800,000)
Proceeds from PPP loan	—	79,025
Payment of loans	—	(40,000)
Cash provided by financing activities	$10,123,064	$10,005,568
Increase (decrease) in cash and cash equivalents during the period	$(51,038)	$3,267,356
Cash and cash equivalents, beginning of the period	5,586,748	2,319,393
Cash and cash equivalents, end of the period	$5,535,710	$5,586,749

Cash paid for interest	$—	143,582
Cash paid for income taxes
Non-cash investing and financing activities:
Increase in right of use asset and lease liability from new lease agreement	$97,169	$—
Debt converted to preferred stock	$—	$1,389,806

The accompanying notes are an integral part of these financial statements.

MONOGRAM ORTHOPAEDICS INC.

NOTES TO FINANCIAL STATEMENTS

1. Description of Business and Summary of Accounting Principles

Monogram Orthopaedics Inc. ("Monogram" or the "Company"), incorporated in the state of Delaware on April 21, 2016, is working to develop a product solution architecture to eventually enable mass personalized optimization of orthopedic implants by linking 3D printing and robotics via automated digital image analysis algorithms.

The Company has a working navigated robot prototype that can optically track a simulated surgical target and execute optimized auto-generated cut paths for high precision insertion of implants in synthetic bone specimens. These implants and cut-paths are generated with proprietary Monogram software algorithms.

The financial statements are presented in United States dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America. The Company's fiscal year end is December 31.

Stock Split

On November 30, 2022, the Company affected a two-for-one stock split of its common stock and increased the number of authorized shares of the Company’s capital stock to 150,000,000, with 90,000,000 designated as Common Stock, and 60,000,000 designated as Preferred Stock. All share and loss per share information have been retroactively adjusted for all periods presented to reflect the stock split, the incremental par value of $4,837 from the newly issued shares, and the increased number of authorized shares.

We have found no economic impact on the options or the derivative Pro-dex value. To value the Pro-dex warrant, we have always assumed the conversion of all shares from the warrant into common shares and applied black Scholes to the fully diluted share amount. There is no economic impact.

Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The Company's most significant estimates relate to the fair value of the warrant liability, valuations of stock-based compensation, and the income tax valuation allowance. On a continual basis, management reviews its estimates, utilizing currently available information, changes in facts and circumstances, historical experience and reasonable assumptions. After such reviews, and if deemed appropriate, those estimates are adjusted accordingly. Actual results could differ from those estimates.

Reclassifications

Certain balances as of and for the year ended December 31, 2020 have been reclassified from their original presentation to conform with the current year presentation.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. The Company did not have any cash equivalents during fiscal 2021 and 2020. The Company may maintain cash balances that exceed federally insured limits.

Equipment

Equipment expenditures are recorded at cost. Costs which extend the useful lives or increase the productivity of an asset are capitalized, while normal repairs and maintenance that do not extend the useful life or increase the productivity of an asset are expensed as incurred. Equipment, including the Company's robotic equipment, are depreciated on the straight-line method over the five-year estimated useful life of the asset. Construction in progress is stated at cost and depreciation commences once the project is completed and placed in service.

Leases

Operating lease right-of-use assets and liabilities are recognized at the present value of the future lease payments at the lease commencement date. The interest rate used to determine the present value of future lease payments is the Company's estimated incremental borrowing rate because the interest rate implicit in the Company's leases is not readily determinable. Operating lease expense is recognized on a straight-line basis over the lease term.

Long-Lived Assets

Long-lived assets, such as equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is determined to not be recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent the carrying amount exceeds its fair value. The Company did not experience any impairment of its long-lived assets in 2021 or 2020.

Revenue Recognition

The Company recognizes revenue consistent with the guidance in ASU 2014-09, Revenue from Contracts with Customers (Topic 606), ("ASC 606").

Revenue is recognized when promised products and services are transferred to the customer. The amount of revenue recognized reflects both the fixed and variable consideration to which the Company expects to be entitled in exchange for these products and services. In general, the Company applies the following five-step model when evaluating the amount and timing of revenue recognition in its customer contracts:

Step 1 – Identify the contract(s) with a customer

Step 2 – Identify the performance obligations in the contract

Step 3 – Determine the transaction price

Step 4 – Allocate the transaction price to the performance obligations

Step 5 – Recognize revenue when (or as) performance obligations are satisfied

The Company has not yet begun its principal operations. Revenue recognized during the year ended December 31, 2021 related to the sales of licensed, third-party products distributed by the Company. These product sales are recognized when control of the product is transferred to the customer, generally at the point of delivery to the customer.

Stock-based Compensation

The Company measures and records the expense related to stock-based compensation awards based on the fair value of those awards as determined on the date of grant. The Company recognizes stock-based compensation expense over the requisite service period of the individual grant, generally equal to the vesting period, and uses the straight-line method to recognize the related stock-based compensation. The Company uses the Black-Scholes-Merton (“Black-Scholes”) option-pricing model to determine the fair value of stock awards. The Black-Scholes option-pricing model requires the use of highly subjective and complex assumptions, including the estimated fair value and price volatility of the Company’s common stock and the expected term of the option.

Marketing and Advertising Costs

Marketing and advertising costs are expensed as incurred.

Income Taxes

The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income and the reversal of deferred tax liabilities during the period in which related temporary differences become deductible. A valuation allowance has been established to eliminate the Company's deferred tax assets as it is more likely than not that none of the deferred tax assets will be realized.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon settlement with the tax authorities. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest related to unrecognized tax benefits in interest expense and penalties in income tax expense. The Company has determined that it had no significant uncertain tax positions requiring recognition or disclosure.

Earnings (Loss) Per Share

Earnings (loss) per share is computed by dividing net income or loss by the weighted-average number of Common Stock shares outstanding. To the extent that stock options, warrants, and convertible preferred stock are anti-dilutive, they are excluded from the calculation of diluted earnings (loss) per share. For the years ended December 31, 2021 and 2020, the Company excluded the following shares from the calculation of diluted loss per share because such amounts were antidilutive:

	2021	2020
Shares issuable upon conversion of Series A Preferred Stock	9,795,106	9,795,106
Shares issuable upon conversion of Series B Preferred Stock	3,486,962	—
Shares issuable upon exercise of warrants	2,003,406	1,744,096
Shares issuable upon exercise of stock options	2,759,264	2,709,964
Total	18,044,738	14,249,166

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

2. Going Concern Matters and Realization of Assets

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the ordinary course of business. However, the Company has sustained recurring losses from its continuing operations and had an accumulated deficit of $24.1 million at December 31, 2021. Further, the Company generated significant negative cash flows from operations of $9.2 million and $5.4 million during the years ended December 31, 2021 and 2020, respectively. The Company is dependent on its ongoing financing efforts, but these plus existing cash resources may be insufficient to fund its continuing operating losses, capital expenditures, lease and debt payments, and future working capital requirements.

The Company may not be able to raise sufficient amounts of additional debt, equity, or other cash on acceptable terms, if at all. Failure to generate sufficient revenues, achieve certain other business plan objectives, or raise additional funds could have a material adverse effect on the Company's results of operations, cash flows, and financial position, including its ability to continue as a going concern, and may require it to significantly reduce, reorganize, discontinue or shut down its operations.

In view of the matters described above, recoverability of a major portion of the recorded asset amounts shown in the accompanying balance sheet is dependent upon the continued operations of the Company which, in turn, is dependent upon the Company's ability to meet its financing requirements on a continuing basis, and to succeed in its future operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue its operations. Management's plans to mitigate this risk include the following:

1.	Continue to raise cash for research, product development, and working capital purposes by selling equity. During 2022, the Company expects to authorize additional shares to be issued under a new Regulation A offering statement, though the ultimate selling of such shares will be dependent upon receiving qualification from the Securities and Exchange Commission. With sufficient cash available to the Company, it can make the additional development expenditures necessary to produce a commercially viable product and generate revenues, and consequently cut monthly operating losses.

2.	Continue to develop its technology and intellectual property and look for industry partners to use or sell its product.

There can be no assurance that the Company will be able to achieve or maintain positive cash flows from operations. If the Company is unable to generate adequate funds from operations or raise sufficient additional funds, the Company may not be able to repay its existing debt, continue to develop its product, respond to competitive pressures, or fund its operations. As a result, the Company may be required to significantly reduce, reorganize, discontinue or shut down its operations. The financial statements do not include any adjustments that might result from this uncertainty.

3. Fair Value Measurements

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures of financial instruments on a recurring basis.

Fair Value Hierarchy

Accounting Standards Codification Topic 820, Fair Value Measurements ("ASC 820"), establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

●	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

●	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

●	Level 3 inputs are unobservable inputs for the asset or liability.

Determination of Fair Value – Warrant Liability

Under ASC 820, the Company bases its determination of fair value on the price that would be received to sell an asset or the price that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. In doing so, and consistent with the fair value hierarchy in ASC 820, the Company maximizes the use of observable inputs and minimizes the use of unobservable inputs. For assets and liabilities measured at fair value when there is limited or no observable market data, management applies judgment to estimate fair value and considers factors such as current pricing policy, the economic and competitive environment, the characteristics of the asset or liability, and other factors. The amounts estimated by management cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Inherent limitations in any such fair value calculation technique, including changes in discount rates, estimates of future cash flows, and other underlying assumptions, could significantly affect the results of current or future value.

As described further in Note 6, the Company has a warrant liability that is measured and recognized at fair value on a recurring basis. The fair value of the warrant liability is generally measured using pricing models with no observable inputs. These measurements are classified as Level 3 within the fair value of hierarchy.

4. Other Current Assets

Other current assets consist of the following as of December 31, 2021 and 2020:

	2021	2020
Receivable from investment platform vendor	$418,503	$—
Advance paid to vendor for supply development contract	250,000	750,085
Other prepaid expenses	309,407	90,753
Other current assets	$977,910	$840,838

The receivable from the Company’s investment platform vendor is the result of a timing difference between when investors in the Company’s offering of Series B Preferred Stock purchase shares and remit payment to the platform vendor and when these funds are released to the Company by the platform vendor.

5. Equipment

Equipment, net consists of the following as of December 31, 2021 and 2020:

	2021	2020
Computer equipment	$63,740	$53,899
Furniture	20,116	22,245
Engineering equipment	171,153	175,350
Medical equipment	184,379	188,005
Robot equipment	368,637	368,637
Software	537,839	537,839
Work-in-process equipment	—	150,000
	$1,345,864	$1,495,975
Accumulated depreciation	(327,939)	(171,767)
Equipment, net	$1,017,925	$1,324,208

For the years ended December 31, 2021 and 2020, depreciation expense amounted to $165,734 and $95,694, respectively.

6. Intangible Assets

During 2021 and 2020, the Company paid $975,000 and $150,000 to acquire various intellectual property licenses the Company expects to use in connection with its robotic surgical orthopedic implant system and other products and systems to be developed in the future. The Company is amortizing these licenses over their estimated useful lives of five years. Total amortization expense and accumulated amortization related to intangible assets was $156,250 as of and for the year ended December 31, 2021.

7. Preferred and Common Stock

Offering of Series B Preferred Stock

On January 15, 2021, the Company received a notice of qualification to issue up to 4,784,689 shares of Series B Preferred Stock, plus up to 478,468 additional shares of Series B Preferred Stock eligible to be issued as Bonus Shares to investors. The initial price of each share sold in the offering was $6.27, but this was increased to $7.52 beginning in June 2021. Each share of Series B Preferred Stock may be converted into two shares of the Company's Common Stock at the discretion of each investor, or automatically upon the occurrence of certain events, like an initial public offering.

Rights of Preferred Stockholders

The rights of the Series A Preferred Stock and Series B Preferred Stock are substantially the same, except as specifically noted below.

Voting: Each holder of Preferred Stock is entitled to one vote for each share of Common Stock into which such share of Preferred Stock could be converted. Additionally, the holders of Preferred Stock are entitled to certain protective provisions that require the Company to obtain the written consent or affirmative vote of a majority of the outstanding shares of Preferred Stock prior to effecting certain corporate actions including changes to the rights or preferences of Preferred Stock, authorized number of shares, or number of directors of the Company, and any decisions to repurchase capital stock, declare dividends, or liquidate, dissolve, or wind-up the business and affairs of the Company.

Holders of the Company's Common Stock are entitled to elect two directors to the Company's Board of Directors as a standalone class; holders of Preferred Stock may not exercise any voting rights in the election of these directors. However, holders of Preferred Stock do have the right to vote with the holders of Common Stock to elect one independent director and any additional directors after the elections outlined above.

Dividends: Holders of Preferred Stock are entitled to receive dividends as may be declared from time to time by the Board of Directors out of legally available funds and on a pari passu basis with holders of Common Stock.

Conversion: Each share of Preferred Stock is convertible, at the option of the holder, into two shares of the Company's Common Stock. This initial conversion rate is subject to adjustment in the event of stock splits, reverse stock splits, or the issuance of a dividend or other distribution payable in additional shares of Common Stock. Preferred Stock is automatically convertible into Common Stock upon the occurrence of an initial public offering or the election of the holders of a majority of the outstanding shares of Preferred Stock.

Liquidation Preference: In the event of a liquidation, dissolution or winding up of the Company, all holders of Preferred Stock are entitled to a liquidation preference equal to the greater of (i) the Original Issue Price (as described below) for such share plus any declared but unpaid dividends with respect to such shares or (b) such amount per share as would have been payable had all shares of Series B Preferred Stock been converted into Common Stock immediately prior to such liquidation, dissolution or winding up of the Company. The Original Issue Price for Series A Preferred Stock is $4.00 and is $6.27 or $7.52 for Series B Preferred Stock, depending on the original price paid by the investor to acquire their Series B Preferred Stock.

Common Stock Issued to Icahn School of Medicine at Mount Sinai ("Mount Sinai")

In October 2017, the Company and Mount Sinai entered into a license agreement covering certain intellectual property relating to customizable bone implants and surgical planning software. As part of this licensing agreement, Mount Sinai was granted the right to maintain 12% of the fully-diluted outstanding Common Stock of the Company until the Company received an aggregate of $10,000,000 in cash in exchange for its equity securities. During 2020, the Company issued an additional 1,039,662 shares of Common Stock to Mount Sinai to satisfy this anti-dilution right and recorded a corresponding charge to stock-based compensation expense of $2,163,823.

Anti-Dilution Right of CEO

Benjamin Sexson, the Company's Chief Executive Officer ("CEO"), is entitled to pre-emptive rights that permit him to preserve his vested equity position in the Company in the event of any additional issuances of Common Stock (or securities convertible into Common Stock), at a per-share price equal to the then current fair value, as reasonably determined by the Board.

8. Stock Warrants

In December 2018, the Company issued a warrant that is exercisable into the number of shares of (a) Common Stock equal to 5% of the fully diluted capitalization of the Company, plus (b) the number of shares of each class or series of Preferred Stock of the Company equal to 5% of the total issued and outstanding number of preferred shares of the Company. The warrant has a total exercise price of $1,250,000 and expires in December 2025.

At December 31, 2021 and December 31, 2020, this warrant was exercisable into a total of 1,385,724 and 1,196,152 shares, respectively, of the Company's capital stock. The fair value of this warrant was $4,021,810 and $2,523,797 at December 31, 2021 and 2020, respectively, and was estimated using a Black-Scholes valuation model with the following assumptions:

	December 31, 2021	December 31, 2020
Estimated per-share fair value of common and preferred stock	$3.76	$3.14
Expected term	4.0 years	5.0 years
Volatility	30.3%	19.8%
Dividend rate	0.0%	0.0%
Discount rate	1.2%	1.8%

In October 2020, the Company issued a warrant to a vendor in exchange for platform and technology services provided to the Company in connection with its offering of Series B Preferred Stock. This warrant is exercisable into shares of Series B Preferred Stock equal to 2% of the total number of shares of Series B Preferred Stock issued to investors in connection with the Company's offering of Series B Preferred Stock. The exercise price of this warrant is $6.27, and the warrant expires in October 2025. At December 31, 2021 and 2020, the warrant was exercisable into 34,870 and 0 shares of Series B Preferred Stock, respectively, and the estimated value of the warrant liability was $65,426 and $0, respectively.

In February 2019, the Company entered into a warrant agreement that provided the holder with the right to acquire $1,000,000 worth of shares of the Company's capital stock upon the occurrence of the Company raising $5,000,000 in an equity financing. As a result of the Series A Preferred Stock issuances in 2020, this threshold was achieved, and the warrant is now exercisable into 273,972 shares of Series A Preferred Stock at a price of $3.65 per share. This warrant expires in February 2024.

9. Stock Options

The Company has adopted a stock option plan covering the issuance of up to 5,200,000 shares of Common Stock to qualified individuals. Options granted under this plan vest over four years and expire ten years from the date of the grant. The following table summarizes stock option activity for the years ended December 31, 2021 and 2020:

	Option Number of Shares	Option Exercise Price Per Share	Weighted-Average Exercise Price
Options outstanding at January 1, 2020	1,095,900	$0.05 – $2.00	$0.65
Granted	1,614,064	$2.00	$2.00
Exercised	—	—	—
Canceled	—	—	—
Options outstanding at December 31, 2020	2,709,964	$0.05 – $2.00	$1.48
Granted	335,300	$3.14 – $3.76	$3.17
Exercised	—	—	—
Canceled	(286,000)	$0.31 – $2.00	$1.70
Options outstanding at December 31, 2021	2,759,264	$0.05 – $3.76	$1.66
Options exercisable at December 31, 2021	1,088,160	$0.05 – $3.76	$1.35

Stock-based compensation expense resulting from granted stock options was $205,629 and $84,499 for the years ended December 31, 2021 and 2020, respectively. Unrecognized stock-based compensation expense of $839,789 at December 31, 2021 will be recognized in future periods as the related stock options continue to vest. The weighted-average remaining contractual life of previously granted stock options was 9.3 years at December 31, 2021.

The grant-date fair values of stock options granted in 2021 and 2020 was $1.53 and $0.38, respectively, and were estimated using a Black-Scholes valuation model with the following assumptions:

	December 31, 2021	December 31, 2020
Expected term	4.0 years	4.0 years
Volatility	30.3%	19.8%
Dividend rate	0.0%	0.0%
Discount rate	1.2%	1.8%

10. Income Taxes

Due to the net losses incurred by the Company, no income tax expense was recorded for the years ended December 31, 2021 and 2020.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of December 31, 2021 and 2020 were as follows:

	2021	2020
Deferred tax assets, net:
Net operating loss carryforwards and tax credits	$3,650,000	$1,575,000
Valuation allowance	(3,650,000)	1,575,000
Net deferred assets	$—	$—

Given the significant uncertainty of future utilization of taxable benefits from the Company’s net operating losses, a full valuation allowance has been recorded, resulting in a net increase in the valuation allowance of $2,075,000 during the year ended December 31, 2021.

The following is a reconciliation of the tax provisions for the years ended December 31, 2021 and 2020 with the statutory Federal income tax rates:

	Percentage of Pre-Tax Income
	2021	2020
Statutory Federal income tax rate	21.0%	21.0%
Loss generating no tax benefit	(21.0)	(21.0)
Effective tax rate	—	—

The Company did not have any material unrecognized tax benefits as of December 31, 2021 and 2020, and does not expect its unrecognized tax benefits to significantly increase or decrease within the next twelve months. The Company incurred no interest or penalties relating to unrecognized tax benefits during the years ended December 31, 2021 and 2020.

The Company is subject to U.S. federal income tax, as well as taxes by various state jurisdictions. The Company is currently open to audit under the statute of limitations by the federal and state jurisdictions for the years ending December 31, 2017 through 2020.

At December 31, 2021, the Company had net operating loss carryforwards for Federal income tax purposes of approximately $17,381,000 being carried forward indefinitely, pursuant to the Tax Cuts and Jobs Act. Utilization of the net operating losses may be subject to annual limitations provided by Section 382 of the Internal Revenue Code and similar State provisions.

11. Commitments and Contingencies

Litigation

The Company accrues for loss contingencies associated with outstanding litigation, claims and assessments for which management has determined it is probable that a loss contingency exists and the amount of loss can be reasonably estimated. Costs for professional services associated with litigation claims are expensed as incurred. As of December 31, 2021, the Company has not incurred or accrued any amounts for litigation matters.

Leases

The Company entered into a lease for its headquarters in February 2020 and executed an amendment to expand these premises in January 2021. The terms of both the original lease and amendment expire in March 2024.

The following table summarizes additional information related to the Company’s accounting for operating leases for years ended December 31:

	2021	2020
Total operating lease expense	$102,738	$80,762
Cash paid related to operating lease liabilities	$96,006	$54,080
Weighted-average remaining lease term	2.25 years	3.25 years
Weighted-average discount rate used to determine operating lease liabilities	5.0%	5.0%

Future minimum lease payments due under noncancelable operating leases as of December 31, 2021, are as follows:

2022	$101,014
2023	101,014
2024	25,253
Total minimum lease payments	227,281
Less: amounts representing interest	(15,818)
Present value of operating lease liabilities	$211,463

12. Subsequent Events

On March 14, 2022, the Company amended its lease agreement to extend the term of the lease and relocate from its current 1,952 square foot expansion premises to a larger 3,456 square foot expansion premises within the same facility. As of the relocation effective date, the total leased premises will be 7,512 square feet.

On February 18, 2022, the Company ended its Regulation A offering of Series B Preferred Stock and stopped accepting new investments.

On July 14, 2022, the Company initiated a Regulation CF offering with Novation Solutions Inc. (O/A DealMaker) in which Monogram seeks to raise up to $5,000,000 from the issuance of 499,500 shares of Series C Preferred Stock at a price per share of $10.01 (the “Series C Offering”). Through November 9, 2022 the Company has raised approximately $1.2 million from the issuance of 118,681 shares.

The Company evaluated subsequent events through November 15, 2022, the date these financial statements were issued, for events that should be recorded or disclosed in the financial statements for the year ended December 31, 2021. The Company concluded that no other events have occurred that would require recognition or disclosure in the financial statements.

Monogram orthopaedics Inc.

CONDENSED BALANCE SHEETS

	June 30,	December 31,
	2022	2021
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$10,292,599	$5,535,710
Prepaid expenses and other current assets	644,294	966,768
Total current assets	10,936,893	6,502,478
Equipment, net of accumulated depreciation	952,271	1,017,925
Intangible assets, net	863,750	968,750
Operating lease right-of-use assets	169,379	215,071
Deposits	11,142	11,142
Total assets	$12,922,294	$8,715,366
Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$252,498	$449,032
Accrued liabilities	381,206	464,477
Warrant liability	4,880,827	4,087,236
Operating lease liabilities, current	96,977	92,886
Total current liabilities	$5,611,508	$5,093,631
Operating lease liabilities, non-current	68,728	118,577
Other long-term liabilities	231,000	-
Total liabilities	$5,911,236	$5,212,208
Commitments and contingencies	-	-
Stockholders' equity:
Series A Preferred Stock, $.001 par value; 5,443,717shares authorized, 4,897,553 shares issued and outstanding at June 30, 2022 and December 31, 2021	4,898	4,898
Series B Preferred Stock, $.001 par value; 3,456,286shares authorized, 3,195,667 and 1,743,481 shares issued and outstanding at June 30, 2022 and December 31, 2021, respectively	3,196	1,743
Common stock, $.001 par value; 90,000,000 shares authorized 9,673,870 shares issued and outstanding at June 30, 2022 and December 31, 2021	9,674	9,674
Additional paid-in capital	37,429,885	27,559,343
Accumulated deficit	(30,436,596)	(24,072,500)
Total stockholders' equity	7,011,057	3,503,159
Total liabilities and stockholders' equity	$12,922,294	$8,715,367

 The accompanying notes are an integral part of these financial statements.

Monogram orthopaedics Inc.

CONDENSED STATEMENTS OF OPERATIONS

	June 30,	June 30,
	2022	2021
Revenues	$-	$628,246
Cost of goods sold	-	460,475
Gross profit	-	167,771

Operating expenses:
Marketing and advertising	2,272,255	1,378,044
Research and development	2,266,833	2,469,579
General and administrative	1,061,581	1,222,930
Total operating expenses	$5,600,668	$5,070,553

Loss from operations	$(5,600,668)	$(4,902,782)

Other income (expense)
Interest and other expense	$8	$(21,614)
Loss from change in warrant liability	(793,591)	(244,485)
Interest income	30,155	17,043
Total other income (expense)	$(763,428)	$(249,056)

Net loss before taxes	$(6,364,096)	$(5,151,838)
Income taxes	-	-
Net loss	$(6,364,096)	$(5,151,838)

Basic and diluted loss per common share	$(0.66)	$(0.54)
Weighted-average number of basic and diluted shares outstanding	9,673,870	9,673,870

The accompanying notes are an integral part of these financial statements.

MONOGRAM ORTHOPAEDICS INC.

CONDENSED STATEMENTS OF STOCKHOLDERS' EQUITY

	Series A Preferred Stock		Series B Preferred Stock		Common Stock		Additional Paid-in	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Equity
Balance as of December 31, 2020	4,897,553	4,898	-	-	9,673,870	9,674	17,232,393	(12,257,532)	4,989,433
Issuances of Class B Preferred Stock, net of costs			1,743,481	1,743			10,121,321		10,123,064
Exercise of stock options									-
Stock-based compensation							205,629		205,629
Net loss								(11,814,968)	(11,814,968)
Balance as of December 31, 2021	4,897,553	$4,898	1,743,481	$1,743	9,673,870	$9,674	$27,559,343	$(24,072,500)	$3,503,158
Issuances of Class B Preferred Stock, net of costs			1,452,186	1,452			9,613,625		9,615,076
Issuance Cost of Class C Preferred Stock							(5,000)		(5,000)
Exercise of stock options									-
Stock-based compensation							261,917		261,917
Net loss								(6,364,096)	(6,359,096)
Balance as of June 30, 2022	4,897,553	$4,898	3,195,667	$3,196	9,673,870	$9,674	$37,429,885	$(30,436,596)	$7,011,057

The accompanying notes are an integral part of these financial statements.

 MONOGRAM ORTHOPAEDICS INC.

CONDENSED STATEMENTS OF CASH FLOWS

	Six Months	Six Months
	Ended	Ended
	June 30, 2022	June 30, 2021
Operating activities:
Net loss	$(6,364,096)	$(5,151,838)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	261,917	95,882
Depreciation and amortization	188,336	132,110
Change in value of warrant liability	793,591	244,485
Changes in non-cash working capital balances:
Other current assets	333,616	143,388
Deposits	-	(3,767)
Accounts payable	(196,534)	18,374
Accrued liabilities	(83,271)	41,105
Operating lease assets and liabilities, net	(66)	(7,146)
Cash used in operating activities	$(5,066,508)	$(4,487,407)
Investing activities:
Purchase of intangible assets	$-	(983,125)
Purchase of equipment	$(22,682)	$(21,585)
Cash used in investing activities	$(22,682)	$(1,004,710)
Financing activities:
Proceeds from issuances of stock, net of issuance costs	9,615,077	6,121,681
Federal grants	231,000	-
Cash provided by financing activities	$9,846,077	$6,121,681
Increase in cash and cash equivalents during the period	4,756,889	629,564
Cash and cash equivalents, beginning of the period	5,535,710	5,586,748
Cash and cash equivalents, end of the period	$10,292,599	$6,216,312

The accompanying notes are an integral part of these financial statements.

MONOGRAM ORTHOPAEDICS INC.

NOTES TO FINANCIAL STATEMENTS

1. Description of Business and Summary of Accounting Principles

Monogram Orthopaedics Inc. ("Monogram" or the "Company"), incorporated in the state of Delaware on April 21, 2016, is working to develop a product solution architecture to eventually enable mass personalized optimization of orthopedic implants by linking 3D printing and robotics via automated digital image analysis algorithms.

The Company has a working navigated robot prototype that can optically track a simulated surgical target and execute optimized auto-generated cut paths for high precision insertion of implants in synthetic bone specimens. These implants and cut-paths are generated with proprietary Monogram software algorithms.

The financial statements are presented in United States dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America. The Company's fiscal year end is December 31.

Stock Split

On November 30, 2022, the Company affected a two-for-one stock split of its common stock and increased the number of authorized shares of the Company’s capital stock to 150,000,000, with 90,000,000 designated as Common Stock, and 60,000,000 designated as Preferred Stock. All share and loss per share information have been retroactively adjusted for all periods presented to reflect the stock split, the incremental par value of $4,837 from the newly issued shares, and the increased number of authorized shares.

We have found no economic impact on the options or the derivative Pro-dex value. To value the Pro-dex warrant, we have always assumed the conversion of all shares from the warrant into common shares and applied black Scholes to the fully diluted share amount. There is no economic impact.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and are consistent in all material respects with those applied in our 2021 Form 1-K.

As permitted by SEC requirements for interim reporting, certain footnotes or other financial information have been condensed or omitted. In the opinion of management, all normal and recurring adjustments considered necessary for the fair presentation of the financial statements have been included. Revenues, expenses, assets, and liabilities can vary during each quarter of the year, therefore, the results and trends in these interim financial statements may not be representative of those for the full year.

The information included in this Form 1-SA should be read in conjunction with the financial statements and accompanying notes included in the Company’s 2021 Form 1-K.

Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of expenses during the reporting period.

The Company's most significant estimates relate to the fair value of the warrant liability, valuations of stock-based compensation, and the income tax valuation allowance. On a continual basis, management reviews its estimates, utilizing currently available information, changes in facts and circumstances, historical experience and reasonable assumptions. After such reviews, and if deemed appropriate, those estimates are adjusted accordingly. Actual results could differ from those estimates.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

2. Going Concern Matters and Realization of Assets

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the ordinary course of business. However, the Company has sustained recurring losses from its continuing operations and had an accumulated deficit of $30.4 million at June 30, 2022. Further, the Company generated negative cash flows from operations of $5.1 million for the six months ended June 30, 2022. The Company is dependent on its ongoing financing efforts, but these plus existing cash resources may be insufficient to fund its continuing operating losses, capital expenditures, lease and debt payments, and future working capital requirements.

The Company may not be able to raise sufficient amounts of additional debt, equity, or other cash on acceptable terms, if at all. Failure to generate sufficient revenues, achieve certain other business plan objectives, or raise additional funds could have a material adverse effect on the Company's results of operations, cash flows, and financial position, including its ability to continue as a going concern, and may require it to significantly reduce, reorganize, discontinue or shut down its operations.

In view of the matters described above, recoverability of a major portion of the recorded asset amounts shown in the accompanying balance sheet is dependent upon the continued operations of the Company which, in turn, is dependent upon the Company's ability to meet its financing requirements on a continuing basis, and to succeed in its future operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue its operations. Management's plans to mitigate this risk include the following:

1.	Continue to raise cash for research, product development, and working capital purposes by selling equity under an offering statement that has been qualified by the Securities and Exchange Commission under Tier II of Regulation A. The Company is offering up to 499,501 shares of Series C Preferred Stock at a price of $10.01 per share, which may convert into shares of common stock on a one-for-one basis. With sufficient cash available to the Company, it can make the additional development expenditures necessary to produce a commercially viable product and generate revenues, and consequently cut monthly operating losses.
2.	Continue to develop its technology and intellectual property and look for industry partners to use or sell its product.

There can be no assurance that the Company will be able to achieve or maintain positive cash flows from operations. If the Company is unable to generate adequate funds from operations or raise sufficient additional funds, the Company may not be able to repay its existing debt, continue to develop its product, respond to competitive pressures, or fund its operations. As a result, the Company may be required to significantly reduce, reorganize, discontinue or shut down its operations. The financial statements do not include any adjustments that might result from this uncertainty.

3. Basic and Diluted Loss Per Share

For the six months ended June 30, 2022 and 2021, the Company excluded the following shares from the calculation of diluted loss per share because such amounts were antidilutive:

	2022	2021
Shares issuable upon conversion of Series A Preferred Stock	9,795,106	9,795,106
Shares issuable upon conversion of Series B Preferred Stock	6,391,198	2,287,720
Shares issuable upon exercise of warrants	2,231,174	1,851,892
Shares issuable upon exercise of stock options	3,244,066	2,813,464
Total	21,661,556	12,560,148

4. Other Current Assets

Other current assets consist of the following as of June 30, 2022 and December 31, 2021:

	June 30, 2022	December 31, 2021
Receivable from investment platform vendor	$106,983	$418,503
Advance paid to vendor for supply development contract	250,000	250,000
Other prepaid expenses	287,311	309,407
Other current assets	$644,294	$966,768

The receivable from the Company’s investment platform vendor is the result of a timing difference between when investors in the Company’s offering of Series B Preferred Stock purchase shares and remit payment to the platform vendor and when these funds are released to the Company by the platform vendor.

5. Non-Dilutive Warrant

On December 20, 2018, the Company issued a non-dilutive warrant that expires on December 20, 2025. The warrant has an exercise price of $1,250,000 and is exercisable into (i) shares of common stock equal to five percent (5%), calculated on a post-exercise basis, of the fully diluted capitalization of the Company, as of the date or dates of exercise, plus (ii) shares of preferred stock of each class or series of preferred stock of the Company equal to five percent (5%), calculated on a post-exercise basis, of the total issued and outstanding number of preferred shares of the Company, as of the date or dates of exercise.

At June 30, 2022 and December 31, 2021, the Company estimated the fair value of this warrant to be $4,880,827 and $4,087,236 respectively. The fair value of the warrant was estimated using a Black-Scholes valuation model with the following assumptions:

	June 30, 2022	December 31, 2021
Expected term	3.4 years	4 years
Volatility	31.5%	30.3%
Dividend rate	0.0%	0.0%
Discount rate	3.00%	1.2%

In October 2020, the Company issued a warrant to a vendor in exchange for platform and technology services provided to the Company in connection with its offering of Series B Preferred Stock. This warrant is exercisable into shares of Series B Preferred Stock equal to 2% of the total number of shares of Series B Preferred Stock issued to investors in connection with the Company's offering of Series B Preferred Stock. The exercise price of this warrant is $7.52, and the warrant expires in October 2025. At June 30, 2022 and December 31, 2021, the warrant was exercisable into 58,230 and 34,870 shares of Series B Preferred Stock, respectively. The estimated value of the warrant liability was $115,766 and $65,426 respectively.

In February 2019, the Company entered into a warrant agreement that provided the holder with the right to acquire $1,000,000 worth of shares of the Company's capital stock upon the occurrence of the Company raising $5,000,000 in an equity financing. As a result of the Series A Preferred Stock issuances in 2020, this threshold was achieved, and the warrant is now exercisable into 273,972 shares of Series A Preferred Stock at a price of $3.65 per share. This warrant expires in February 2024.

As the company issues additional shares of common or preferred stock, the estimated fair value of the warrant liability is expected to increase.

6. Stock Options

The Company has adopted a stock option plan covering the issuance of up to 4,000,000 shares of Common Stock to qualified individuals. Options granted under this plan vest over four years and expire ten years from the date of the grant. The following table summarizes stock option activity for the six months ended June 30, 2022:

	Option Number of Shares	Option Exercise Price Per Share	Weighted-Average Exercise Price
Options outstanding at December 31, 2021	2,759,264	$0.05 – $3.76	$1.66
Granted	543,552	$3.14 – $3.76	$3.735
Exercised	-	-	-
Canceled	(29,375)	$0.31 – $2.00	0.305
Options outstanding at June 30, 2022	3,244,066	$0.05 – $3.76	$2.025
Options exercisable at June 30, 2022	1,505,356	$0.05 – $3.76	$1.535

Stock-based compensation expense resulting from granted stock options was $261,917 and $95,882 for the six months ended June 30, 2022 and 2021, respectively. Unrecognized stock-based compensation expense of $1,556,985 at June 30, 2022 will be recognized in future periods as the related stock options continue to vest. The weighted-average remaining contractual life of previously granted stock options was 8.12 years at June 30, 2022.

The grant-date fair values of stock options granted in 2022 and 2021 was $1.55 and $1.53, respectively, and were estimated using a Black-Scholes valuation model with the following assumptions:

	June 30, 2022	December 31, 2021
Expected term	7.0 years	7.0 years
Volatility	31.5%	30.3%
Dividend rate	0.0%	0.0%
Discount rate	3.01%	1.2%

7. Subsequent Events

On July 14, 2022, the Company commenced its Regulation CF offering of up to 499,501 shares of Series C preferred stock and intend to raise minimum of $100,000 and up to $5,000,000 from investors.